SECURITIES ACT FILE NO. 333-258388
INVESTMENT COMPANY ACT FILE NO. 811-22500

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      ☒

PRE-EFFECTIVE AMENDMENT NO.	☐

POST-EFFECTIVE AMENDMENT NO. 2	☒

AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  ☒

AMENDMENT NO. 24     ☒

A&Q MULTI-STRATEGY FUND

(Exact Name of Registrant as Specified in Charter)

600 Washington Boulevard
Stamford, Connecticut 06901
(Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

Registrant's Telephone Number, including Area Code: (203) 719-1428

Matthew Richards
UBS Hedge Fund Solutions LLC
600 Washington Boulevard
Stamford, Connecticut 06901
(Name and Address of Agent for Service)

COPY TO:

Brad A. Green, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
(212) 446-4800

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED PUBLIC OFFERING:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

☐      Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒      Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 ("Securities Act"), other than securities offered in connection with a dividend reinvestment plan.

☐      Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐      Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐      Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐      when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☐      immediately upon filing pursuant to paragraph (b)

☒      on August 1, 2023 pursuant to paragraph (b)

☐      60 days after filing pursuant to paragraph (a)

☐      on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐      This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐      This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐      This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐      This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

Check each box that appropriately characterizes the Registrant:

☒      Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 ("Investment Company Act")).

☐      Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐      Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐      A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐      Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐      Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 ("Exchange Act").

☐      If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐      New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

PROSPECTUS

A&Q Multi-Strategy FUND

Shares of Beneficial Interest

Investment Objective. A&Q Multi-Strategy Fund (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end management investment company. The Fund’s investment objective is to seek to consistently realize risk-adjusted appreciation principally through the allocation of assets among a select group of alternative asset managers and the funds they operate.

The Fund commenced operations on March 29, 2011 and, as of May 31, 2023, had net assets of approximately $408.6 million.

(continued on following page)

Investing in the Fund’s shares of beneficial interest (the “Shares”) involves a high degree of risk. See “Risk Factors” beginning on page 28.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Total
Offering Amount(1)	$570,704,781
Sales Load(2)	$11,414,096
Proceeds to the Fund(3)	$570,704,781

(1)	Shares may be purchased as of the first business day of each month at the Fund’s then current net asset value per Share. Generally, the stated minimum initial investment in the Fund is $50,000, which minimum may be reduced for certain shareholders, but not below $25,000.

(2)	Shareholders purchasing Shares may be charged a sales load of up to 2%. See “Plan of Distribution.”

(3)	The Fund paid offering expenses of approximately $96,600 from the proceeds of the offering.

UBS Financial Services Inc. acts as the distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. The Fund also may distribute Shares through other brokers or dealers. The Fund sells Shares only to Qualified Investors (as defined herein). Once a prospective investor’s order is received, a confirmation will be sent to the shareholder. The shareholder’s brokerage account will be debited approximately four business days prior to closing for the purchase amount, which will be deposited into a non-interest-bearing escrow account at The Bank of New York Mellon. See “Plan of Distribution.”

UBS Financial Services Inc. August 1, 2023

Investment Portfolio. The Fund is commonly referred to as a “fund of funds.” It is a multi-strategy fund that seeks to achieve its investment objective primarily through the identification, selection and monitoring of a select group of alternative asset managers (the “Investment Managers”) and the funds they operate that the Adviser (defined below) believes will produce attractive returns over time. Investment Managers generally conduct their investment programs through unregistered investment vehicles, such as hedge funds, that have investors other than the Fund, and in other registered investment companies (collectively, the “Investment Funds”). The Fund seeks to construct a portfolio consisting of a wide variety of Investment Funds and Investment Managers that has a low correlation to traditional benchmarks and demonstrates a balance of strategies, markets, risks and types of money managers.

Investment Adviser, Advisory Fee and Incentive Fee. The Fund’s investment adviser is UBS Hedge Fund Solutions LLC (the “Adviser”). The Fund pays the Adviser a fee, computed and payable monthly, at an annual rate of 1.50% of the Fund’s adjusted net assets determined as of the last day of each month. The Fund also pays the Adviser an incentive fee, on a quarterly basis, at an annual rate of 5% of the Fund’s net profits, if any.

Risk; Restrictions on Transfer; No Trading Market. Investing in the Fund’s Shares involves a high degree of risk. In particular:

•	The Fund is an illiquid investment. Before making your investment decision, you should consider, among other things, your liquidity needs. While the Adviser expects that it will recommend to the Board of Trustees of the Fund that the Fund offer to repurchase Shares from shareholders on a quarterly basis, an investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment.

•	The Fund will ordinarily declare and pay dividends from its net investment income and distribute net realized capital gains, if any, once a year. However, the amount of distributions that the Fund may pay, if any, is uncertain.

•	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as the net proceeds from the sale of Shares, returns of capital and borrowings.

Shares are subject to restrictions on transfer and do not trade in any public market.

This prospectus (the “Prospectus”) concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information (“SAI”) dated August 1, 2023, has been filed with the SEC. The table of contents of the SAI appears on page 81 of this Prospectus. The Prospectus, the SAI, which is incorporated by reference into this Prospectus in its entirety, and the Fund’s annual and semi-annual reports, when available, are published on the following website: https://www.ubs.com/us/en/asset-management/individual-investors-and-financial-advisors/products/hedge-funds.html. The SAI and the Fund’s annual and semi-annual reports also are available upon request and without charge by writing the Fund at c/o UBS Hedge Fund Solutions LLC, 600 Washington Boulevard, Stamford, Connecticut 06901, or by calling (888) 793-8637. In addition, you may request other information about the Fund or make shareholder inquiries by calling (888) 793-8637. The SAI, material incorporated by reference into the Fund’s registration statement and other information about the Fund also are available on the SEC’s website (http://www.sec.gov). The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link.

Shares are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

You should rely only on the information contained in this Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date on the front of this Prospectus. The Fund will, however, amend its registration statement to reflect any material changes to this Prospectus.

TABLE OF CONTENTS

PROSPECTUS SUMMARY

This is only a summary. This summary may not contain all of the information that you should consider before investing in the Fund. You should review the more detailed information contained in this prospectus (the “Prospectus”) and in the Statement of Additional Information (the “SAI”).

The Fund

A&Q Multi-Strategy Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end management investment company. The Fund’s investment adviser is UBS Hedge Fund Solutions LLC (the “Adviser”).

As of May 31, 2023, the Fund had net assets of approximately $408.6 million.

Investment Program

The Fund’s investment objective is to seek to consistently realize risk-adjusted appreciation principally through the allocation of assets among a select group of alternative asset managers (the “Investment Managers”) and the funds they operate.

The Fund is commonly referred to as a “fund of funds.” It is a multi-strategy fund that seeks to achieve its investment objective primarily through the identification, selection and monitoring of Investment Managers and Investment Funds that the Adviser believes will produce attractive returns over time. By diversifying the approach by which the Fund’s assets are invested, the Fund seeks to achieve performance results that are less volatile in both rising and falling markets than investments made in accordance with a single approach. The Investment Managers generally conduct their investment programs through unregistered investment vehicles, such as hedge funds, that have investors other than the Fund, and in other registered investment companies (collectively, “Investment Funds”).

Unregistered investment funds typically provide greater flexibility than traditional investment funds (e.g., registered investment companies) over the types of securities and other financial instruments that may be owned, the types of trading strategies employed, the amount of leverage that can be used and the diversity or concentration of securities within their portfolios. Each Investment Manager may use various investment techniques for hedging and non-hedging purposes. Investment Managers may sell securities short in an effort to profit from anticipated declines in prices of securities and to seek to limit exposure to a possible market decline. Investment Managers also may purchase and sell options and futures contracts and engage in other derivatives, and, from time to time, may maintain significant cash positions. The use of these techniques may be an integral part of their investment programs and involves certain risks to the Fund. Each Investment Manager may use leverage and may invest in illiquid and restricted securities, which also entail risk. Investment Funds may have high portfolio turnover rates (i.e., 100% or higher), which may result in higher brokerage commissions and, therefore, lower investment returns. See “Risk Factors.”

The Adviser seeks to construct a portfolio consisting of a wide variety of Investment Funds and Investment Managers that has a low correlation to traditional benchmarks and demonstrates a balance of strategies, markets, risks and types of money managers. The Adviser will monitor correlations between Investment Managers and assess how these correlations may change in various market scenarios, especially in a stress environment. The Adviser seeks to use a variety of Investment Managers that trade in diverse markets, utilize different trading strategies, construct varying types of portfolios and utilize leverage in a manner that is consistent with the risks embedded in their respective trading philosophies. In some instances, although not expected to be a frequent occurrence or to constitute a significant portion of the Fund’s portfolio, an Investment Manager may pursue its investment strategy by structuring an Investment Fund with a highly concentrated portfolio, perhaps consisting of just a single security.

The Fund either will hold non-voting securities of an Investment Fund or will limit its investment in any Investment Fund to less than 5% of the Investment Fund’s voting securities. The Fund may invest substantially all of its assets in non-voting securities of Investment Funds.

Selection of Investment Managers	The Adviser is not bound by any fixed criteria in allocating assets to Investment Funds. The Fund has been designed to afford the Adviser flexibility to deploy assets as it deems appropriate under prevailing economic and market conditions.

The Adviser follows certain general guidelines when reviewing and selecting Investment Managers. While the Adviser attempts to apply the guidelines consistently, the guidelines involve the application of subjective and qualitative criteria and, therefore, the selection of Investment Managers is a fundamentally subjective process. The guidelines may be modified or eliminated at the discretion of the Adviser. In addition, some Investment Funds and Investment Managers may be newly organized and therefore may have no, or only limited, operating histories. However, the Adviser endeavors to select Investment Managers whose principals have capital markets experience.

The selection guidelines currently used by the Adviser are as follows:

Filtering Investment Manager Candidates. The Adviser uses a variety of information sources to identify prospective investments, including, without limitation, databases, prime brokers, proprietary UBS Group AG (“UBS”) resources and other industry contacts. These sources should help narrow down the investable universe to less than 500 Investment Funds. The goal of the filtering process is to identify a group of high quality Investment Managers for further review by the Adviser.

Interviews and Selection of Investment Managers. The Adviser generally conducts a number of onsite and offsite interviews and substantial other due diligence on an Investment Manager prior to making an investment. The goal of the due diligence process is to evaluate: (i) the background of the Investment Manager’s firm and its managers; (ii) the infrastructure of the Investment Manager’s research, trading and operations; (iii) the Investment Manager’s strategy and method of execution; (iv) the Investment Manager’s risk control and portfolio management; and (v) the differentiating factors that give the Investment Manager’s Investment Fund an investment edge.

Monitoring Investment Managers and Reallocation. Once an asset manager is selected as an Investment Manager, the Adviser continues to review the investment process and performance of the Investment Manager. The Adviser monitors Investment Managers through a combination of weekly and/or monthly net asset value updates, portfolio reports and periodic phone calls and visits. When appropriate, the Adviser utilizes its proprietary software to analyze the risk of the Fund’s underlying investments. The Adviser also relies on its experience to make qualitative assessments about the current risk conditions that each Investment Manager and the Fund overall may face. Because the Adviser expects to regularly review new investment opportunities, capital withdrawn from the management of one Investment Manager generally is expected to be reallocated to another Investment Manager within a short period of time.

Investment Strategies of Investment Managers	Investment Managers may employ various investment strategies, which can involve all types of equity and fixed-income securities, currencies, loans, contracts or derivatives on such instruments. The Fund has been designed to afford the Adviser flexibility to deploy assets as it deems appropriate under prevailing economic and market conditions. The Fund is not limited in the types of Investment Managers that it may select or the types of investment activities in which they may engage. Accordingly, the Fund may not invest in all of the following strategies, and the Fund may consider investment in Investment Funds that pursue a wide range of other investment or market strategies, including activities not described herein. The Fund’s allocation to these strategies is not fixed and will likely not be equally weighted.

The following descriptions are summaries only and do not purport to be complete. Investments according to the strategies identified below present significant risks. See “Risk Factors” and “Investment Program—Investment Strategies of Investment Managers.”

Equity Hedged

This strategy involves taking simultaneous long and short positions in certain equity securities, in an attempt to profit from directional movements in the securities. Investment Managers use fundamental analysis to invest in publicly-traded equities and seek to generate alpha through superior security selection. Through fundamental analysis, Investment Managers evaluate factors that may affect a security’s value, such as macroeconomic trends, industry specific metrics and other qualitative and quantitative factors. Investment Managers also may use derivative instruments to counter-balance perceived market risks to an equity portfolio, and often focus on a particular geographic region, industry sector, market capitalization or investment style to achieve their goal of capital appreciation through individual stock selection.

Relative Value

Relative value strategies involve the simultaneous purchase and sale of similar securities to exploit pricing differentials and other opportunities in various asset classes, geographies and time horizons. Several distinct relative value strategies are: fixed-income arbitrage; convertible arbitrage; and mortgage- and asset-backed securities.

Fixed-income arbitrage strategies. This strategy attempts to profit from price anomalies between related interest rate and currency instruments, and seek to deliver steady returns with low volatility. To execute this strategy, an Investment Manager typically will invest in one fixed-income security while seeking to hedge the market risk with an offsetting investment in another related security. Investment Managers may focus on complex securities to attempt to benefit from anticipated changes in the relative difference in their yields and other characteristics. Fixed-income arbitrage can include, among others, interest rate swap arbitrage, U.S. and non-U.S. government bond arbitrage, forward yield curve arbitrage or a combination of each.

Convertible arbitrage strategies. This strategy involves investing in the convertible securities of companies Investment Managers perceive to be undervalued from a fundamental or volatility perspective. The strategy consists simultaneously of the purchase (or short sale) of a convertible security coupled with the short sale (or purchase) of the underlying security for which the convertible can be exchanged to exploit price differentials. Convertible bonds, convertible preferred stock and mandatory convertibles are a few of the equity-like instruments traded in this strategy. The convertible bond is a hybrid product that combines the coupon of a debt instrument with a fixed conversion rate that acts as a call option.

Mortgage- and asset-backed securities. This strategy typically emphasizes non-agency residential and commercial mortgage-backed securities (MBS), and other asset-backed securities (ABS) such as auto loans, home equity loans, credit card receivables, student loans, manufactured housing, aircraft leases and a variety of other cash-flow producing assets. The investment characteristics of these instruments differ from traditional debt securities. Interest and principal payments are made more frequently, usually monthly, than is the case with traditional debt securities, and principal generally may be prepaid at any time.

Merger Arbitrage/Event-Driven

This strategy attempts to capture the price spread between current market prices and the value of financial instruments upon successful completion of mergers, acquisitions or other special situations, such as restructurings, liquidations or spin-offs, which alter a company’s financial structure or operating strategy. Risk management and hedging techniques frequently are employed to protect the portfolio from deals that fail to materialize. Additionally, Investment Managers may take an “activist” approach to such strategies, seeking to create a catalyst for stock price movement.

Credit

Credit-based trading strategies typically focus on credit-sensitive securities, long and/or short, and generally seek to take advantage of trading opportunities due to perceived inefficiencies in the pricing of financial instruments or markets. Generally, these types of investments are based on a “bottom-up” approach that uses fundamental analysis and its outlook on certain catalysts, including, without limitation, earnings, liquidity, debt maturities and ratings changes. Investment Managers may also rely on technical analysis focused on index rebalancing, ratings changes and excess supply to select investments.

Distressed Assets

This strategy primarily involves investing in the securities of companies that are in the midst of financial restructuring, balance sheet re-capitalization or are trading at stressed or distressed prices in anticipation of such an event. These Investment Managers are expected to concentrate their investments in the debt of companies where the Investment Managers believe the price of a security or asset has declined to the point that underlying asset values limit downside risk and there is meaningful upside potential. This strategy also includes opportunistic trading and investing in high-yield securities, including below-investment grade debt or so-called “junk bonds.”

Trading

Trading strategies generally are more top-down in nature and are often driven by views derived from monetary policy, fiscal dynamics and macroeconomic research. In executing different approaches and attempting to identify opportunities that may exist within the markets, Investment Managers may use either fundamental or quantitative models or a combination of both. Examples include global macro strategies, discretionary strategies, systematic strategies and emerging markets strategies.

Global macro strategies. This strategy has a broad mandate and involves trading in all asset classes around the world, including, but not limited to, fixed-income, equity, foreign exchange, commodities and emerging markets. Investment Managers generally focus on underlying macro-economic fundamentals (e.g., monetary policy shifts, fiscal policy shifts, political shifts, gross domestic product growth, deficit trends, inflation, trade imbalances, interest rate trends, commodity price trends, global investor sentiment and inter-country government relations) in developing their investment theses. Investments using these strategies may be either long or short, and may employ significant leverage.

Discretionary strategies. This strategy involves constructing long and short market positions around fundamental macro-economic or technical views. Investment Managers employing this strategy seek to benefit by capturing market moves throughout a broad universe of investment opportunities, including financial markets, such as global equity, currency, and fixed-income markets, as well as non-financial markets, such as energy, agricultural and metals.

Systematic strategies. This strategy generally involves the trading of listed financial and commodity futures in interbank currency markets around the world. Traders following this strategy tend to utilize sophisticated technical models to analyze price and market data in order to identify trading opportunities and trends across a broad range of markets.

Emerging markets strategies. This strategy involves investments in securities and instruments from less developed financial markets of the world that are, nevertheless, believed to be rapidly growing. The liquidity and market capitalization of emerging markets is very limited and financial instruments tend to be correlated to each other. Short-term capital flows can be volatile and can cause emerging markets to move together. Most emerging market managers tend to have a long bias to equities.

Potential Benefits of Investing in the Fund

An investment in the Fund enables shareholders to invest with Investment Managers whose services generally are not available to the investing public, whose Investment Funds may be closed from time to time to new shareholders or who otherwise may place stringent restrictions on the number and type of persons whose money they will manage. An investment in the Fund also enables shareholders to invest with a number of Investment Managers without incurring the high minimum investment requirements that Investment Managers typically would impose on shareholders.

In addition to benefiting from the Investment Managers’ individual investment strategies, the Fund as a whole should achieve the benefits of exposure to a number of different investment styles and Investment Managers. By investing through multiple Investment Managers, the Fund may reduce the volatility inherent in a direct investment with a single Investment Manager or single strategy.

The Adviser	The Adviser is an indirect wholly-owned subsidiary of UBS. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser provides investment advisory services to registered funds, private investment funds, including funds-of-funds, individual managed accounts and other accounts. The Adviser had total assets under management as of June 1, 2023 of approximately $46.4 billion. See “Management of the Fund.”

Advisory Fee	The Adviser provides investment advisory services to the Fund pursuant to an investment advisory agreement between the Fund and the Adviser, dated as of February 24, 2011, as revised as of July 1, 2015 (the “Investment Advisory Agreement”). Under the Investment Advisory Agreement, the Fund pays the Adviser a fee (the “Advisory Fee”), computed and payable monthly, at an annual rate of 1.50% of the Fund’s adjusted net assets determined as of the last day of each month. Adjusted net assets as of any month-end date means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund other than Incentive Fee (defined below) accruals, if any, as of such date, and calculated before giving effect to any repurchase of beneficial shares in the Fund (“Shares”) on such date. The Advisory Fee is paid to the Adviser out of the Fund’s assets. The Advisory fee is in addition to the asset-based fees charged by the Investment Funds, which generally are expected to approximate 1.50% of net assets.

Incentive Fee

The Fund pays the Adviser an incentive fee (the “Incentive Fee”), on a quarterly basis, at an annual rate of 5% of the Fund’s net profits, if any. For the purposes of calculating the Incentive Fee, net profits will be determined by taking into account net realized gain or loss (including realized gain that has been distributed to shareholders during a fiscal quarter and net of Fund expenses, including the Advisory Fee) and the net change in unrealized appreciation or depreciation of securities positions, as well as dividends, interest and other income. No Incentive Fee will be payable for any fiscal quarter unless losses and depreciation from prior fiscal quarters (the “cumulative loss”) have been recovered by the Fund, occasionally referred to as a “high water mark” calculation. The cumulative loss to be recovered before payment of Incentive Fees will be reduced in the event of withdrawals by shareholders. The Adviser is under no obligation to repay any Incentive Fees previously paid by the Fund. Thus, the payment of Incentive Fee for a fiscal quarter will not be reversed by the subsequent decline of the Fund’s assets in any subsequent fiscal quarter. The Incentive Fee is in addition to the incentive fees or allocations charged by the unregistered Investment Funds, which generally are expected to approximate 20% of net profits. See “Management of the Fund—Incentive Fee.”

The Incentive Fee is accrued monthly and taken into account for the purpose of determining the Fund’s net asset value. Accordingly, the repurchase price received by a shareholder whose Shares are repurchased in a repurchase offer will be based on a valuation that will reflect an Incentive Fee accrual if the Fund has experienced positive performance through the date of repurchase. No adjustment to a repurchase price will be made after it has been determined. However, for shareholders whose Shares are not repurchased on an intra-quarter repurchase date, the Incentive Fee accrual may subsequently be reversed prior to payment if the Fund’s performance declines within the quarter. Incentive Fees payable are determined as of, and are promptly paid after, the last day of each fiscal quarter.

The Incentive Fee presents certain risks that are not present in funds without an incentive fee. The aggregate amount of the Incentive Fee and the Advisory Fee payable by the Fund is higher than those paid by most other registered investment companies. See “Risk Factors—Incentive Fee,” “Management of the Fund—Incentive Fee” and “Redemptions, Repurchases of Shares and Transfers—Consequences of Repurchase Offers.”

Other Fees and Expenses

BNY Mellon Investment Servicing (US) Inc., as Fund administrator (the “Fund Administrator”), performs certain administration, accounting and shareholder services for the Fund and other funds sponsored or advised by UBS or its affiliates, including the Adviser. In consideration for these services, the Fund and certain of these other investment funds pay the Fund Administrator an annual fee calculated based upon the aggregate average net assets of the Fund and certain of these other investment funds, subject to a minimum monthly fee, and reimburse certain of the Fund Administrator’s expenses.

Shareholders purchasing Shares in the Fund may be charged a waivable sales load of up to 2% of the shareholder’s investment.

The Fund bears all expenses incurred in the business of the Fund. The Investment Funds bear all expenses incurred in the business of the Investment Funds. See “Management of the Fund—Other Expenses of the Fund” and “Summary of Fund Expenses.”

Borrowing

The Fund is authorized to borrow money temporarily for investment purposes and in connection with repurchases of, or tenders for, the Fund’s Shares. The Fund, along with several other funds advised by the Adviser, has entered into a secured revolving line of credit agreement with a third-party commercial bank (the “Credit Agreement”), under which the Fund may borrow from time to time on a revolving basis at any time up to $82,000,000.

The Fund is not permitted to borrow if, immediately after such borrowing, it would have asset coverage (as defined in the Investment Company Act) of less than 300%. See “Risk Factors—The Fund’s and Investment Funds’ Use of Leverage Involves Risk of Loss” and “—The Fund May Borrow Money.”

Special Investment Techniques	To attempt to hedge against foreign currency risks, the Fund may use derivatives. The Adviser believes that it will utilize principally forward currency exchange contracts, although it also may utilize put options and futures contracts. The Fund may sell securities short in pursuit of its investment objective, although it presently does not intend to do so. There can be no assurance that the Fund will engage in such techniques or that these techniques will be successful. See “Risk Factors.”

Shareholder Qualifications

Shares are sold only to investors that are “qualified clients,” as defined in Rule 205-3 under the Advisers Act (“Qualified Investors”). Before you may invest in the Fund, your financial advisor or sales representative will require a certification from you that you are a Qualified Investor and that you will not transfer your Shares except in the limited circumstances permitted in the Fund’s Amended and Restated Agreement and Declaration of Trust, as may be further amended and restated from time to time (the “Trust Agreement”). Existing investors seeking to purchase additional Shares will be required to qualify as Qualified Investors at the time of the additional purchase. (The form of investor certificate (the “Investor Certificate”) that you will be asked to sign is attached to this Prospectus as Appendix A.) If your Investor Certificate is not received and accepted by the Fund’s Distributor (as defined below), your order will not be accepted. Other similar arrangements may be permitted by the Distributor instead of the Investor Certificate. If you attempt to transfer your Shares in violation of the Trust Agreement, the transfer will not be permitted and will be void. The Fund, in its discretion, may suspend applications for Shares at any time. See “Shareholder Qualifications.”

By acquiring Shares of the Fund, an investor acknowledges and agrees that: (i) any information provided by the Fund, the Adviser or any affiliates thereof (including information set forth in this Prospectus and in the SAI) is not a recommendation to invest in the Fund, and that none of the Fund, the Adviser or any affiliates thereof is undertaking to provide any investment advice to the investor (impartial or otherwise), or to give advice to the investor in a fiduciary capacity in connection with an investment in the Fund and, accordingly, no part of any compensation received by the Adviser is for the provision of investment advice to the investor; and (ii) the Adviser has a financial interest in the investor’s investment in the Fund on account of the fees it expects to receive from the Fund as disclosed herein.

Shareholder Suitability	An investment in the Fund involves a considerable amount of risk. You may lose money. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. The Fund is an illiquid investment. Shareholders have no right to require the Fund to redeem their Shares in the Fund. See “Risk Factors—Shareholders Have Only Limited Liquidity.”

The Offering	The Fund commenced the public offering of Shares in April 2011, and has engaged in a continuous offering of Shares since that time. The Fund has registered $570,704,781 of Shares for sale under the registration statement to which this Prospectus relates.

The Fund is offering Shares through UBS Financial Services Inc. (together with any other broker or dealer appointed by the Fund as distributor of its Shares, the “Distributor”). The Adviser and the Distributor may pay from their own resources compensation to the Distributor’s or its affiliates’ financial advisors, as well as third-party securities dealers and other industry professionals, in connection with the sale and distribution of the Shares or ongoing servicing of clients with whom they have placed Shares in the Fund. See “Plan of Distribution.”

Shares may be purchased as of the first business day of each month at the Fund’s then current net asset value per Share. Each date on which Shares are delivered is referred to as a “Closing Date.” Prior to a Closing Date, an investor’s funds will be held in a non-interest-bearing escrow account at The Bank of New York Mellon, in accordance with Rule 15c2-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). An investor will not become a shareholder of the Fund, and has no rights (including, without limitation, any voting or redemption rights, or any rights with respect to standing), until the relevant Closing Date.

Generally, the stated minimum initial investment is Shares with a value of at least $50,000, which minimum may be reduced in the Adviser’s sole discretion, but not below $25,000. If you want to purchase Shares with a value of less than $50,000, you should speak with your financial advisor. In granting any reduction, consideration is given to various factors, including the shareholder’s overall relationship with the Distributor, the shareholder’s holdings in other funds affiliated with the Adviser, and such other matters as the Distributor and the Adviser may consider relevant at the time. Financial advisors may receive a reduced sales credit for selling Shares substantially below this stated minimum initial amount. The Fund, in its sole discretion, may vary the investment minimums from time to time. Shareholders purchasing Shares in the Fund may be charged a sales load of up to 2% of the shareholder’s investment.

Distribution Policy

The Fund pays dividends on the Shares at least annually in amounts representing substantially all of the net investment income, if any, earned each year. The Fund pays substantially all taxable net capital gain realized on investments to shareholders at least annually. See “Taxes—Distributions to Shareholders.”

Distributions by the Fund that are, or are considered to be, in excess of the Fund’s current and accumulated earnings and profits for the taxable year in which the distribution is made will reduce the adjusted tax basis of a shareholder’s Shares (but not below zero). Any such distributions that reduce the adjusted tax basis of a shareholder’s Shares (but not below zero) represent a return of capital and, as such, will not be subject to tax at the time of the distribution. Such distributions, because they reduce the adjusted tax basis of a shareholder’s Shares, may result in an increase in the amount of income or gain (or decrease in the amount of loss) that a shareholder will recognize for U.S. federal income tax purposes upon the disposition of such shareholder’s Shares or upon certain subsequent distributions in respect of such Shares. As a result, any such distributions may result in a shareholder paying higher taxes at a later date.

Distributions paid by the Fund will be reinvested in additional Shares of the Fund unless a shareholder “opts out” (elects not to reinvest in Shares). The tax treatment of dividends and capital gain distributions will be the same whether the shareholder takes them in cash or reinvests them to purchase additional Shares. Shareholders may elect initially not to reinvest by indicating that choice on the Investor Certificate. Thereafter, shareholders are free to change their election at any time by contacting the Fund Administrator at (877) 431-1973 (or, alternatively, by contacting their broker or dealer, who will inform the Fund Administrator and/or the Fund). Shares purchased by reinvestment will be issued at their net asset value on the ex-dividend date (generally, the last business day of a month). There is no sales charge or other charge for reinvestment. The Fund reserves the right to suspend or limit at any time the ability of shareholders to reinvest distributions. Additional information regarding the reinvestment of distributions may be obtained by contacting the Fund at (888) 793-8637 or the Fund Administrator at the number noted above.

Unlisted Closed-End Structure; Limited Liquidity and Transfer Restrictions

The Fund has been organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their Shares on a daily basis. To meet daily redemption requests, mutual funds are subject to more stringent regulatory limitations than closed-end funds.

You will not be able to redeem your Shares on a daily basis because the Fund is a closed-end fund. In addition, with very limited exceptions, the Fund’s Shares are not transferable and liquidity is provided only through limited repurchase offers described below. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. See “Risk Factors—Shareholders Have Only Limited Liquidity.”

Repurchase of Shares

No shareholder has the right to require the Fund to redeem the shareholder’s Shares in the Fund. The Fund from time to time may offer to repurchase Shares pursuant to written tenders by shareholders. These repurchases will be made at such times and on such terms as may be determined by the Fund’s Board of Trustees (the “Board”) in its complete and exclusive discretion. The Adviser expects that it will recommend to the Board that the Fund offer to repurchase Shares from shareholders on a quarterly basis.

In addition, the Fund may, at any time, repurchase involuntarily at net asset value Shares of a shareholder or any person acquiring Shares from or through a shareholder, in accordance with the Trust Agreement and Section 23 of the Investment Company Act, and any applicable rules thereunder. See “Redemptions, Repurchases of Shares and Transfers—No Right of Redemption or Transfer” and “—Repurchases of Shares.”

If a repurchase offer is oversubscribed by investors who tender Shares, the Fund may: (i) increase the amount of Shares to be repurchased by up to 2% of the Fund’s outstanding Shares; (ii) extend the repurchase offer, if necessary, and increase the amount of Shares that the Fund is offering to repurchase; (iii) repurchase a pro rata portion of the Shares tendered; or (iv) take any other action permitted by applicable law. As a result, in any particular repurchase offer, tendering shareholders may not have all of their tendered Shares repurchased by the Fund. See “Redemptions, Repurchases of Shares and Transfers—Repurchases of Shares.”

Taxation	The Fund has elected to be treated, and intends to comply annually with the requirements necessary to qualify, as a RIC under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). As a RIC, the Fund generally will not pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that it timely distributes to its shareholders as dividends. The Fund intends to distribute its income and gains in a way that it will not be subject to a U.S. federal excise tax on certain undistributed amounts. Fund dividends and capital gains distributions, if any, are taxable to most investors and will be taxable whether or not they are reinvested in Shares. A substantial portion of the Fund’s distributions to its shareholders may be taxable as ordinary income and may not be eligible for the preferential tax rates applicable to “qualified dividend income.” The Fund will inform its shareholders of the amount and character of its distributions to shareholders. See “Taxes” and, in the Fund’s SAI, “Tax Aspects.”

For the purpose of satisfying certain of the requirements for qualification as a RIC, the Fund will, in appropriate circumstances, “look through” to the character of the income, assets and investments held by the Investment Funds. Similarly, for purposes of applying certain of the RIC asset diversification tests, the Fund generally will be required to take into account a proportion of the securities held by any Investment Fund or other entity that is a member of the Fund’s “controlled group” (within the meaning of the Code). Investment Funds, however, generally are not obligated to disclose the contents of their portfolios. This lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the diversification of its assets, and otherwise comply with Subchapter M of the Code, and ultimately may limit the universe of Investment Funds in which the Fund can invest or the amount that may be invested in certain Investment Funds. Furthermore, although the Fund expects to receive information from each Investment Manager regarding its investment performance on a regular basis, in most cases there is little or no means of independently verifying this information.

If, among other requirements, the Fund fails to distribute at least 90% of its investment income and net short-term capital gains to shareholders in any taxable year, or otherwise fails to qualify as a RIC, the Fund may be subject to corporate-level U.S. federal income tax on a net basis in such year, and all distributions out of earnings and profits would be taxed to shareholders as ordinary income. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC. (See “Taxes” and, in the Fund’s SAI, “Tax Aspects.”)

ERISA Plans and Other Tax-Exempt Entities	Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), such as 401(k) plans and other privately sponsored defined contribution and defined benefit retirement plans, retirement arrangements governed by Section 4975 of the Code such as individual retirement accounts and Keogh Plans, entities otherwise subject to Title I of ERISA or Section 4975 of the Code by reason of the plans investment in such entities, and employee benefit plans not subject to Title I of ERISA or Section 4975 of the Code (each, a “Plan”), as well as other tax-exempt entities, may purchase Shares in the Fund. Fiduciaries of such Plans or arrangements should consider, among other things, that the Fund offers limited liquidity. Moreover, fiduciaries of such Plans that are participant-directed should consider that the Fund sells Shares only to Qualified Investors, and confirm that investment in the Fund is consistent, and complies, with the governing provisions of the Plan or arrangement, including any eligibility and nondiscrimination requirements that may be applicable under law with respect to any “benefit, right or feature” affecting the qualified status of the Plan or arrangement. The Fund’s assets should not be considered to be “plan assets” for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules or similar provisions of the Code. Under current law, the Fund serves to “block” (that is, prevent the attribution to shareholders of) unrelated business taxable income (“UBTI”) from being realized by its tax-exempt shareholders (including, among others, individual retirement accounts, 401(k) accounts, Keogh plans, pension plans and certain charitable entities). Notwithstanding the foregoing, a tax-exempt shareholder could realize UBTI by virtue of its investment in Shares of the Fund if the tax-exempt shareholder borrows to acquire its Shares. A tax-exempt shareholder may also recognize UBTI if the Fund were to recognize “excess inclusion income” derived from direct or indirect investments in residual interests in real estate mortgage investment conduits or taxable mortgage pools. If a charitable remainder annuity trust or a charitable remainder unitrust (each as defined in Section 664 of the Code) has UBTI for a taxable year, a 100% excise tax on the UBTI is imposed on the trust.

Reports to Shareholders	The Fund will furnish to shareholders as soon as practicable after the end of each taxable year of the Fund such information as is necessary for shareholders to complete U.S. federal, state and local income tax or information returns, along with any other tax information required by law. The Fund also will send to shareholders a semi-annual and an audited annual report generally within 60 days after the close of the period for which the report is being made, or as otherwise required by the Investment Company Act. Quarterly reports from the Adviser regarding the Fund’s operations during each quarter also will be sent to shareholders.

Risk Factors	An investment in the Fund involves a high degree of risk. These risks include:

General Risks

• Shareholders may suffer a loss of capital.

• Market risks, including political, regulatory, market, economic and social developments and developments that impact specific economic sectors, industries or segments of the market, can affect the value and liquidity of the Fund’s investments in Investment Funds and the Fund’s underlying investments, which may become more difficult to value. In addition, turbulence and reduced liquidity in financial markets may negatively affect Investment Managers, Investment Funds and issuers, which could adversely affect the Fund.

•	The Fund’s performance depends upon the performance of the Investment Managers and selected strategies, the adherence by the Investment Managers to their selected strategies, the instruments used by the Investment Managers and the Adviser’s ability to select Investment Managers and strategies and effectively allocate Fund assets among them.

•	Identifying the appropriate Investment Managers and suitable Investment Funds is difficult and involves a high degree of uncertainty. In addition, certain Investment Funds, from time to time, are oversubscribed or closed, and it may not be possible to make investments that have been identified as attractive opportunities.

•	The Fund is classified as a “non-diversified” investment company, which means that the percentage of its assets that may be invested in the securities of a single issuer is not limited by the Investment Company Act. As a result, the Fund’s investment portfolio may be subject to greater risk and volatility than if investments had been made in the securities of a broad range of issuers. In general, the Fund limits to less than 25% of its assets its investment in any one Investment Fund.

•	The Fund intends to qualify as a RIC under the Code for U.S. federal income tax purposes, but may be subject to tax liabilities if it fails to so qualify. Investment Managers may not provide information sufficient for the Fund to ensure that it qualifies as a RIC under the Code.

•	The Adviser and the Investment Managers may have conflicts of interests that could interfere with their management of the Fund or the Investment Funds, respectively. Investments made on behalf of other clients of the Adviser may restrict the Fund’s ability to purchase or sell certain Investment Funds under applicable law.

Liquidity Risks

•	Shares will not be traded on any securities exchange or other market and are subject to restrictions on transfer.

The Fund will be dissolved if the Shares of a shareholder requesting to tender its entire shareholding are not purchased within two years of the request.

•	Investments in Investment Funds are generally illiquid, and some of the Investment Funds may not permit withdrawals at the same time as the Fund. Under certain circumstances, some Investment Funds may impose limits (known as “gates”) on the aggregate amount that a shareholder or all shareholders in the Investment Fund may withdraw on any single withdrawal date. Additionally, some Investment Funds may suspend the redemption rights of their investors, including the Fund, from time to time. As a result, the Fund’s ability to provide liquidity to shareholders could be adversely affected.

•	Many of the Fund’s assets may be priced in the absence of a readily available market and may be priced based on estimates of fair value, which may prove to be inaccurate; these valuations will be used to calculate fees payable to the Investment Managers and Adviser, and the price at which purchases and repurchases of Shares are made.

•	The repurchase price payable in respect of repurchased Shares will be equal to the net asset value of the shareholder’s tendered Shares as of quarter-end (or any later valuation date if a tender offer is extended). Tendering shareholders have no right to receive any other price, and will not be paid any additional amounts, as a result of any adjustments to the Fund’s net asset value made in the course of the Fund’s or any Investment Fund’s year-end audit. Similarly, the Fund and remaining shareholders will not be entitled to recover any overpayments that a year-end audit indicates may have been paid to tendering shareholders.

•	The Investment Funds’ portfolios may include a number of investments for which no market exists and which have substantial restrictions on transferability.

•	Investment Managers may invest without limitation in restricted and illiquid securities. Investment Managers may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased such securities.

•	The Investment Funds’ portfolios may include investments that are difficult to value and that may only be able to be disposed of by the Investment Managers at substantial discounts or losses.

•	Investment Funds generally are permitted to redeem their securities in-kind. Thus, upon the Fund’s withdrawal of all or a portion of its interest in an Investment Fund, the Fund may receive an in-kind distribution of securities that are illiquid or difficult to value. In such circumstances, the Adviser would seek to dispose of these securities at a time and in a manner that is in the best interests of the Fund, but the Adviser may not be able to timely dispose of the investment and, therefore, shareholders may not be able to redeem their Shares or may themselves receive distributions in-kind that are illiquid and difficult to value.

Investment Strategy Risks

•	An Investment Manager may focus on a particular industry or industries, on a limited number of issuers or even on a single issuer, which may subject the Investment Fund, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries or on a broader portfolio of issuers.

•	Investment Managers may change their investment strategies (i.e., may experience style drift) at any time.

•	Individual Investment Managers may invest in highly speculative strategies, which involve significant risk of loss, including those in which the Investment Managers may sell securities short, concentrate investments in foreign currencies, focus on emerging markets or invest solely in volatile industry sectors.

•	The Investment Managers and Investment Funds may engage in short selling for hedging or non-hedging purposes. In addition, the Fund may engage in short selling, although it presently does not intend to do so. A short sale of a security involves the theoretical risk of unlimited loss because of increases in the market price of the security sold short. An Investment Manager’s use of short sales, leverage and derivative transactions, in certain circumstances, can result in significant losses.

•	Investment Managers may use derivatives for hedging and non-hedging purposes. To attempt to hedge against foreign currency risks, the Fund may use derivatives—principally forward currency exchange contracts, but also put options and futures contracts. Derivatives can be volatile and illiquid, can be subject to counterparty credit risk and may entail investment exposure greater than their notional amount.

•	The Investment Managers may use leverage, which is likely to cause net assets to appreciate or depreciate at a greater rate than if leverage were not used.

•	The Fund may borrow money (or leverage) temporarily to (i) fund investments in certain Investment Managers, pending receipt of subscriptions, and (ii) meet requests for tenders, which could magnify significantly the potential volatility of the Shares.

•	Investment Managers may focus on securities of non-U.S. issuers, including those located in emerging markets, which may subject the Fund to special risks caused by foreign political, social and economic factors, including exposure to currency fluctuations, less liquidity, less developed and less efficient trading markets, political instability and less developed legal and auditing standards.

•	Investment Managers may invest in Investment Funds that may be denominated in non-U.S. currencies.

•	Investment Funds and investments located outside of the U.S. may be subject to withholding and other taxes in such non-U.S. jurisdictions and in other jurisdictions, which may reduce the return of the Fund and its shareholders.

•	Investment Managers may invest in below-investment grade debt or so-called “junk bonds.”

•	Investment Managers may invest in equity securities without restriction as to market capitalization, such as those issued by smaller capitalization companies, including micro-cap companies, the prices of which may be subject to erratic market movements.

•	The Investment Managers may seek to profit from the occurrence of specific corporate events, where a delay in the timing of such events, should they occur at all, may have a significant negative effect on the Investment Funds’, and thus the Fund’s, investment.

•	Investment Managers may seek to predict the direction of complex markets, including international securities, foreign currencies and commodities and may use highly volatile futures contracts and other derivative instruments that may magnify the potential volatility of the Fund’s Shares.

•	Investment Managers may use model-based strategies that, while historically effective, may not be predictive on an ongoing basis.

•	Investment Managers generally charge asset-based fees and incentive fees, which may create incentives for Investment Managers to make investments that are riskier or more speculative than in the absence of these fees; because these fees are based on both realized as well as unrealized appreciation, the fee may be greater than if it were based only on realized gains. The Adviser’s receipt of the Incentive Fee will give rise to similar risks.

•	The Fund may invest in Investment Funds with high portfolio turnover rates (i.e., 100% or higher), which may result in higher brokerage commissions and, therefore, lower investment returns.

•	To the extent that the Fund purchases non-voting securities of, or contractually foregoes the right to vote in respect of, an Investment Fund, the Fund will not be able to vote on matters that require the approval of investors in the Investment Fund, including a matter that could adversely affect the Fund’s investment.

•	The Fund may, from time to time, have to hold some of its assets in money market securities, cash or cash equivalents.

Fund of Funds Risks

Because the Fund invests in Investment Funds, shareholders are subject to additional risks, including:

•	The Investment Funds and Investment Managers, in some cases, may be newly organized with no, or only limited, operating histories upon which to evaluate their performance; however, the Adviser will endeavor to select Investment Managers whose principals have capital markets experience.

•	Shareholders in the Fund have no right to receive information about the Investment Funds or Investment Managers, and have no recourse against Investment Funds or their Investment Managers.

•	The Adviser is dependent on information, including performance information, provided by the Investment

Funds, which if inaccurate could adversely affect the Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objective and to value accurately the Fund’s Shares. In most cases, the Adviser has little or no means of independently verifying this information.

•	Investment Managers make investment decisions independent of the Adviser and each other, which may be conflicting. At any particular time, one Investment Fund may be purchasing shares of an issuer whose shares are being sold by another Investment Fund and, consequently, the Fund could incur indirectly certain transaction costs without accomplishing any net investment result.

•	Investment Managers may use proprietary investment strategies that are not fully disclosed to the Adviser, and that may involve risks under some market conditions that are not anticipated by the Adviser.

•	While the Fund may invest in registered investment companies, Investment Funds generally will not be registered as investment companies under the Investment Company Act. Therefore, despite the fact that the Fund itself is registered under the Investment Company Act, as an investor in Investment Funds, the Fund will not be able to avail itself of the protections afforded by the Investment Company Act to investors in registered investment companies, such as the limitations applicable to the use of leverage and the requirements concerning custody of assets, composition of boards of directors and approvals of investment advisory arrangements.

•	Shareholders in the Fund bear two layers of asset-based fees, incentive fees and expenses—one at the Fund level and one at the Investment Fund level. A shareholder who met the conditions imposed by the Investment Managers, including investment minimums that may be considerably higher than the Fund’s, could invest directly with the Investment Managers.

•	Investment Managers may receive an incentive fee or allocation from an Investment Fund, and thus indirectly from the Fund’s shareholders, for positive performance of the Investment Fund, even if the Fund’s overall returns are negative.

•	The net asset value of the Fund, as determined based on the fair value of its interests in Investment Funds, may vary from the amount the Fund would realize on the withdrawal of its investments from the Investment Funds. Additionally, the fair values provided by the Investment Funds may, at times, be estimates subject to later adjustment. These factors could adversely affect shareholders whose Shares are repurchased as well as new shareholders and remaining shareholders.

• Fund shareholders may be exposed to significant indirect indemnification obligations to the Investment Funds, their Investment Managers and their third party service providers.

Accordingly, the Fund should be considered a speculative investment and entails substantial risks, and you should invest in the Fund only if you can sustain a complete loss of your investment. An investment in the Fund should be viewed only as part of an overall investment program. No assurance can be given that the Fund’s investment program will be successful.

See “Risk Factors.”

SUMMARY OF FUND EXPENSES

The following table illustrates the expenses and fees that the Fund expects to incur and that shareholders can expect to bear. The expenses associated with investing in a “fund of funds,” such as the Fund, are generally higher than those of other types of funds that do not invest primarily in other investment vehicles. This is because the shareholders in a fund of funds also indirectly pay a portion of the fees and expenses, including incentive fees, charged at the Investment Fund level.

Shareholder Transaction Expenses
Maximum Sales Load(1) (percentage of purchase amount)	2.00%
Maximum Redemption Fee	None (2)
Offering Expenses Borne by the Fund (as a percentage of offering amount)	0.02%

Annual Expenses (as a percentage of net assets attributable to Shares)
Advisory Fee	1.50%
Incentive Fee(3)	0.06	%(4)
Interest Payments on Borrowed Funds(5)	0.02%
Other Expenses(6)	0.54%
Acquired Fund Fees and Expenses(7)	15.15%
Total Annual Expenses(8)	17.27%

(1)	Generally, the stated minimum initial investment in the Fund is Shares with an initial value of at least $50,000, which minimum may be reduced for certain shareholders, but not below $25,000. Investments may be subject to a waivable sales load of up to 2%. See “Plan of Distribution.”

(2)	While the Fund does not impose any charges on a repurchase of Shares in the Fund, it may allocate to tendering shareholders withdrawal or similar charges imposed by an Investment Fund if the Adviser determines to withdraw from the Investment Fund as a result of a tender and such a charge was imposed on the Fund.

(3)	The Fund pays the Adviser an Incentive Fee, on a quarterly basis, at an annual rate of 5% of the Fund’s net profits, if any. For the purposes of calculating the Incentive Fee for any fiscal quarter, net profits are determined by taking into account net realized gain or loss (including realized gain that has been distributed to shareholders during such fiscal quarter and net of Fund expenses) and the net change in unrealized appreciation or depreciation of securities positions, as well as dividends, interest and other income. No Incentive Fee will be payable for any fiscal quarter unless losses and depreciation from prior fiscal quarters (the “cumulative losses”) have been recovered by the Fund. The cumulative loss to be recovered before payment of any Incentive Fees will be reduced in certain circumstances, including as a result of withdrawals by shareholders. The Adviser is under no obligation to repay any Incentive Fee previously paid by the Fund. The Incentive Fee is accrued monthly as a liability of the Fund and thus reduces the net asset value of all Shares. See “Risk Factors—Incentive Fee,” “Management of the Fund—Incentive Fee” and “Redemptions, Repurchases of Shares and Transfers—Consequences of Repurchase Offers.”

(4)	The Adviser earned Incentive Fees of $226,350 during the period from April 1, 2022 to March 31, 2023 (see footnote 3 above), which is expressed in the table as a percentage of the Fund’s average net assets for the fiscal year ended March 31, 2023 of approximately $409 million. A larger Incentive Fee is reflective of positive investment performance. See “—Financial Highlights.”

(5)	The Fund’s interest expense for the fiscal year ended March 31, 2023 was $77,865.

(6)	“Other Expenses” are estimated based on average net assets of the Fund for the fiscal year ended March 31, 2023 of approximately $409 million. “Other Expenses” do not include any fees or expenses charged by Investment Funds (which are reflected separately under “Acquired Fund Fees and Expenses”).

(7)	This calculation is based upon: (i) the fees and expenses of the Investment Funds in which the Fund is already invested (weighted by the relative amounts invested therein); and (ii) the fees and expenses of the Investment Funds in which the Fund intends to invest (weighted by the relative amounts of the anticipated net proceeds of the offering to be invested therein). Some or all of the Investment Funds in which the Fund invests charge incentive fees or allocations based on the Investment Funds’ earnings. The incentive fees or allocations charged by unregistered Investment Funds in which the Fund invests generally are expected to approximate 20% of net profits. The “Acquired Fund Fees and Expenses” disclosed above are based on historic earnings of the Investment Funds in which the Fund invests, which may change substantially over time and, therefore, significantly affect “Acquired Fund Fees and Expenses.” The amount of the Fund’s average net assets used in calculating this percentage was based on average net assets for the fiscal year ended March 31, 2023 of approximately $409 million, plus anticipated net proceeds of approximately $571 million from the offering. The Adviser estimates that approximately 2.12% (as a percentage of the net assets attributable to Shares) of the 15.15% shown as “Acquired Fund Fees and Expenses” reflects operating expenses of the Investment Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Funds). The Adviser estimates that the balance of approximately 13.03% is attributable (i) predominantly to certain expenses incurred by the Investment Funds in connection with investments sold short (e.g., dividend and interest expenses) and (ii) to a lesser extent, to performance-based fees and allocations as well as other investment-related expenses of the Investment Funds (e.g., bank charges and commissions, stock loan fees, etc.).

(8)	Total annual expenses shown in the table will increase or decrease over time based on the Fund’s asset level and other factors.

The purpose of the table above and the example below is to assist you in understanding the various costs and expenses you would bear directly or indirectly as a shareholder in the Fund. For a more complete description of the various costs and expenses of the Fund, see “Management of the Fund.”

Example:	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses, including a sales load* (see footnote 1 above), on a $1,000 investment, assuming a 5% annual return:	$179	$440	$642	$965

*	Without the sales load, the expenses would be: $162 (1 Year), $429 (3 Years), $634 (5 Years) and $964 (10 Years).

The example is based on the fees and expenses set forth in the table above, but does not reflect the Incentive Fee. The Fund would not earn an Incentive Fee based on the assumption of a 5% annual return and the requirement to reflect the Fund’s Acquired Fund Fees and Expenses in the example. The Fund’s net profits, by definition, are calculated net of Fund total annual expenses, which, per the above fee table, would exceed 5%. The example should not be considered a representation of future expenses. Actual Fund expenses may be greater or less than those shown (and “Acquired Fund Fees and Expenses” may also be greater or less than that shown). Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example. If the Investment Funds’ actual rates of return exceed 5%, the dollar amounts could be significantly higher as a result of the Investment Funds’ incentive fees.

Financial Highlights

The financial highlights table is intended to help an investor understand the Fund’s financial performance for the last ten fiscal years. The information has been derived from the Fund’s financial statements audited by Ernst & Young LLP (“EY”), whose report, covering the last five fiscal years, and the Fund’s financial statements are incorporated by reference into this Prospectus and the SAI in their entirety from the Fund’s 2023 Annual Report, as filed with the SEC on Form N-CSR on June 8, 2023.

	Years Ended March 31,
	2023	2022	2021	2020	2019
Per Share operating performance:
Net asset value per Share, beginning	$964.44	$998.50	$924.35	$985.64	$1,010.28
Gain/(Loss) from investment operations:
Net investment loss[a]	(20.33)	(20.41)	(26.22)	(22.38)	(21.44)
Net realized and unrealized gain/(loss) from investments	55.45	17.59	178.42	25.86	28.15
Total gain/(loss) from investment operations	35.12	(2.82)	152.20	3.48	6.71
Distributions to shareholders	(46.92)	(31.24)	(78.05)	(64.77)	(31.35)
Net asset value per Share, ending	$952.64	$964.44	$998.50	$924.35	$985.64

	Years Ended March 31,
	2018	2017	2016	2015	2014
Per Share operating performance:
Net asset value per Share, beginning	$1,033.72	$975.89	$1,066.69	$1,056.52	$1,014.21
Gain/(Loss) from investment operations:
Net investment loss[a]	(24.40)	(21.93)	(19.99)	(23.50)	(25.32)
Net realized and unrealized gain/(loss) from investments	87.79	92.75	(8.73)	71.59	103.44
Total gain/(loss) from investment operations	63.39	70.82	(28.72)	48.09	78.12
Distributions to shareholders	(86.83)	(12.99)	(62.08)	(37.92)	(35.81)
Net asset value per Share, ending	$1,010.28	$1,033.72	$975.89	$1,066.69	$1,056.52

	Years Ended March 31,
	2023	2022	2021	2020	2019
Ratio/Supplemental Data:
Ratio of net investment loss to average net assets[b,c]	(2.11)%	(2.04)%	(2.57)%	(2.24)%	(2.10)%
Ratio of total expenses to average net assets after Incentive Fee[b,c,d]	2.12%	2.05%	2.57%	2.24%	2.10%
Portfolio turnover rate	20.28%	24.88%	23.97%	12.55%	24.17%
Total return after Incentive Fee[e,f]	3.73%	(0.30)%	16.32%	(0.02)%	0.76%
Net assets	$407,558,180	$446,668,581	$479,962,538	$462,919,484	$535,934,765

	Years Ended March 31,
	2018	2017	2016	2015	2014
Ratio/Supplemental Data:
Ratio of net investment loss to average net assets[b,c]	(2.31)%	(2.14)%	(1.90)%	(2.20)%	(2.41)%
Ratio of total expenses to average net assets after Incentive Fee[b,c,d]	2.31%	2.15%	1.92%	2.20%	2.41%
Portfolio turnover rate	18.33%	26.40%	37.03%	24.22%	73.85%
Total return after Incentive Fee[e,f]	6.30%	7.29%	(2.85)%	4.64%	7.76%
Net assets	$602,785,782	$620,065,759	$708,921,637	$702,474,786	$560,873,827

[a]	Calculated based on the average Shares outstanding during the period.

[b]	Ratios to average net assets are calculated based on the average net assets for the period.

[c]	Ratios of net investment loss and total expenses to average net assets do not include the impact of expenses and incentive allocations or incentive fees incurred by the underlying Investment Funds.

[d]	The ratios of total expenses to average net assets before Incentive Fee were 2.06%, 2.01%, 1.99%, 1.99%, 2.01%, 1.99%, 1.94%, 1.92% 1.94% and 2.01% for the years ended March 31, 2023 to 2014, respectively.

[e]	The total return is based on the change in value during the period of a theoretical investment made at the beginning of the period. The change in value of a theoretical investment is measured by comparing the aggregate ending value, adjusted for reinvestment of all dividends and distributions, if any, in accordance with the reinvestment plan. The total return does not reflect any sales charges.

[f]	The total returns before Incentive Fee were 3.78%, (0.27)%, 16.99%, 0.23%, 0.85%, 6.64%, 7.52%, (2.84)%, 4.89% and 8.18% for the years ended March 31, 2023 to 2014, respectively.

FUND PERFORMANCE INFORMATION

The following information should not be viewed as indicative of the future investment performance of the Fund. The information is unaudited and presented net of the Fund’s actual fees and expenses, including the Fund’s “Acquired Fund Fees and Expenses,” and net and gross of the Fund’s maximum sales load of 2%. The returns are subject to change without notification to the recipient based on, amongst other things, an annual audit of the Fund.

AVERAGE ANNUAL TOTAL RETURNS OF THE FUND

FOR PERIODS ENDED MARCH 31, 2023

	A&Q Multi-Strategy Fund (with sales load)	A&Q Multi-Strategy Fund (without sales load)
1 Year	1.65%	3.73%
5 Years	3.50%	3.92%
10 Years	4.03%	4.24%
Since Inception[1]	3.60%	3.77%

[1]	The Fund commenced operations on March 29, 2011.

The Fund’s total return for the period from March 29, 2011 to March 31, 2023 was 52.83% and 55.95%, net and gross, respectively, of the Fund’s maximum 2% sales load.

Based on a hypothetical $50,000 investment in the Fund at the Fund’s inception, net gain as of March 31, 2023 would be $26,416 and $27,975, net and gross, respectively, of the Fund’s maximum 2% sales load.

PAST PERFORMANCE OF THE FUND IS NOT INDICATIVE
OF THE FUTURE RESULTS OF THE FUND.

senior securities

The following table sets forth information about the Fund’s outstanding senior securities (including bank loans) as of the end of the last ten fiscal years. The Fund’s senior securities during this time period were comprised only of temporary borrowings made pursuant to secured revolving lines of credit agreements, including the Credit Agreement. The information in the table has been audited by EY.

Fiscal Year Ended	Total Principal Amount Outstanding[1]	Asset Coverage Per $1,000 of Borrowings[2]
March 31, 2023	$4,600,000	$89,600
March 31, 2022	$17,250,000	$26,894
March 31, 2021	$2,770,000	$174,272
March 31, 2020	None	N/A
March 31, 2019	None	N/A
March 31, 2018	$13,500,000	$45,651
March 31, 2017	$37,500,000	$17,535
March 31, 2016	None	N/A
March 31, 2015	$19,000,000	$37,972

Fiscal Year Ended	Total Principal Amount Outstanding[1]	Asset Coverage Per $1,000 of Borrowings[2]
March 31, 2014	None	N/A

[1]	Represents the principal amount owed by the Fund pursuant to secured revolving lines of credit agreements in place at the time.
[2]	Calculated by subtracting the Fund’s liabilities and indebtedness not represented by senior securities from the Fund’s total assets, dividing the result by the aggregate amount of the Fund’s senior securities representing indebtedness then outstanding, and multiplying the result by 1,000.

PRIVACY NOTICE

This notice describes the Fund’s privacy policy. The Fund is committed to protecting the personal information that it collects about individuals who are prospective, former or current investors. The Fund collects personal information for business purposes to process requests and transactions and to provide customer service. “Personal Information” is obtained from the following sources:

•	Investor applications and other forms, which may include your name(s), address, social security number or tax identification number;

•	Written and electronic correspondence, including telephone contacts; and

•	Transaction history, including information about Fund transactions and balances in your accounts with the Distributor or its affiliates or other Fund holdings and any affiliation with UBS and its affiliates.

The Fund limits access to Personal Information to those employees who need to know that information in order to process transactions and service accounts. Employees are required to maintain and protect the confidentiality of Personal Information. The Fund maintains physical, electronic and procedural safeguards to protect Personal Information.

The Fund may share Personal Information described above with the Adviser, the Distributor and its various other affiliates for business purposes, such as to facilitate the servicing of accounts. The Fund may share the Personal Information described above for business purposes with a non-affiliated third party only if the entity is under contract to perform transaction processing, servicing or maintaining investor accounts on behalf of the Fund. The Fund also may disclose Personal Information to regulatory authorities or otherwise as permitted by law. The Fund endeavors to keep its customer files complete and accurate. The Fund should be notified if any information needs to be corrected or updated.

RISK FACTORS

Employing a “Fund of Funds” Strategy Involves Risks Not Present in Direct Investment Programs

Identifying the appropriate investment strategies, Investment Managers and suitable Investment Funds is difficult and involves a high degree of uncertainty. In addition, certain Investment Funds, from time to time, are oversubscribed or closed, and it may not be possible to make investments that have been identified as attractive opportunities. The success of the Fund depends in large part upon the ability of the

Adviser and the Investment Managers to develop and implement investment strategies that achieve the Fund’s investment objectives. See “—Conflicts of Interest.” In addition, although the Adviser expects to monitor the Investment Managers to which the Fund allocates its capital, it is always possible that a number of the Investment Managers might take substantial positions in the same instruments or markets at the same time, thereby interfering with the Fund’s investment goal.

While the Fund may invest in registered investment companies, the Investment Funds generally will not be registered as investment companies under the Investment Company Act. Therefore, despite the fact that the Fund itself is registered under the Investment Company Act, as an investor in Investment Funds, the Fund will not be able to avail itself of the protections afforded by the Investment Company Act to investors in registered investment companies, such as the limitations applicable to the use of leverage and the requirements concerning custody of assets, composition of boards of directors and approvals of investment advisory arrangements. Market conditions and trading approaches are continually changing, and a particular Investment Manager’s past successful performance may be largely irrelevant to such Investment Manager’s prospects for future profitability.

The Investment Company Act provides that securities for which market quotations are “readily available” must be valued at market value, and all other securities and other assets must be valued at “fair value” in accordance with requirements under the Investment Company Act. The Board has approved procedures pursuant to which the Fund values its investments (the “Valuation Procedures”), and has designated the Adviser as the Board’s “valuation designee” (as defined in Rule 2a-5 under the Investment Company Act) to determine fair value in good faith for all Fund investments for which market quotations are not readily available. The Adviser generally values the Fund’s investment in Investment Funds using the “practical expedient,” in accordance with Accounting Standards Codification (“ASC”) Topic 820, based on the valuation provided to the Adviser by an Investment Fund in accordance with the Investment Fund’s own valuation policies, provided that the Investment Fund falls within the scope of ASC 946. Although the Adviser will receive detailed information from each Investment Manager regarding its historical performance and investment strategy, in most cases the Adviser has little or no means of independently verifying this information. In addition, certain securities in which an Investment Fund may invest may not have a readily ascertainable market price. Such securities will generally be valued by Investment Managers, which valuation will be conclusive with respect to the Investment Fund, even though such Investment Managers may face a conflict of interest in valuing such securities because the value thereof will affect their compensation. The Fund may rely on estimates of the value of these investments when calculating its net asset value. The Fund may suspend the calculation of its net asset value, and sales of its Shares, during periods when an emergency exists as a result of which it is not reasonably practicable for the Fund fairly to determine the value of its net assets, and at any other time determined by the Board.

In addition, the valuation of the Fund’s investment in an Investment Fund, as determined under the Valuation Procedures, may under certain circumstances vary from the valuation provided by the Investment Manager of that Investment Fund. See “Calculation of Net Asset Value.” Shareholders should recognize that valuations of illiquid securities, such as interests in Investment Funds, involve various judgments and consideration of factors that may be subjective. As a result, the net asset value of the Fund, as determined based on the fair value of its interests in Investment Funds, may vary from the amount the Fund would realize on the withdrawal of its investments from the Investment Funds. In addition, the Investment Funds may not always be able to readily provide the Fund with their finalized net asset values in advance of a purchase or withdrawal. In such an event, it may be necessary for the Fund to rely on an estimate of the net asset value provided by the Investment Funds. The Adviser will attempt to resolve any discrepancies between valuations assigned by an Investment Manager and fair value as determined by the Adviser and Fund Administrator by seeking information from the Investment Manager and reviewing all relevant available information. Such review may result in a determination to change the fair value of the Fund’s investment in accordance with the Valuation Procedures.

An Investment Manager may use proprietary investment strategies that are not fully disclosed to the Adviser, which may involve risks under some market conditions that are not anticipated by the Adviser. The investment strategies and styles used by an Investment Manager are subject to change without notice. For information about an Investment Fund’s net asset value and portfolio composition, the Adviser is dependent on information provided by the Investment Funds, which if inaccurate could adversely affect the Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objective and to value accurately the Fund’s Shares. Shareholders in the Fund have no individual right to receive information about the Investment Funds or the Investment Managers, will not be investors in the Investment Funds and will have no rights with respect to or standing with or recourse against the Investment Funds, Investment Managers or any of their affiliates.

The Adviser will not have any control over the investments made by Investment Managers. The Adviser may, however, reallocate the Fund’s investments among the Investment Funds, but the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Investment Funds. These withdrawal limitations may prevent the Fund from reacting rapidly to market changes should an Investment Manager fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Investment Funds that are poorly performing or have otherwise had adverse changes. In addition, at times when Investment Funds offer limited availability to shareholders, the Adviser may allocate such limited availability among and between multiple entities managed by it or its affiliates, resulting in a Fund portfolio that differs from the portfolio that might result if the Adviser only managed the Fund. Although the Adviser intends to use certain criteria in evaluating and monitoring Investment Funds, there is no assurance that the Adviser will use the same criteria for all Investment Funds. Although the Adviser employs a due diligence process to review each Investment Manager’s back office and accounting systems and obtains third party verifications and background checks, there is no assurance that such efforts will detect fraud, malfeasance, inadequate back office systems or other flaws or problems with respect to the Investment Manager’s operations and activities.

A shareholder who meets the conditions imposed by the Investment Managers can invest directly with the Investment Managers. These conditions include investment minimums that may be considerably higher than the Fund’s stated minimum investment. By investing in the Investment Funds indirectly through the Fund, the shareholder bears two layers of asset-based fees, expenses and incentive fees—at the Fund level and the Investment Fund level. In the aggregate, these fees might exceed the fees that would typically be incurred by a direct investment with a single Investment Manager or Investment Fund. The Fund may also invest in Investment Funds that invest in other investment vehicles, thereby subjecting the Fund, and Fund shareholders, to an additional level of fees. In the aggregate, these fees and expenses can be substantial and will adversely affect the value of any investment in the Fund. The Investment Funds also may have high portfolio turnover rates (i.e., 100% or higher), which may result in higher brokerage commissions and, therefore, lower investment returns.

Each Investment Manager will receive any incentive fees or allocations to which it is entitled irrespective of the performance of the other Investment Managers and the Fund generally. Accordingly, an Investment Manager may receive an incentive fee or allocation from an Investment Fund, and thus indirectly from the Fund’s shareholders, for positive performance of the Investment Fund, even if the Fund’s returns are negative. Investment decisions of the Investment Funds are made by the Investment Managers entirely independent of the Adviser and of each other. As a result, at any particular time, one Investment Fund may be purchasing securities of an issuer whose securities are being sold by another Investment Fund.

Consequently, the Fund could incur indirectly certain transaction costs without accomplishing any net investment result. Similarly, the use of multiple Investment Managers may cause one or more Investment Funds to hold opposite positions in securities of issuers, thereby decreasing or eliminating the possibility of positive returns from such an investment.

Each Investment Manager has exclusive responsibility for making trading decisions on behalf of its Investment Fund. The Investment Managers also manage other accounts (including funds and accounts in which the same Investment Managers may have ownership interests) that, together with accounts already managed by such Investment Managers, could compete for the same trades an Investment Manager might otherwise make on behalf of the Fund, including competition for priority of order entry.

The Investment Managers have varying levels of experience. The Investment Managers and their principals may employ trading methods and policies that may differ from those of other Investment Managers, and that may deviate from the Adviser’s expectations concerning such methods and policies. Therefore, the results of any Investment Manager’s investments on behalf of the Fund may differ from those of the other accounts operated by the Investment Managers and from results anticipated by the Fund’s models and projections.

Investment Managers are subject to various risks, including, but not limited to, operational risks such as the ability to provide an adequate operating environment for an Investment Fund such as back office functions, trade processing, accounting, administration, risk management, valuation services and reporting. Operational risks also include, for example, mistakes made in the confirmation or settlement of transactions, transactions not being properly booked, evaluated or accounted for or other similar disruptions in an Investment Fund’s operations that may cause an Investment Fund to suffer financial loss, disruption of its businesses, liability to clients or third parties, regulatory intervention or reputational damage. Investment Managers may also face competition from other investment funds that may be more established and have larger capital bases and have larger numbers of qualified management and technical personnel. Additionally, certain Investment Managers may pursue over time different investment strategies that may limit the Fund’s ability to assess an Investment Manager’s ability to achieve its long-term investment objective. Furthermore, an Investment Manager may face additional risks as the assets of an Investment Fund increase over time. In such instances, an Investment Manager may be unable to manage an Investment Fund’s increased assets effectively because it may be unable to maintain the Investment Fund’s current investment strategy or find the types of investments better suited for an Investment Fund with an increased capital basis.

The Fund seeks to allocate its assets among various Investment Managers. Such dispersion may not be achieved as a result of insufficient investment opportunities or insufficient investable assets as a result of insufficient subscriptions or withdrawals by shareholders. Although the dispersion of the Fund’s investments is intended to reduce the Fund’s exposure to adverse events associated with specific issuers or industries, the number of investments by Investment Funds will be limited, and the portfolios of some Investment Funds may be highly concentrated in particular companies, industries or countries. Moreover, in certain cases an Investment Fund’s portfolio may only consist of securities of a single issuer. As a consequence, the Fund’s returns as a whole may be adversely affected by the unfavorable performance of even a single investment by an Investment Fund.

Since the Fund may make additional investments in the Investment Funds only at certain times pursuant to limitations set forth in the governing agreements of the Investment Funds, the Fund from time to time may have to hold some, or in certain cases a substantial amount, of its assets temporarily in money market securities, cash or cash equivalents, possibly for several months.

Generally, Investment Funds are permitted to redeem their securities in-kind. Thus, upon the Fund’s withdrawal of all or a portion of its interest in an Investment Fund, the Fund may receive securities that are illiquid or difficult to value. In such circumstances, the Adviser would seek to dispose of these securities at a time and in a manner that is in the best interests of the Fund.

Like an investment in the Fund, investments in the Investment Funds generally will be illiquid. The governing instruments of each Investment Fund likely will have provisions restricting both the transferability of an investor’s interest and the ability of any investor to withdraw its investment in certain circumstances. Additionally, Investment Funds may charge fees in respect of withdrawals or redemptions, and may suspend the redemption rights of their investors, including the Fund, from time to time. Certain Investment Funds have limitations on the ability to withdraw or redeem assets, and, under certain circumstances, may impose limits (known as “gates”) on the aggregate amount that an investor, or all investors, in an Investment Fund may withdraw on a single withdrawal date, and some Investment Funds will not have withdrawal periods that coincide with those of the Fund. As a result, the liquidity of the Fund’s Shares may be adversely affected and the Fund may manage its investment program differently than if it were able to withdraw monies from each Investment Fund at the same time it desires to provide liquidity to its shareholders. In addition, Investment Funds may invest in securities that are subject to legal or other restrictions on transfer or for which no liquid market exists. The market prices, if any, for such securities tend to be volatile and an Investment Fund may not be able to sell them when it desires to do so or to realize what it perceives to be their fair value in the event of a sale. The sale of restricted and illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over-the-counter markets. Restricted securities may sell at a price lower than similar securities that are not subject to restrictions on resale. Some Investment Funds that invest a high percentage of their assets in illiquid investments may experience difficulty in meeting redemption requests and may also not be able to meet redemption requests through distributions in kind. In such circumstances, the Fund’s ability to provide liquidity to shareholders could be adversely affected.

The Fund may be required to indemnify certain of the Investment Funds and their Investment Managers from any liability, damage, cost or expense arising out of, among other things, breaches of representations and warranties included in the Investment Fund’s subscription documents and certain acts or omissions relating to the offer or sale of the Fund’s Shares, or from liability of an Investment Fund or an Investment Manager to a service provider arising out of the same breach. Shareholders may be exposed, indirectly, to these indemnification obligations.

Investments in Non-Voting Stock; Inability to Vote

The Fund intends to purchase non-voting securities of, or contractually forego the right to vote in respect of, an Investment Fund in order to avoid becoming (i) an “affiliated person” of any Investment Fund within the meaning of the Investment Company Act and (ii) subject to the Investment Company Act limitations and prohibitions on transactions with affiliated persons. For any Investment Fund where the Fund would be unable to do either of the foregoing (and the Fund does not anticipate that it would not be able to do so), it intends to limit its holdings of the Investment Fund to less than 5% of the Investment Fund’s voting securities. See “Investment Program—Investment Objective and Policies.”

The Fund may irrevocably waive its rights (if any) to vote its interest in an Investment Fund. This result would be accomplished through a written agreement between the Fund and the Investment Fund, whereby the Fund irrevocably foregoes the right to vote in a manner that legally binds both the Fund and all subsequent holders, and the Investment Fund is granted the right to enjoin any holder from voting. Such an agreement also will include a statement of the parties’ intention that the agreement should be interpreted broadly to effect the parties’ desire that the Fund’s interest be identical to that of a separate non-voting class. In each instance, the Adviser will determine if the Fund will waive the Fund’s voting rights, and will consider only the interests of the Fund and not the interests of the Adviser or those of the Adviser’s other clients. The Fund will not receive any consideration in return for entering into a waiver arrangement. Any such arrangement should benefit the Fund, as it will enable the Fund to acquire more interests of an Investment Fund that the Adviser believes is desirable than the Fund would be able to if it were deemed to be an “affiliate” of the Investment Fund within the meaning of the Investment Company Act.

To the extent the Fund purchases non-voting securities of, or contractually foregoes the right to vote in respect of, an Investment Fund, it will not be able to vote on matters that require the approval of the limited partners of the Investment Fund, including a matter that could be adverse to the Fund’s interests, such as changes to the Investment Fund’s investment objective or policies or the termination of the Investment Fund. As a result, the Fund’s influence on an Investment Fund could be diminished, which may consequently adversely affect the Fund and its shareholders.

Business and Regulatory Risks

Legal, tax and regulatory changes (including laws relating to taxation of the Fund’s investments, trade barriers and currency exchange controls), as well as general economic and market conditions (such as interest rates, availability of credit, credit defaults, inflation rates and general economic uncertainty) and national and international political circumstances (including wars, terrorist acts or security operations), may adversely affect the Fund. These factors may affect, among other things, the level of volatility of securities’ prices, the liquidity of the Investment Funds’ investments and the availability of certain securities and investments. Volatility or illiquidity could impair the Fund’s profitability or result in significant losses. Additionally, the regulatory environment for Investment Funds is evolving, and changes in the regulation of Investment Funds may adversely affect the value of investments held by the Fund and the ability of the Fund successfully to pursue its investment strategy. In addition, the securities, commodities and futures markets are subject to comprehensive statutes, regulations and margin requirements. Additionally, the regulation of derivative transactions and funds that engage in such transactions is an evolving area of law and is subject to modification by government and judicial action. In particular, Congress has held hearings regarding taxation and regulatory policy as it relates to leveraged investors, tax-exempt investors and hedge funds, and the SEC has engaged in a general investigation of hedge funds that has resulted in increased regulatory oversight and other legislation and regulation relating to hedge fund managers, hedge funds and funds of hedge funds. The effect of any future regulatory change on the Fund could be substantial and adverse.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and related regulatory developments established financial oversight standards and resulted in significant revisions to the U.S. financial regulatory framework and the operation of financial institutions. The Dodd-Frank Act includes provisions regarding, among other things, the comprehensive regulation of the over-the-counter derivatives market, the identification, monitoring and regulation of systemic risks to financial markets and the regulation of proprietary trading and investment activity of banking institutions. The continued implementation of the Dodd-Frank Act and other similar and follow-on regulations could affect, among other things, financial consumer protection, bank ownership of and involvement with private funds, proprietary trading, registration of investment advisers and the trading and use of derivative instruments and, therefore, could adversely affect the Fund or investments made by the Fund. There can be no assurance that such regulation will not have a material adverse effect on the Fund and the Investment Funds, increase transaction, operations, legal and/or regulatory compliance costs, significantly reduce the profitability of the Fund or impair the ability of the Fund and the Investment Funds to achieve their investment objectives. In addition, greater regulatory scrutiny may increase the Fund’s and the Adviser’s exposure to potential liabilities. Increased regulatory oversight can also impose administrative burdens on the Fund and the Adviser, including, without limitation, responding to examinations or investigations and implementing new policies and procedures.

The Dodd-Frank Act created the Financial Stability Oversight Council (the “FSOC”), an interagency body charged with identifying and monitoring systemic risks to financial markets. The FSOC has the authority to require that non-bank financial companies that are “predominantly engaged in financial activities,” such as the Fund, the Adviser, Investment Funds and Investment Managers, whose failure the FSOC determines would pose systemic risk, be placed under the supervision of the Board of Governors of the Federal Reserve System (the “Federal Reserve”). The FSOC has the authority to recommend that the Federal Reserve adopt more stringent prudential standards and reporting and disclosure requirements for non-bank financial companies supervised by the Federal Reserve. Such disclosure requirements may include the disclosure of the identity of investors in private investment funds such as the Investment Funds. The FSOC also has the authority to make recommendations to the Federal Reserve on various other matters that may affect the Fund and/or Investment Funds, including requiring financial firms to submit resolution plans, mandating credit exposure reports, establishing concentration limits, and limiting short-term debt. The FSOC also may recommend that other federal financial regulators impose more stringent regulation upon, or ban altogether, financial activities of any financial firm that poses what it determines are significant risks to the financial system. In the event that the FSOC designates the Fund or an Investment Fund as a systemic risk to be placed under the Federal Reserve’s supervision, the Fund or the Investment Fund could face stricter prudential standards, including risk-based capital requirements, leverage limits, liquidity requirements, concentration requirements and overall risk management requirements, among other restrictions. Such requirements could hinder the Fund’s and/or an Investment Fund’s ability to meet its investment objective and may place the Fund or an Investment Fund at a disadvantage with respect to its competitors.

Investment Funds and Investment Managers may face additional reporting and recordkeeping requirements. Under the Dodd-Frank Act, advisers to private funds are required to maintain records regarding private funds that include a description of: amount of assets under management and use of leverage, including off-balance-sheet leverage; counterparty credit risk exposure; trading and investment positions; valuation policies and practices; types of assets held; side arrangements or side letters whereby certain investors obtain more favorable rights than other investors; trading practices; and such other information as the SEC determines is necessary and appropriate in the public interest and for the protection of investors or for the assessment of systemic risk. Investment Funds’ adherence to these recordkeeping and reporting requirements may indirectly increase Fund expenses.

Additionally, the Adviser is a “banking entity” for purposes of the “Volcker Rule” contained in Section 619 of the Dodd-Frank Act. The Volcker Rule limits the ability of (i) banking entities, including the Adviser, to sponsor, invest in or serve as investment adviser of hedge funds and private equity funds (collectively, “Covered Funds”), and (ii) the Adviser or any of its affiliates to engage in certain transactions with Covered Funds. While registered investment companies are excluded from the definition of a Covered Fund, the Volcker Rule could have a negative effect on market liquidity, which may adversely affect the Funds.

The Adviser, UBS and their affiliates are subject to certain U.S. and non-U.S. banking laws, including the U.S. Bank Holding Company Act of 1956, as amended (the “BHCA”), and to regulation by the Federal Reserve. The BHCA and other applicable banking laws, rules, regulations, guidelines and the interpretations thereof by the staff of the regulatory agencies which administer them, may restrict the transactions and relationships between the Adviser, UBS and their affiliates, on the one hand, and the Fund, on the other hand, and may restrict the investments, activities and transactions by the Fund. It is not expected that the BHCA, or other existing U.S. banking laws or existing regulations, would materially adversely affect the Fund. There can be no assurance, however, that any changes in U.S. bank regulatory requirements would not have a material adverse effect on the Fund’s investment program or performance. See “BHCA Considerations” in the Fund’s SAI.

Rule 18f-4 under the Investment Company Act, adopted by the SEC in October 2020, governs the use of derivatives and other transactions by registered investment companies and business development companies. Notwithstanding the prohibitions and restrictions on the issuance of senior securities under Section 18 of the Investment Company Act, under Rule 18f-4, a closed-end fund that uses derivatives and certain other related instruments and does not qualify as a “limited derivatives user” (as defined in Rule 18f-4) must establish a comprehensive derivatives risk management program and comply with certain value-at-risk leverage limits, requirements and compliance and disclosure obligations. The Fund intends to operate in a manner so as to qualify as a “limited derivatives user” and has adopted policies and procedures that are reasonably designed to manage its derivatives risk in compliance with Rule 18f-4. While the extent of the impact of these regulations, the compliance date of which was August 19, 2022, on the Fund remains uncertain, such regulations could limit or restrict the ability of the Fund to use certain derivatives, increase the compliance and other costs of using these instruments or make them less effective. The Fund, however, expects to use derivatives only as a means to attempt to hedge against foreign currency risks, and presently does not intend to sell securities short. The Adviser will continue to seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objective; however, there can be no assurance that the Adviser will be successful in doing so.

Market Disruption and Geopolitical Risk

Market risks, including political, regulatory, market, economic and social developments and developments that impact specific economic sectors, industries or segments of the market, can affect the value and liquidity of the Fund’s investments in Investment Funds and the Fund’s underlying investments, which may become more difficult to value. In addition, turbulence and reduced liquidity in financial markets may negatively affect Investment Managers, Investment Funds and issuers, which could adversely affect the Fund. Stock prices may experience greater volatility during periods of challenging market conditions, and there can be severe limitations on an investor’s ability to sell certain debt securities, including those that are of higher credit quality, during a period of reduced credit market liquidity. As a result, during these periods, the Fund’s net asset value will fluctuate. You may experience a significant decline in the value of your investment and could lose money.

Global economies and financial markets are becoming increasingly interconnected, and conditions and events in one country, region or financial market may adversely impact issuers in a different country, region or financial market. These risks may be magnified if certain events or developments were to adversely interrupt the global supply chain, which could affect companies worldwide. The Adviser’s business activities, as well as the activities of the Fund, the Investment Funds and their operations and investments, could be materially adversely affected by outbreaks of disease, epidemics and public health issues, which can exacerbate pre-existing political, social and economic risks in certain countries or regions and trigger a prolonged period of global economic slowdown. A recent example includes pandemic risks related to COVID-19—notably, the significant negative impact of COVID-19 on economic and market conditions and global supply chains, and the aggressive measures taken worldwide in response by (i) governments, including closing borders, restricting travel and imposing prolonged quarantines of, or similar restrictions on, large populations, and (ii) businesses, including forced or voluntary closures, changes to operations and reductions of staff. Although the long-term effects of COVID-19 (and the actions and measures taken worldwide by governments and businesses) cannot currently be predicted, previous occurrences of other epidemics, pandemics and outbreaks of disease had material adverse effects on the economies, equity markets and operations of those jurisdictions in which they were most prevalent. To the extent the Investment Funds have significant investments in certain countries, regions, companies, industries or market sectors, such positions will increase the risk of loss from adverse developments affecting those countries, regions, companies, industries or sectors.

As of the date hereof, the Biden administration has called for significant changes to U.S. fiscal, tax, trade, healthcare, energy, immigration, foreign and government regulatory policy. In this regard, there is significant uncertainty with respect to legislation, regulation and government policy at the federal level, as well as the state and local levels. In addition, recent events have created a climate of heightened uncertainty and introduced new and difficult-to-quantify macroeconomic and geopolitical risks with potentially far-reaching implications. There has been a corresponding meaningful increase in the uncertainty surrounding interest rates, tax rates, inflation, energy costs, foreign exchange rates, trade volumes and fiscal and monetary policy. To the extent the U.S. Congress or the Biden administration implements additional changes to U.S. policy, those changes may impact, among other things, the U.S. and global economy, international trade and relations, the U.S. regulatory environment, corporate taxes, inflation, healthcare, unemployment and immigration, among other areas. Until any additional policy changes are finalized, it cannot be known whether the Fund and its investments or future investments may be positively or negatively affected, or the impact of continuing uncertainty.

In June 2016, voters within the United Kingdom (the “UK”) participated in a national referendum and voted in favor of leaving the European Union (the “EU”), an event widely referred to as “Brexit”. Formal notification to the European Council required under Article 50 of the Treaty of Lisbon was made on March 29, 2017, following which the terms of exit were negotiated. Pursuant to an agreement between the UK and the EU, the UK left the EU on January 31, 2020. Following a transition period, the UK’s post-Brexit trade agreement with the EU passed into law in December 2020 and went into effect on January 1, 2021. Brexit is widely expected to have consequences that are both profound and uncertain for the economic and political future of the UK and the EU, and those consequences include significant legal and business uncertainties. Due to the recent occurrence of these events, the full scope and nature of the potential political, regulatory, economic and market consequences are not known at this time and are unlikely to be known for a significant period of time; however, they could be significant, potentially resulting in a period of instability and market volatility. It is not possible to ascertain the precise impact these events may have on the Fund or the Investment Funds from an economic, financial, tax or regulatory perspective, but any such impact could have material consequences for the Fund and the Investment Funds.

Russia’s large-scale invasion of Ukraine, and corresponding events since late February 2022, have had, and could continue to have, severe adverse effects on regional and global economic markets. Following Russia’s actions, various governments, including the United States, issued broad-ranging economic sanctions against Russia, including, among other actions: (i) a prohibition on doing business with certain Russian companies, large financial institutions, officials and oligarchs; (ii) the removal by certain countries and the EU of selected Russian banks from the Society for Worldwide Interbank Financial Telecommunications (SWIFT), the electronic banking network that connects banks globally; and (iii) restrictive measures to prevent the Russian Central Bank from undermining the impact of the sanctions. The current events, including sanctions and the potential for future sanctions, and other actions, including cyberattacks, espionage, purchasing and financing restrictions, tariffs, boycotts or changes in consumer or purchaser preferences, as well as Russia’s retaliatory responses, could have adverse consequences for the region, including significant, general negative economic impacts. Moreover, these events have had, and could continue to have, an adverse effect on global markets. The extent and duration of ongoing hostilities, sanctions and future local, regional or global market disruptions cannot be predicted, but could be significant.

The Fund should be considered a speculative investment, and you should invest in the Fund only if you can sustain a complete loss of your investment.

The Investment Funds’ Use of Hedging Involves Risk of Loss

The Investment Funds may engage in hedging strategies, which use short sales, options, swaps, caps and floors, futures and forward contracts and other derivatives in an effort to protect assets from losses. Similarly, the Fund may, but is not required to, attempt to hedge against foreign currency risks through the use of derivatives. Hedging against a decline in the value of portfolio positions does not eliminate fluctuations in the values of portfolio positions or prevent losses if the values of such positions decline, but establishes other positions designed to gain from those same developments, thus offsetting the decline in the portfolio positions’ value. Such hedging transactions also limit the opportunity for gain if the value of the hedged portfolio positions should increase. It may not be possible for the Investment Funds to hedge against a change or event at a price sufficient to protect against a decline in value of the portfolio positions anticipated as a result of such change. In addition, it may not be possible, or desirable, to hedge against certain changes or events at all. There can be no assurances that these hedging strategies will be successful in avoiding losses, and hedged positions may perform less favorably in generally rising markets than unhedged positions.

No assurance can be given that Investment Managers or the Adviser will employ hedging strategies with respect to all or any portion of a given Investment Fund’s, or the Fund’s, assets. To the extent that hedging transactions are effected, their success is dependent on each Investment Manager’s, or the Adviser’s, ability to correctly predict movements in the direction of currency or interest rates, the equity markets or sectors thereof or other events being hedged against. The Fund expects to use derivatives as a means to attempt to hedge against foreign currency risks. See “—The Fund’s Use of Derivatives Involves Risks” below. While an Investment Manager may attempt to hedge against undesirable exposure, unanticipated changes in the markets and investments being hedged, or the nonoccurrence of events being hedged against, may result in poorer overall performance than if the Investment Manager had not engaged in any such hedge. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio position being hedged may vary. Moreover, for a variety of reasons, the Investment Managers may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Such imperfect correlation may prevent the Investment Managers from achieving the intended hedge or expose the Fund to additional risk of loss.

The Fund intends to limit investments in commodity futures, commodity options contracts and commodity-related swaps to below the de minimis thresholds (defined below) set forth in Rule 4.5 under the Commodity Exchange Act (the “CEA”). The Fund only will invest in such instruments so long as the aggregate amount of initial margin and premiums required to establish such positions, other than for bona fide hedging purposes, does not exceed 5% of the Fund’s net asset value, or alternatively, the aggregate net notional value of those positions, determined at the time the most recent position was established, does not exceed 100% of the Fund’s net asset value (after taking into account unrealized profits and unrealized losses on any such positions) (the “de minimis thresholds”). The Fund further intends to continue to rely on the no-action relief provided by No-Action Letter 12-38 of the Division of Swap Dealer and Intermediary Oversight (“Division”) of the U.S. Commodity Futures Trading Commission (the “CFTC”). Pursuant to this letter, the Adviser is not required to register as a CPO under the CEA (with respect to the Fund), or rely on an exemption from registration, until the later of June 30, 2013 or six months from the date the Division issues revised guidance on the application of the calculation of the de minimis thresholds to fund-of-funds operators. As of the date of this Prospectus, the CFTC has not yet proposed any guidance regarding the application of the de minimis thresholds to fund-of-funds operators. If the Fund and the Adviser (with respect to the Fund) become subject to CFTC regulation, the Fund may incur additional compliance, operational and other expenses.

The Fund’s Investment Strategies May Involve Risk of Loss

Some of the principal risks of certain of the Fund’s identified investment strategies (which will be employed through the Investment Funds) are set forth below. Depending on economic and market conditions, other risks may be present. (For a description of the following strategies, see “Investment Program—Investment Strategies of Investment Managers.”)

Relative Value: Fixed-Income Arbitrage. Fixed-income arbitrage strategies generally involve spreads between two or more positions. To the extent the price relationships between such positions remain constant, no gain or loss on the position will occur. Such positions do, however, entail a substantial risk that the price differential could change unfavorably, causing a loss to the spread position. Substantial risks are involved in trading in U.S. and non-U.S. government securities, corporate securities, investment company securities, mortgage-backed and asset-backed securities, futures and options, interest rate caps, interest rate swaps and the various other financial instruments and investments that fixed-income arbitrage strategies may trade. Substantial risks also are involved in borrowing and lending against such investments. The prices of these investments can be volatile, market movements are difficult to predict and financing sources and related interest and exchange rates are subject to rapid change. Certain securities may be subordinated (and thus exposed to the first level of default risk) or otherwise subject to substantial credit risks. Government policies, especially those of the Federal Reserve Board and foreign central banks, have profound effects on interest and exchange rates that, in turn, affect prices in areas of the investment and trading activities of fixed-income arbitrage strategies. Many other unforeseeable events, including actions by various other government agencies and domestic and international political events, may cause sharp market fluctuations. Convertible arbitrage strategies and mortgage-backed and asset-backed securities strategies present similar risks. Additional risks include counterparty risk, margin calls, increased costs of funding, market illiquidity and deleveraging from other fixed-income market participants.

The success of the investment activities of an Investment Manager involved in fixed-income and convertible bond arbitrage will depend on such Investment Manager’s ability to identify and exploit price discrepancies in the market. Identification and exploitation of the market opportunities involve uncertainty. No assurance can be given that an Investment Manager will be able to locate investment opportunities or to correctly exploit price discrepancies. A reduction in the pricing inefficiency of the markets in which such Investment Manager will seek to invest will reduce the scope for the Investment Manager’s investment strategies. In the event that the perceived mispricings underlying such Investment Manager’s positions were to fail to materialize as expected by such Investment Manager, the Fund could incur a loss.

Merger Arbitrage/Event-Driven. Merger arbitrage/event-driven investments often incur significant losses when proposed transactions, including anticipated merger or acquisition transactions, are not consummated. The consummation of mergers, tender offers and exchange offers can be prevented or delayed by a variety of factors, including: (i) regulatory and antitrust restrictions; (ii) political motivations; (iii) industry weakness; (iv) stock specific events; (v) failed financings; (vi) opposition of the management or shareholders of the target company, which often results in litigation to enjoin the proposed transaction; (vii) intervention of government agencies; (viii) efforts by the target company to pursue a defensive strategy, including a merger with, or a friendly tender offer by, a company other than the offeror; (ix) an attempt by a third party to acquire the offeror; (x) in the case of a merger, failure to obtain the necessary shareholder approvals; (xi) market conditions resulting in material changes in securities prices; and (xii) compliance with any applicable legal requirements. Merger arbitrage/event-driven positions also are subject to the risk of overall market movements. To the extent that a general increase or decline in equity values affects the stocks involved in a merger arbitrage/event-driven position differently, the position may be exposed to loss. Merger arbitrage/event-driven strategies also depend for success on the overall volume of merger activity, which historically has been cyclical in nature.

Distressed Assets. Distressed investing involves investment in equity and debt securities or other claims of U.S. and non-U.S. issuers in weak financial condition, experiencing poor operating results, having substantial capital needs or negative net worth, facing special competitive or product obsolescence problems, or that are involved in bankruptcy or reorganization proceedings. Investments of this type should be considered speculative, as they involve substantial financial and business risks that can result in substantial or, at times, even total losses. Among the risks inherent in investment in troubled entities is that it frequently may be difficult to obtain accurate information as to the condition of such issuers. In addition, the ability of such entities to repay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry, or specific developments within such companies. Further, there is no minimum credit standard that is a prerequisite to an Investment Fund’s investment in any instrument and a significant portion of the obligations and preferred stock in which an Investment Fund may invest may be below-investment grade, or so-called “junk bonds.” Such investments also may be adversely affected by laws relating to, among other things, fraudulent transfers and other voidable transfers or payments, lender liability and the Bankruptcy Court’s power to disallow, reduce, subordinate or disenfranchise particular claims. The market prices of such securities also are subject to abrupt and erratic market movements and above-average price volatility, and the spread between the bid and asked prices of such securities may be greater than those prevailing in other securities markets. It may take a number of years for the market price of such securities to reflect their intrinsic value. Distressed securities are often inefficiently priced due to their lack of liquidity, the existence of forced sellers and the uncertainty created by the restructuring process. In liquidation (both in and out of bankruptcy) and other forms of corporate reorganization, there exists the risk that the reorganization either will be unsuccessful (for example, due to failure to obtain requisite approvals), will be delayed (for example, until various liabilities, actual or contingent, have been satisfied), or will result in a distribution of cash or a new security the value of which will be less than the purchase price to the Investment Fund of the security or claim in respect of which such distribution was made.

Trading: Global Macro. The success of global macro strategies will depend on an Investment Manager’s ability to identify and exploit opportunities in global economies, some of which will result in an Investment Manager holding concentrated positions in a limited number of markets, which may expose those Investment Funds to a greater risk of loss than if they held positions in a broader range of markets. These strategies typically employ significant leverage that will magnify the Investment Funds’ risk exposure, including risk of loss. Discretionary trading strategies present similar risks.

Trading: Systematic. Systematic traders utilize sophisticated technical models to analyze price and market data in order to identify trends across a broad range of markets. Systematic traders generally trade listed financial and commodity futures and interbank currency markets around the world. While many Investment Managers focus on identifying “long-term” trends (six months to one year), others have constructed models to predict short-term momentum and counter-trend price moves.

Trading: Emerging Markets. An emerging markets strategy involves purchasing securities of issuers located in emerging markets. Emerging market countries have economic structures that are generally less diverse and mature, and political systems that are less stable, than those of developed countries. Emerging markets may be more volatile than the markets of more mature economies. Many emerging countries providing investment opportunities for the Investment Funds have experienced substantial, and in some periods extremely high, rates of inflation for many years, and resulting sharp, sustained declines in the value of their currencies and securities markets. Inflation and rapid fluctuations in inflation rates have had and may continue to have adverse effects on the economies and securities markets of certain of these countries. Many issuers in these countries and the countries themselves have defaulted on their obligations. See “—The Investment Funds’ Foreign Investments Involve Risk of Loss” for additional risks associated with investments in global markets, including emerging markets.

Investments in Fixed-Income Securities Involve Risk of Loss

Investment Managers may invest in fixed-income securities, typically when their yield and potential for capital appreciation are considered sufficiently attractive or in connection with convertible arbitrage strategies. Investment Managers also may invest in these securities for defensive purposes and to maintain liquidity. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations.

The market value of a fixed-income security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. Fixed-income securities markets can be susceptible to increases in volatility and decreases in liquidity. Liquidity can decline unpredictably in response to overall economic conditions or credit tightening. Increases in volatility and decreases in liquidity may be caused by a rise in interest rates (or the expectation of a rise in interest rates), which are at or near historic lows in the United States and in other countries. During periods of reduced market liquidity, an Investment Fund may not be able to readily sell fixed-income securities at prices at or near their perceived value. If an Investment Fund needed to sell large blocks of fixed-income securities to meet shareholder redemption requests or to raise cash, those sales could further reduce the prices of such securities. An unexpected increase in Investment Fund redemption requests, including requests from shareholders who may own a significant percentage of the Investment Fund’s shares, which may be triggered by market turmoil or an increase in interest rates, could cause the Investment Fund to sell its holdings at a loss or at undesirable prices and adversely affect the Investment Fund’s share price and increase the Investment Fund’s liquidity risk, expenses and/or taxable distributions. Economic and other market developments can adversely affect fixed-income securities markets. Regulations and business practices, for example, have led some financial intermediaries to curtail their capacity to engage in trading (i.e., “market making”) activities for certain fixed-income securities, which could have the potential to decrease liquidity and increase volatility in the fixed-income securities markets. Policy and legislative changes worldwide are affecting many aspects of financial regulation. The impact of these changes on the markets, and the practical implications for market participants, may not be fully known for some time.

The Investment Managers may invest in both investment grade debt securities and non-investment grade debt securities (i.e., “junk bonds”). Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization (“NRSRO”) in one of the four highest rating categories or, if not rated by any NRSRO, have been determined by the Investment Manager to be of comparable quality. Non-investment grade debt securities are considered by the NRSRO to be predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. Non-investment grade debt securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade debt securities to make principal and interest payments than is the case for higher grade debt securities. In addition, the market for lower grade debt securities may be thinner and less liquid than for higher grade debt securities.

Investments in High-Yield Securities May Have an Adverse Effect

Investment Funds may invest in high-yield securities, including below-investment grade debt or so-called “junk bonds.”

Such securities are generally not exchange traded and, as a result, these instruments trade in a smaller secondary market than exchange-traded bonds. In addition, Investment Funds will invest in bonds of issuers that do not have publicly traded equity securities, making it more difficult to hedge the risks associated with such investments. High-yield securities that are below investment grade or unrated face ongoing uncertainties and exposure to adverse business, financial or economic conditions that could lead to the issuer’s inability to meet timely interest and principal payments. The market values of certain of these lower-rated and unrated debt securities tend to reflect individual corporate developments to a greater extent than do higher-rated securities, which react primarily to fluctuations in the general level of interest rates, and tend to be more sensitive to economic conditions than are higher-rated securities. Companies that issue such securities are often highly leveraged and may not have available to them more traditional methods of financing. It is possible that a major economic recession could disrupt severely the market for such securities and may have an adverse impact on the value of such securities. In addition, it is possible that any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon and increase the incidence of default of such securities.

Among other risks, it frequently may be difficult to obtain accurate information as to the true condition of distressed issuers, and the ability of such entities to repay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry, or specific developments within such companies. Judgments about the credit quality of the issuer and the relative value of its securities used to establish arbitrage positions may prove to be wrong. Such investments also may be adversely affected by laws relating to, among other things, fraudulent transfers and other voidable transfers or payments, lender liability and the bankruptcy courts’ power to disallow, reduce, subordinate or disenfranchise particular claims. The market prices of such securities also are subject to abrupt and erratic market movements and above-average price volatility, and the spread between the bid and asked prices of such securities may be greater than those prevailing in other securities markets. It may take a number of years for the market price of such securities to reflect their intrinsic value and the Investment Managers’ estimates of intrinsic value may be based on their views of market conditions, including interest rates, that may prove to be incorrect.

Interest Rate Risk

Prices of bonds and other fixed-income securities tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect fixed-income securities and, accordingly, will cause the value of an Investment Fund’s investments in these securities to decline. During periods of very low interest rates, which occur from time to time due to market forces or actions of governments and/or their central banks, including the Board of Governors of the Federal Reserve System in the United States, an Investment Fund may be subject to a greater risk of principal decline from rising interest rates. When interest rates fall, the values of already-issued fixed-income securities generally rise. However, when interest rates fall, an Investment Fund’s investments in new securities may be at lower yields and may reduce the Investment Fund’s income. The magnitude of these fluctuations in the market price of fixed-income securities is generally greater for securities with longer effective maturities and durations because such instruments do not mature, reset interest rates or become callable for longer periods of time. The change in the value of a fixed-income security or portfolio can be approximated by multiplying its duration by a change in interest rates. For example, the market price of a fixed-income security with a duration of three years would be expected to decline 3% if interest rates rose 1%. Conversely, the market price of the same security would be expected to increase 3% if interest rates fell 1%. Risks associated with rising interest rates are heightened given that interest rates in the United States and other countries are at or near historic lows. In the event that an Investment Fund has a negative average portfolio duration, the value of the Investment Fund may decline in a declining interest rate environment. Unlike investment grade bonds, however, the prices of high yield bonds may fluctuate unpredictably and not necessarily inversely with changes in interest rates. Interest rate changes may have different effects on the values of mortgage-related securities because of prepayment and extension risks.

The Fund’s and the Investment Funds’ Use of Short Selling is Highly Speculative

The Investment Managers and Investment Funds may engage in short selling for hedging or non-hedging purposes. In addition, the Fund may engage in short selling, although it presently does not intend to do so. To effect a short sale, the Fund or an Investment Fund will borrow a security from a brokerage firm, or other permissible financial intermediary, to make delivery to the buyer, with an obligation to replace the borrowed securities at a later date. The Fund or an Investment Fund then is obligated to replace the borrowed security by purchasing it at the market price at the time of replacement. Short selling allows the investor to profit from declines in market prices to the extent such declines exceed the transaction costs and the costs of borrowing the securities. In certain circumstances, these techniques can substantially increase the impact of adverse price movements on the Fund’s or an Investment Fund’s portfolio. A short sale of a security involves the theoretical risk of an unlimited increase in the market price of the security, which could result in an inability to cover the short position and thus a theoretically unlimited loss. There can be no assurance that the securities necessary to cover a short position will be available for purchase. Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss.

Short selling is a speculative investment technique that involves expenses to the Investment Funds and the following additional risks:

•	While the potential gain on a short sale is limited, the loss is theoretically unlimited.

•	It can increase the effect of adverse price movements on an Investment Fund’s portfolio.

•	The Investment Fund may not be able to close out a short position at any particular time or at the desired price.

•	The Investment Fund may be subject to a “short squeeze” when other short sellers desire to replace a borrowed security at the same time as the Investment Fund, thus increasing the price the Investment Fund may have to pay for the security and causing the Investment Fund to incur losses on the position.

•	If the market for smaller capitalization or foreign companies becomes illiquid, the Investment Fund may be unable to obtain securities to cover short positions.

•	Certain foreign markets may limit the Investment Fund’s ability to short stocks.

Short sale transactions have been subject to increased regulatory scrutiny, including the imposition of restrictions on short selling certain securities and reporting requirements. The Investment Funds’ ability to execute a short selling strategy may be materially adversely impacted by rules, interpretations, prohibitions and restrictions on short selling activity adopted by regulatory authorities, including the SEC, its foreign counterparts, other government authorities or self-regulatory organizations. Such restrictions and prohibitions may be imposed with little or no advance notice and may impact prior trading activities of the Investment Funds. In addition, the Fund will be required to comply with Rule 18f-4 under the Investment Company Act to the extent it directly engages in any short sale transactions.

Investing in Convertible Securities Involves Risk of Loss

Investment Managers may employ convertible arbitrage strategies. The success of such strategies depends on the ability of an Investment Manager to accurately assess the relative value of a security in relation to its historical trading range. If assumptions used in the research and analysis of the arbitrage investment are incorrect or if the model used to evaluate arbitrage investments is flawed, arbitrage strategies may be unsuccessful.

Convertible securities are bonds, debentures, notes, preferred stock or other securities that may be converted into or exchanged for a specified amount of common stock of the same or different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest that generally is paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics, in that they generally (i) have higher yields than common stocks, but lower yields than comparable non-convertible securities, (ii) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases. Exchangeable convertibles carry the credit risk of the issuer, but the conversion value is dependent on the value of the common stock of the other company into which they are convertible.

The market value of a convertible security is a function of its “investment value” (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its “conversion value” (the security’s worth, at market value, if converted into the underlying common stock). The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. Generally, the conversion value decreases as the convertible security approaches maturity. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income security.

A convertible security may be subject to redemption at the option of the issuer at a price and date established in the convertible security’s governing instrument. If a convertible security held by an Investment Fund is called for redemption, the Investment Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Investment Fund’s ability to achieve its investment objective.

The Fund’s and Investment Funds’ Use of Leverage Involves Risk of Loss

The Fund and Investment Funds may borrow money for investment and other purposes, and may directly or indirectly borrow funds from brokerage firms and banks. The Fund intends to borrow temporarily only for investment purposes and to meet requests for tenders. Borrowing for investment purposes, which is known as “leverage,” is a speculative investment technique and involves risks and has the effect of potentially increasing losses. In addition, Investment Funds may leverage their investment returns with options, swaps, forwards, short selling and other derivatives.

Although leverage will increase investment return if the Fund or an Investment Fund earns a greater return on the investments purchased with borrowed funds than it pays for the use of such funds, using leverage will decrease investment return if the Fund or such Investment Fund fails to earn as much on such investments as it pays for the use of such funds. Using leverage, therefore, will magnify the volatility of the value of the Fund’s or such Investment Fund’s portfolio. If the Fund’s or an Investment Fund’s portfolio securities decline in value, it could be required to deposit additional collateral with the lender or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a sudden, precipitous drop in the aggregate value of the Fund’s or an Investment Fund’s assets, whether resulting from changes in market value or from redemptions, it might not be able to liquidate assets quickly enough to pay off its borrowing. Money borrowed for leveraging will be subject to interest costs that may or may not be recovered by return on the securities purchased. The Fund or an Investment Fund also may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate. Any event that adversely affects the value of an investment would be magnified to the extent that leverage is employed. The cumulative effect of the use of leverage by the Fund or an Investment Fund, directly or indirectly, could result in a loss to the Fund that would be greater than if leverage were not employed. In addition, to the extent that the Fund or Investment Funds borrow funds, the rates at which they can borrow will affect the operating results of the Fund.

In addition, the Investment Funds’ anticipated use of short-term margin borrowings will generally result in certain additional risks to the Fund. For example, should the securities that are pledged to brokers to secure the Investment Funds’ margin accounts decline in value, or should brokers from which the Investment Funds have borrowed increase their maintenance margin requirements (i.e., reduce the percentage of a position that can be financed), then the Investment Funds could be subject to “margin calls,” pursuant to which the Investment Funds must either deposit additional funds with their brokers or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a precipitous drop in the value of the assets of an Investment Fund, the Investment Fund might not be able to liquidate assets quickly enough to pay off the margin debt and might suffer mandatory liquidation of positions in a declining market at relatively low prices, thereby incurring substantial losses.

With respect to borrowings by the Fund, the Investment Company Act limits the amount the Fund can borrow by imposing an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the Fund incurs the indebtedness (the “Asset Coverage Requirement”). This means that the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets, including the proceeds of such indebtedness, measured at the time the Fund incurs the indebtedness.

The Fund May Borrow Money

The Fund may borrow money temporarily to fund investments in certain Investment Managers, subject to the lender’s terms, or in connection with repurchases of, or tenders for, the Fund’s Shares. The Fund, along with several other funds advised by the Adviser, is party to the Credit Agreement, under which the Fund may borrow from time to time on a revolving basis at any time up to $82,000,000.

If the Fund borrows money, its net asset value may be subject to greater fluctuation until the borrowing is repaid and, therefore, the risks of leverage described under “—The Fund’s and Investment Funds’ Use of Leverage Involves Risk of Loss” will be present. The Fund would expect to repay leverage used to fund investments by selling its interests in Investment Funds. If the Fund were unable to sell a sufficient value of interests in Investment Funds to repay these borrowings, the Fund could reduce its leverage by using the proceeds of subsequent offerings of Shares. Because many Investment Funds use leverage as part of their investment strategy, the Fund’s use of leverage to purchase these Investment Funds will magnify the potential volatility of the value of the Fund’s Shares.

Borrowings by the Fund, if any, may be made on a secured basis. The Fund’s custodian will then either segregate the assets securing the Fund’s borrowings for the benefit of the Fund’s lenders or arrangements will be made with a suitable sub-custodian. If the assets used to secure a borrowing decrease in value, the Fund may be required to pledge additional collateral to the lender in the form of cash or securities to avoid liquidation of those assets. In the event of a default, the lender will have the right, through the Fund’s custodian, to redeem the Fund’s investments in Investment Funds without consideration of whether doing so would be in the best interests of the Fund’s shareholders. The rights of any lender to the Fund to receive payments of interest on and repayments of principal of borrowings will be senior to the rights of the Fund’s shareholders, and the terms of the Fund’s borrowings may contain provisions that limit certain activities of the Fund and could result in precluding the purchase of instruments that the Fund would otherwise purchase. These restrictions may impose asset coverage or portfolio composition requirements that are more stringent than those currently imposed on the Fund by the Investment Company Act. Additionally, the Fund must comply with the Asset Coverage Requirement. See “—The Fund’s and Investment Funds’ Use of Leverage Involves Risk of Loss.”

The Investment Funds’ Foreign Investments Involve Risk of Loss

One or more Investment Funds may invest in the securities of foreign issuers, including those in emerging markets, and in depositary receipts, such as American Depositary Receipts (ADRs). Certain Investment Funds may be denominated in non-U.S. currencies. Foreign securities in which an Investment Manager may invest may be listed on foreign securities exchanges or traded in foreign over-the-counter markets. Foreign investments face specific risks, which include:

•	unfavorable changes in currency rates and exchange control regulations;

•	restrictions on, and costs associated with, the exchange of currencies and the repatriation of capital;

•	reduced availability of information regarding foreign companies;

•	different accounting, auditing, financial and legal standards and possibly less stringent reporting standards and requirements;

•	reduced liquidity and greater volatility;

•	increased brokerage commissions and custody fees;

•	securities markets that are less developed than in the United States may suffer from periods of relative illiquidity, and may be subject to a lesser degree of supervision and regulation than securities markets in the United States;

•	foreign withholding and other taxes;

•	delays in settling securities transactions;

•	threat of nationalization and expropriation and confiscatory taxation;

•	limits on the amounts of investment by foreign persons in particular issuers;

•	limits on the investment by foreign persons to specific classes of securities with less advantageous rights;

•	general social, political and economic instability and adverse diplomatic developments; and

•	the small size of the securities markets in such countries and the low volume of trading, resulting in potential lack of liquidity and in price volatility.

These risks may be heightened for investments in obligations of companies that are experiencing financial difficulties. In addition, the bankruptcy, reorganization or similar laws and regulations affecting these foreign companies may be less favorable than those affecting U.S. companies and, therefore, the ability of an Investment Fund to realize on its investments in foreign companies may be adversely affected.

The Investment Funds may also invest a portion of their assets in foreign currencies, or in instruments denominated in foreign currencies, the prices of which are determined with reference to currencies other than the U.S. dollar. An Investment Fund may or may not seek to hedge all or any portion of its non-U.S. currency exposure. To the extent unhedged, the value of an Investment Fund’s assets will fluctuate with U.S. dollar exchange rates as well as the price changes of its investments in the various local markets and currencies. Thus, an increase in the value of the U.S. dollar compared to the other currencies in which such Investment Fund makes its investments will reduce the effect of increases and magnify the effect of decreases in the prices of such Investment Fund’s securities in their local markets. Conversely, a decrease in the value of the U.S. dollar will have the opposite effect on an Investment Fund’s non-U.S. dollar securities.

In addition to the risks associated with investments in foreign securities generally, investments in securities located in particular regions or countries with emerging markets may face additional risks. See “—Emerging Markets Risk.”

Emerging Markets Risk

Because Investment Managers may purchase obligations of companies worldwide, they may purchase obligations of issuers located in emerging countries. Emerging countries have economic structures that are generally less diverse and mature, and political systems that are less stable, than those of developed countries. The markets of emerging countries may be more volatile than the markets of more mature economies. Many emerging countries providing investment opportunities have experienced substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had and may continue to have adverse effects on the economies and securities markets of certain of these countries.

In addition to the risks associated with investments in foreign securities generally, investments in securities located in particular regions or countries with emerging markets may face the following additional risks, among others:

•	inflation and rapid fluctuations in inflation;

•	high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries;

•	high concentration of investors and financial intermediaries;

•	overdependence on exports, particularly with respect to primary commodities, which makes such economies vulnerable to volatile fluctuations in commodity prices; and

•	overburdened infrastructure and obsolete or unseasoned financial systems.

Investment Funds May Be Concentrated or Invest Significantly in Volatile Sectors and Markets

One or more Investment Managers, from time to time, may invest a substantial portion of its Investment Fund’s assets in an industry sector, in only a limited number of issuers or, in certain cases, in securities of a single issuer. As a result, the investment portfolios of these Investment Funds (as well as the Fund’s portfolio) may be subject to greater risk and volatility than if investments had been made in a broader range of issuers. In addition, an Investment Fund’s emphasis in a particular sector or issuer may be especially volatile. To the extent that an Investment Fund concentrates its portfolio in a single industry, in a limited number of issuers or in securities of only a single issuer, the risk of any investment decision is increased.

Shareholders Have Only Limited Liquidity

The Fund is a closed-end investment company designed primarily for long-term investors. Shares in the Fund are not traded on any securities exchange or other market. Shares are not transferable except by operation of law upon the death, bankruptcy, insolvency or dissolution of a shareholder or otherwise only with the consent of the Board (which consent may be withheld in the Board’s sole and absolute discretion), and liquidity will be provided only through limited repurchase offers. These repurchases will be made at such times and on such terms as may be determined by the Board in its complete and exclusive discretion. The Adviser expects that it will recommend to the Board that the Fund offer to repurchase Shares from shareholders on a quarterly basis.

The Fund’s repurchase policy will have the effect of decreasing the size of the Fund over time from what it otherwise would have been, if sufficient additional Shares are not sold. Therefore, it may force the Fund to sell assets (i.e., interests in Investment Funds) it otherwise would not sell. It also may reduce the investment opportunities available to the Fund and cause its expense ratio to increase. The Fund likely will sell its more liquid assets first to satisfy repurchase requests, thus increasing its concentration in less liquid securities.

Restricted and Illiquid Investments Involve the Risk of Loss

The Investment Managers may invest without limitation in restricted securities and other investments that are illiquid, which may include so-called “PIPE” (private investments in public equity) securities. Restricted securities are securities that may not be sold to the public without an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration under the Securities Act.

Where registration is required to sell a security, an Investment Manager may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Investment Manager may be permitted to sell a security under an effective registration statement. If during such a period adverse market conditions were to develop, the Investment Manager might obtain a less favorable price than the prevailing price when it decided to sell. Investment Managers may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased such securities. An Investment Fund’s portfolio may include a number of investments for which no market exists and which have substantial restrictions on transferability.

Some of the Investment Funds may invest all or a portion of their assets in private placements that may be illiquid. Some of these investments are held in so-called side pockets, which are sub-funds within the Investment Funds, that provide for their separate liquidation over a much longer period than an investment in the Investment Fund. Were the Fund to seek to liquidate its investment in an Investment Fund that maintains these investments in a side pocket arrangement or that holds substantially all of its assets in illiquid securities, the Fund might not be able to fully liquidate its investment without delay, which could be considerable. During the period until the Fund fully liquidated its interest in the Investment Fund, the value of its investment would fluctuate. The Fund expects that the number of side pocket investments in which it will participate will be minimal under normal market conditions.

The Fund’s repurchase process could involve substantial complications and delays, as the ability of the Fund to honor repurchase requests is dependent in part upon the Fund’s ability to make withdrawals from Investment Funds, which may be delayed, suspended altogether or not possible because, among other reasons, (i) many Investment Managers permit withdrawals only on an infrequent basis, which timing is not likely to coincide with the repurchase dates of the Fund, (ii) some Investment Funds, under certain circumstances, may impose limits (known as “gates”) on the aggregate amount that an investor or all investors in the Investment Fund may withdraw on any single withdrawal date, and (iii) the Investment Funds’ portfolios may include investments that are difficult to value and that may only be able to be disposed of by the Investment Managers at substantial discounts or losses.

In addition, the Fund’s interests in the Investment Funds are themselves illiquid and subject to substantial restrictions on transfer. The Fund may liquidate an interest and withdraw from an unregistered Investment Fund pursuant to limited withdrawal rights. Some Investment Funds also may suspend the redemption rights of their investors, including the Fund, from time to time. The illiquidity of these interests may adversely affect the Fund were it to have to sell interests at an inopportune time.

The Fund’s Use of Derivatives Involves Risks

The Fund expects to use derivatives as a means to attempt to hedge against foreign currency risks. The Adviser believes that it will utilize principally forward currency exchange contracts, although it may also utilize put options and futures contracts.

Forward currency exchange contracts are transactions involving an obligation to purchase or sell a specific currency at a future date at a specified price. The Fund may use forward currency exchange contracts for hedging purposes to protect against uncertainty in the level of future foreign currency exchange rates, as Investment Funds may invest in instruments denominated in currencies other than the U.S. dollar and certain Investment Funds may be denominated in non-U.S. currencies. This hedging technique would allow the Adviser to “lock in” the U.S. dollar price of the security. The Fund also may use forward contracts to attempt to protect the value of an Investment Fund’s holdings of foreign securities. There may be, however, imperfect correlation between an Investment Fund’s foreign securities holdings and the forward contracts entered into by the Fund with respect to such holdings.

Options transactions may be effected on securities exchanges or in the over-the-counter market. When put options are purchased over-the-counter, the Fund bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Such options may also be illiquid and, in such cases, the Fund may have difficulty closing out its position.

No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trade may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trade, thereby preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses. Successful use of futures also is subject to the Adviser’s ability to predict correctly movements in the direction of the relevant market.

There can be no assurance that the Fund will utilize such derivatives or that the use of such derivatives will be successful.

See “Additional Investment Policies—Special Investment Techniques” in the Fund’s SAI.

The Investment Funds’ Use of Derivatives Involves Risk

Some of the Investment Funds may invest in, or enter into, derivatives, including options, swaps, swaptions, futures and forward agreements, for investment or hedging purposes. The use of these instruments involves the following risks, among others:

•	Derivatives can be volatile.

•	Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large impact on the Investment Fund’s performance.

•	The market for any derivative is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

•	Entering into derivatives in foreign markets may involve more risk than entering into domestic transactions.

•	Certain derivatives, such as swaps, involve the assumption of the credit risk of the counterparty to the transactions.

The stability and liquidity of derivatives depend in large part on the creditworthiness of the parties to the transactions. It is expected that each Investment Manager will monitor on an ongoing basis the creditworthiness of firms with which it will enter into derivatives. If there is a default by the counterparty to such transaction, the applicable Investment Manager will under most normal circumstances have contractual remedies pursuant to the agreements related to the transaction. However, exercising such contractual rights may involve delays or costs that could result in the net asset value of the Investment Fund (and thus the Fund) being less than if such Investment Manager had not entered into the transaction. Furthermore, there is a risk that a counterparty could become insolvent. If one or more of an Investment Manager’s counterparties (e.g., prime broker or broker-dealer) were to become insolvent or the subject of liquidation proceedings in the United States, there exists the risk that the recovery of such Investment

Manager’s fund’s securities and other assets from such prime broker or broker-dealer will be delayed or will be of a value less than the value of the securities or assets originally entrusted to such prime broker or broker-dealer.

In addition, the Investment Managers may use counterparties located in various jurisdictions outside the United States. Such local counterparties are subject to various laws and regulations in various jurisdictions that are designed to protect their customers in the event of their insolvency. However, the practical effect of these laws and their application to the Investment Funds’ assets are subject to substantial limitations and uncertainties.

See “Additional Investment Policies—Special Investment Techniques” in the Fund’s SAI.

Investments in Commodity Interests May Involve Substantial Risks

Some of the Investment Funds may trade in commodity interests. The low margin or premiums normally required in trading commodity interests may provide a large amount of indirect leverage, and a relatively small change in the price of a security or contract could produce a disproportionately larger profit or loss. There is no assurance that a liquid secondary market will exist for commodity futures contracts or options purchased or sold on commodities, and an Investment Fund may be required to maintain a position until exercise or expiration, which could result in losses.

Futures positions may be illiquid because, for example, most U.S. commodity exchanges limit fluctuations in certain futures contract prices during a single day by regulations referred to as “daily price fluctuation limits” or “daily limits.” Once the price of a contract for a particular future has increased or decreased by an amount equal to the daily limit, positions in the future can neither be taken nor liquidated unless traders are willing to effect trades at or within the limit. Futures contract prices on various commodities or financial instruments occasionally have moved the daily limit for several consecutive days with little or no trading. Similar occurrences could prevent an Investment Fund from promptly liquidating unfavorable positions and could subject such Investment Fund, and therefore the Fund, to substantial losses. In addition, Investment Funds may not be able to execute futures contract trades at favorable prices if trading volume in such contracts is low. It is also possible that an exchange or the CFTC may suspend trading in a particular contract, order immediate liquidation and settlement of a particular contract or order that trading in a particular contract be conducted for liquidation only. In addition, the CFTC and various exchanges impose speculative position limits on the number of positions that may be held in particular commodities. Trading in commodity futures contracts and options are highly specialized activities that may entail greater than ordinary investment or trading risks.

The price of stock index futures contracts may not correlate perfectly with the movement in the underlying stock index because of certain market distortions. First, all participants in the futures market are subject to margin deposit and maintenance requirements. Rather than meeting additional margin deposit requirements, shareholders may close futures contracts through offsetting transactions that would distort the normal relationship between the index and futures markets. Secondly, from the point of view of speculators, the deposit requirements in the futures market are less onerous than margin requirements in the securities market. Therefore, increased participation by speculators in the futures market also may cause temporary price distortions. Successful use of stock index futures contracts by an Investment Fund also is subject to the Investment Manager’s ability to correctly predict movements in the direction of the market.

Price movements of forward, futures and other derivative contracts in which an Investment Fund’s assets may be invested are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies, financial instruments, futures and options. Such intervention often is intended directly to influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. An Investment Fund also is subject to the risk of the failure of any exchanges on which its positions trade or of their clearinghouses.

Investment Funds May Be Exposed to Credit Risk

Many of the markets in which the Investment Funds effect their transactions are over-the-counter or “interdealer” markets. The participants in such markets are typically not subject to credit evaluation and regulatory oversight as are members of “exchange based” markets. To the extent an Investment Fund invests in swaps, derivative or synthetic instruments, or other over-the-counter transactions, on these markets, such Investment Fund may take a credit risk with regard to parties with whom it trades and may also bear the risk of settlement default. These risks may differ materially from those entailed in exchange-traded transactions, which generally are backed by clearing organization guarantees, daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from such protections. This exposes Investment Funds to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing an Investment Fund to suffer a loss. Such “counterparty risk” is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where an Investment Fund has concentrated its transactions with a single or small group of counterparties. Investment Funds are not restricted from dealing with any particular counterparty or from concentrating any or all of their transactions with one counterparty. The ability of Investment Funds to transact business with any one or number of counterparties, the lack of any independent evaluation of such counterparties’ financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses.

Incentive Fee

The right to the Incentive Fee may give the Adviser reason to select investments for the Fund that are riskier or more speculative than those it would select if it were paid only the Advisory Fee.

The Incentive Fee is accrued monthly as a liability of the Fund and so reduces the net asset value of all Shares. The Incentive Fee is based on the realized and unrealized appreciation attributable to the Fund as a whole, rather than separately with regard to each shareholder or shareholders that invest in the Fund as of the same date. The repurchase price received by a shareholder whose Shares are repurchased in a tender offer will reflect an Incentive Fee accrual if the Fund has experienced positive performance through the date of repurchase. However, the Fund will not accrue an Incentive Fee for any period unless it has fully recovered any cumulative losses from prior fiscal quarters. An Incentive Fee accrual may subsequently be reversed if the Fund’s performance declines within the fiscal quarter. No adjustment to a repurchase price will be made after it has been determined.

Whenever Shares are repurchased in a repurchase offer, or the Fund pays a dividend or a distribution, the amount of any cumulative loss will be reduced in proportion to the reduction in the Fund’s assets paid in respect of such repurchase or in respect of such dividend or distribution. For example, if the Fund has a cumulative loss of $5 million, and 5% of the Fund’s Shares are repurchased in a repurchase offer (meaning that 5% of the Fund’s assets are paid out to tendering shareholders), then the amount of the cumulative loss will be reduced by 5% (or $250,000) to $4,750,000. However, the amount of any cumulative loss incurred by the Fund will not be increased by any sales of Shares (including Shares issued as a result of the reinvestment of dividends and distributions). Consequently, as the number of outstanding Shares increases, the per Share amount (but not the dollar amount) of cumulative loss will be reduced. In addition, if an Incentive Fee accrual is reversed within any quarter, each shareholder at the time of the reversal will bear his or her pro rata share (based on shareholding) of such reversal regardless of the shareholdings at the time the Incentive Fee was accrued. Thus, if a shareholder purchases Shares other than at the beginning of the quarter and Incentive Fees have already been accrued in that quarter, the existing shareholders’ portion of any accrual reversal will be diluted. As a result of the foregoing, an existing shareholder whose portion of cumulative net loss or accrual reversal has been diluted, in effect, may be charged with the Incentive Fee before such shareholder recovers all cumulative net loss attributed to the shareholder.

For an explanation of the Incentive Fee calculation, see “Management of the Fund—Incentive Fee.”

The Incentive Fees Charged by the Investment Managers and the Adviser May Create Incentives for Speculative Investment

Each Investment Manager generally charges an asset-based fee and some or all of the Investment Managers receive incentive fees or allocations. The asset-based fees of the Investment Funds generally are expected to approximate 1.50% of net assets, and the incentive fees or allocations of the unregistered Investment Funds generally are expected to approximate 20% of net profits, but may be greater or less in some cases.

The incentive fee or allocation that will be received by an Investment Manager may create an incentive for the Investment Manager to make investments that are riskier or more speculative than those that might have been made in the absence of the incentive fee. In addition, because the incentive fees or allocations are calculated on a basis that includes realized and unrealized appreciation of an Investment Fund’s assets, the fee or allocation may be greater than if it were based solely on realized gains. The Adviser’s receipt of an incentive-based fee or allocation will give rise to similar risks.

The Fund is Non-Diversified

The Fund is classified as a “non-diversified” management investment company under the Investment Company Act. This means that the Fund may invest a greater portion of its assets in a limited number of issuers than would be the case if the Fund were classified as a “diversified” management investment company. Accordingly, the Fund may be subject to greater risk with respect to its portfolio securities than a “diversified” fund because changes in the financial condition or market assessment of a single issuer may cause greater fluctuation in the value of its Shares. In general, the Fund limits to less than 25% of its assets its investment in any one Investment Fund.

Investment Funds and Investment Managers May Be Newly Organized

Some Investment Funds and Investment Managers may be newly organized and therefore may have no, or only limited, operating histories. However, the Adviser will endeavor to select Investment Managers whose principals have capital markets experience. There can be no assurance that the Adviser’s assessments of Investment Managers, and, in turn, their assessments of the short-term or long-term prospects of investments, will prove accurate or that the Fund will achieve its investment objective.

The Investment Funds May Purchase Equity Securities Without Restriction as to Market Capitalization

Investment Funds generally may invest in equity securities without restriction as to market capitalization, such as those issued by medium-sized and smaller capitalization companies, including micro-cap companies and early-growth stage companies. Those securities, particularly smaller-capitalization stocks, involve higher risks in some respects than do investments in securities of larger companies. The prices of the securities of some of these smaller companies are often more volatile and may be subject to more abrupt or erratic market movements than larger, more established companies, because they typically are more subject to changes in earnings and prospects, among other things. In addition, the risk of bankruptcy or insolvency of many smaller companies (with the attendant losses to shareholders) is higher than for larger, “blue-chip” companies, and, due to thin trading in some small-capitalization stocks, an investment in those securities may be highly illiquid.

Some small companies have limited product lines, distribution channels and financial and managerial resources. Some of the companies in which Investment Funds invest may have product lines that have, in whole or in part, only recently been introduced to market or that may still be in the research or development stage. Such companies may also be dependent on key personnel with limited experience.

Conflicts of Interest

The Adviser and its affiliates manage the assets of registered investment companies, private investment funds and individual accounts (excluding the Fund, collectively, “Adviser Clients”). The Fund has no interest in these activities. In addition, the Adviser, its affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in investment funds, private investment companies or other investment vehicles in which the Fund will have no interest.

The Adviser or its affiliates may determine that an investment opportunity in a particular investment vehicle is appropriate for a particular Adviser Client or for itself or its officers, directors, partners, members or employees, but not for the Fund. Situations also may arise in which the Adviser, its affiliates or Adviser Clients have made investments that would have been suitable for investment by the Fund but, for various reasons, were not pursued by, or available to, the Fund.

Investment research and due diligence are generally discussed among portfolio managers and other senior personnel of the Adviser and its affiliates. However, investment decisions for the Fund are made independently from those of Adviser Clients. If, however, the Fund desires to invest in, or withdraw from, the same Investment Fund as an Adviser Client, the opportunity will be allocated fairly and equitably in accordance with the Adviser’s allocation policies and procedures. Decisions in this regard are necessarily subjective and there is no requirement that the Fund participate, or participate to the same extent as the Adviser Clients, in all investments. In some cases, this process may adversely affect the amount the Fund will be able to invest in an Investment Fund. In other cases, the Fund may invest in a manner opposite to that of Adviser Clients – i.e., the Fund buying an investment when Adviser Clients are selling, and vice-versa. However, the Adviser will seek to resolve such conflicts in a fair and equitable manner and believes that such risks are mitigated by its allocation policies and procedures.

While the Adviser will seek to ensure that neither the Fund nor any Adviser Client will be systematically disadvantaged by the aggregation, placement and allocation of orders and investments, situations may arise in which the investment activities of Adviser Clients, the Adviser, its affiliates and any of their respective officers, directors, partners, members or employees disadvantage the Fund. Such situations may be based on, among other things: (i) restrictions under the Investment Company Act and other laws regarding the combined size of positions that may be taken in an Investment Fund by the Fund and Adviser Clients, thereby limiting the size of the Fund’s position in such Investment Fund; (ii) the difficulty of withdrawing from an Investment Fund where the market cannot absorb the sale of the combined positions of the Fund and the Adviser Clients; and (iii) the determination that a particular investment is warranted only if hedged with an option or other instrument.

The officers or employees of the Adviser will be engaged in substantial activities other than on behalf of the Fund and may have conflicts of interest in allocating their time and activity among the Fund and Adviser Clients. The Adviser and its officers and employees will devote so much of their time to the affairs of the Fund as in their judgment is necessary and appropriate.

On June 12, 2023, UBS completed its acquisition of Credit Suisse Group AG (the “Acquisition”). The combined entity operates as a consolidated banking group, and the Adviser is now affiliated with Credit Suisse Group AG and its affiliates (collectively, “CSG”). CSG holds a passive, non-controlling, minority economic interest in a select few Investment Managers, certain of which the Adviser, prior to the Acquisition, determined to allocate Fund assets to. The Fund bears, in the ordinary course, the asset-based and incentive fees charged by, and its pro rata share of the expenses of, the Investment Funds advised or sponsored by these Investment Managers, and the revenues received by CSG from these Investment Managers on account of CSG’s economic interests in the Investment Managers will not be reduced or waived on account of the Acquisition. The Adviser may, in its sole discretion, determine to allocate additional Fund assets to Investment Managers in which CSG holds such an interest. For regulatory reasons, the Adviser may not be able to allocate Fund assets to certain Investment Managers in which CSG holds an economic interest.

The Adviser and its affiliates, including the Distributor and CSG, may have other business relationships with Investment Managers or Investment Funds that relate to, among other things, placement agent services, financing, or other investment banking services, borrowing, lending or arranging credit, trade execution, clearance and settlement, data, operational and portfolio management support and certain functions associated with prime brokerage, which would entitle them to certain fees, commissions and/or revenues from the Investment Funds, Investment Managers and/or their affiliates. Investment Managers also may receive research products and services in connection with the brokerage services that the Adviser and its affiliates may provide from time to time to one or more accounts managed by the Investment Managers or their affiliates, or to the Fund. Unless otherwise required by law or regulation, the Adviser and its affiliates are not under any obligation to rebate or waive compensation received in connection with the foregoing agreements or arrangements. These relationships, however, could preclude the Fund from engaging in certain transactions and could constrain the Fund’s investment flexibility.

UBS or its affiliates may lend to issuers whose securities are owned by the Fund or by the Investment Funds, or to affiliates of those issuers, or may receive guarantees from the issuers of those securities. In making and administering such loans, UBS or its affiliates may take actions, including restructuring a loan, foreclosing on the loan, requiring additional collateral from an issuer, charging significant fees and interest to the issuer, placing the issuer in bankruptcy or demanding payment on a loan guarantee, that may be contrary to the interests of the Fund. If that happens, the security issued by the borrower or the guarantor or the affiliate that is owned by the Fund or the Investment Funds may lose some or all of its value.

Tax Risks

Special tax risks are associated with an investment in the Fund. The Fund has elected to be treated, and intends to comply annually with the requirements necessary to qualify, as a RIC under Subchapter M of the Code. As such, the Fund must satisfy, among other requirements, certain ongoing asset diversification, source-of-income and annual distribution requirements. See “Taxes—Taxation of the Fund.”

Each of the aforementioned ongoing requirements for qualification of the Fund as a RIC requires that the Adviser obtain information from or about the Investment Funds in which the Fund is invested. However, Investment Funds generally are not obligated to disclose the contents of their portfolios. This lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the diversification of its assets, and otherwise comply with Subchapter M of the Code, and ultimately may limit the universe of Investment Funds in which the Fund can invest or the amount that may be invested in certain Investment Funds. Furthermore, although the Fund expects to receive information from each Investment Manager regarding its investment performance on a regular basis, in most cases there is little or no means of independently verifying this information.

If, before the end of any quarter of its taxable year, the Fund believes that it may fail the asset diversification requirement of RIC qualification, the Fund may seek to take certain actions to avert such a failure. The Fund may try to acquire additional interests in Investment Funds to bring the Fund into compliance with the asset diversification test. However, the action frequently taken by RICs to avert such a failure, the disposition of non-diversified assets, may be difficult for the Fund to pursue because of the limited liquidity of the interests in the Investment Funds. While relevant tax provisions afford the Fund a 30-day period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified assets, the constraints on the Fund’s ability to effect a sale of, or redemption from, an Investment Fund may limit utilization of this cure period. In certain cases, the Fund may be afforded a longer cure period under applicable savings provisions. However, the Fund may be subject to a penalty tax in connection with its use of those savings provisions. If the Fund fails to satisfy the asset diversification or other RIC requirements, it may fail to qualify as a RIC under the Code. If the Fund fails to qualify as a RIC, the Fund would become subject to a corporate-level U.S. federal income tax (and any applicable U.S. state and local taxes) and distributions to shareholders generally would be treated as corporate dividends. See “Tax Aspects—Qualification as a Regulated Investment Company; Tax Treatment” in the Fund’s SAI. In addition, all distributions (including distributions of net capital gain) would be taxed to their recipients as dividend income to the extent of the Fund’s current and accumulated earnings and profits. Accordingly, disqualification as a RIC may have a material adverse effect on the value of the Fund’s Shares and the amount of the Fund’s distributions. The Fund is required each December to make certain “excise tax” calculations based on income and gain information that must be obtained from the Investment Funds. See “Taxes—Taxation of the Fund.” If the Fund does not receive sufficient information from the Investment Funds, the Fund risks failing to satisfy the Subchapter M qualification tests and/or incurring an excise tax on undistributed income. The Fund may, however, attempt to avoid such outcomes by paying a distribution that is or is considered to be in excess of the Fund’s current and accumulated earnings and profits for the relevant period (i.e., a return of capital). See “Taxes—Distributions to Shareholders” for more information regarding the treatment of returns of capital.

In addition, the Fund may invest a substantial portion of its assets in non-U.S. Investment Funds that are classified as “passive foreign investment companies” (each, a “PFIC”) for U.S. federal income tax purposes. As described below at “Taxes—Nature of the Fund’s Investments—Investments in Passive Foreign Investment Companies,” the Fund intends to make a mark-to-market election with respect to certain of its non-U.S. Investment Funds that are PFICs, with the result that a substantial portion of the Fund’s income and gains may be ordinary in nature (and not eligible for distribution to shareholders as capital gain dividends or as “qualified dividend income”). Any non-U.S. Investment Funds and other non-U.S. entities in or through which the Fund invests may be subject to non-U.S. withholding and other taxes. In general, a U.S. person will not be able to claim a foreign tax credit or deduction for foreign taxes paid by the Fund. Further, adverse U.S. tax consequences can be associated with certain foreign investments, including potential U.S. withholding on foreign investment entities with respect to their U.S. investments (including those described in the SAI under the caption “Tax Aspects—Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (“FATCA”)”).

Distributions to Shareholders and Payment of Tax Liability

The Fund will distribute at least 90% of its investment income and net short-term capital gains to shareholders each year. See “Taxes.” Shareholders will be required each year to pay applicable U.S. federal, state and local income taxes on their respective share of such distributions. Shareholders who reinvest their distributions will nonetheless be obligated to pay these taxes, as if such amounts had not been reinvested, from sources other than Fund distributions.

Cybersecurity Risk

The Fund and its service providers, as well as the Investment Funds and their service providers, are susceptible to operational and information security and related risks of cybersecurity incidents. In general, cyber-incidents can result from deliberate attacks or unintentional events. Cybersecurity attacks include, but are not limited to, gaining unauthorized access to digital systems (e.g., through “hacking” or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data or causing operational disruption. Cyber-attacks also may be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make services unavailable to intended users). Cybersecurity incidents affecting the Adviser, Distributor, Fund Administrator, The Bank of New York Mellon or other service providers have the ability to cause: (i) disruptions and impact business operations, potentially resulting in financial losses; (ii) interference with the Fund’s ability to calculate its net asset value; (iii) impediments to the Fund’s trading activities; (iv) the inability of investors to transact business with the Fund; (v) violations of applicable privacy, data security or other laws; (vi) regulatory fines and penalties; (vii) reputational damage; (viii) reimbursement or other compensation or remediation costs; (ix) legal fees; or (x) additional compliance costs. Similar adverse consequences could result from cybersecurity incidents affecting underlying Investment Funds, counterparties with which the Fund engages in transactions, governmental and other regulatory authorities, exchange and other financial market operators, banks, brokers, dealers, insurance companies and other financial institutions and other parties. While information risk management systems and business continuity plans have been developed that are designed to reduce the risks associated with cybersecurity, there are inherent limitations in any cybersecurity risk management system or business continuity plan, including the possibility that certain risks have not been identified.

USE OF PROCEEDS

The Fund invests the net proceeds from the sale of Shares, net of cash retained for operational needs to pay Fund expenses and amounts to be payable to withdrawing shareholders, in accordance with the Fund’s investment objective and policies and principal strategies as soon as practicable, assuming normal market conditions and the availability of suitable investments. Pending the investment of the proceeds of the offering in Investment Funds pursuant to the Fund’s investment objective and principal strategies, the Fund may invest a portion of the proceeds of the offering that is not invested in Investment Funds, which may be a substantial portion of the proceeds, in short-term, high quality debt securities, money market instruments or money market funds. The Fund may be prevented from achieving its objective during any time in which the Fund’s assets are not substantially invested in accordance with its principal investment strategies. The Fund paid offering expenses of approximately $96,600 from the proceeds of the offering.

INVESTMENT PROGRAM

Investment Objective and Policies

The Fund’s investment objective is to seek to consistently realize risk adjusted appreciation principally through the allocation of assets among a select group of Investment Managers and the Investment Funds that they operate. The Fund is commonly referred to as a “fund of funds.” It is a multi-strategy fund that seeks to achieve its investment objective primarily through the identification, selection and monitoring of the Investment Managers and Investment Funds that the Adviser believes will produce attractive returns over time. By diversifying the approach by which the Fund’s assets are invested, the Fund seeks to achieve performance results that are less volatile in both rising and falling markets than investments made in accordance with a single approach. The Fund’s portfolio may be highly leveraged and the volatility of the price of its Shares may be significant. Additional information about the types of investments that are expected to be made by the Investment Managers and the Fund is provided below and in the Fund’s SAI. The Fund’s investment objective is a fundamental policy and may not be changed without the approval of shareholders. Except as otherwise indicated, the Fund’s investment policies, strategies and restrictions are not fundamental and may be changed without a vote of the shareholders. See “Additional Investment Policies—Fundamental Policies” in the Fund’s SAI.

Investment Funds are generally unregistered investment vehicles, such as hedge funds, that have investors other than the Fund, but they may also include registered investment companies. The Fund currently intends to invest its assets primarily in Investment Funds. The Fund has been designed to afford the Adviser flexibility to deploy assets in investment strategies it deems appropriate under prevailing economic and market conditions. Accordingly, at any given time, the Fund may not invest in all of the enumerated investment strategies described in this Prospectus, and the Fund’s allocation to these strategies is not fixed and will not likely be equally-weighted. The Adviser may add different investment strategies at its discretion.

Unregistered investment funds typically provide greater flexibility than traditional investment funds (e.g., registered investment companies) over the types of securities and other financial instruments that may be owned, the types of trading strategies employed, the amount of leverage that can be used and the diversity or concentration of securities within their portfolios. Each Investment Manager may use various investment techniques for hedging and non-hedging purposes. Investment Managers may sell securities short in an effort to profit from anticipated declines in prices of securities and to seek to limit exposure to a possible market decline. Investment Managers also may purchase and sell options and futures contracts and engage in other derivative transactions and, from time to time, may maintain significant cash positions. The use of these techniques may be an integral part of their investment programs and involves certain risks to the Fund. Each Investment Manager may use leverage and may invest in illiquid and restricted securities, which also entail risk. See “Risk Factors.”

The Adviser seeks to construct a portfolio consisting of a wide variety of Investment Funds and Investment Managers that has a low correlation to traditional benchmarks and demonstrates a balance of strategies, markets, risks and types of money managers. The Adviser may select Investment Funds and Investment Managers that themselves employ hedged strategies. To offset any long bias from certain Investment Funds and Investment Managers, the Adviser may also select Investment Managers and Investment Funds that may use hedging strategies that sell short. The Adviser will monitor correlations between Investment Managers and assess how these correlations may change in various market scenarios, especially in a stress environment. The Adviser seeks to use a variety of Investment Managers that trade in diverse markets, utilize different trading strategies, construct varying types of portfolios and utilize leverage in a manner that is consistent with the risks embedded in their respective trading philosophies. In some instances, although not expected to be a frequent occurrence or to constitute a significant portion of the Fund’s portfolio, an Investment Manager may pursue its investment strategy by structuring an Investment Fund with a highly concentrated portfolio, perhaps consisting of just a single security.

The Fund considers allocating assets to Investment Managers and to both listed and unlisted Investment Funds operating in all global markets. Underlying equity securities chosen by the Investment Managers and Investment Funds may be listed or unlisted and underlying debt securities may be rated or unrated. The Adviser expects to reallocate the Fund’s assets in response to changes in market values and Investment Manager performance. The Adviser aims to maintain a portfolio of investments that includes a variety of strategies, markets and types of Investment Managers. The Fund may also invest excess cash balances in short-term investments deemed appropriate by the Adviser.

In general, the Fund limits to less than 25% of its assets its investment in any one Investment Fund. The Fund either will hold non-voting securities of an Investment Fund or will limit its investment in any Investment Fund to less than 5% of the Investment Fund’s voting securities. The Fund may invest substantially all of its assets in non-voting securities of Investment Funds. The Fund would purchase non-voting securities to avoid being an “affiliate” of an Investment Fund within the meaning of the Investment Company Act. Nonetheless, the Fund may be considered, under certain circumstances, to be an affiliate of the Investment Fund. As such, the Fund might be subject to limitations imposed by the Investment Company Act on purchasing more interests in, or redeeming its interests from, the Investment Fund.

No assurance can be given that the Fund will achieve its investment objective.

Selection of Investment Managers

The Adviser is not bound by any fixed criteria in allocating assets to Investment Funds, and Investment Managers have broad flexibility to take long or short positions in accordance with the market environment, employ leverage and use derivatives. Accordingly, the Adviser may consider investment in Investment Funds that pursue a wide range of investment or other market strategies, including strategies not described herein, to the extent that the Adviser deems appropriate.

The Adviser selects Investment Managers based on a number of factors including, but not limited to, portfolio management experience, strategy style and historical performance. The Adviser follows certain general guidelines, described below, when reviewing and selecting Investment Managers. While the Adviser attempts to apply such guidelines consistently, the guidelines involve the application of subjective and qualitative criteria and, therefore, the selection of the Investment Managers is a fundamentally subjective process. The use of the selection guidelines may be modified at the discretion of the Adviser.

The Adviser currently uses the following selection guidelines:

Filtering Investment Manager Candidates. The Adviser uses a variety of information sources to identify prospective investments, including but not limited to, databases, prime brokers, proprietary UBS resources and other industry contacts. These sources should help narrow down the investable universe to less than 500 Investment Funds. The goal of the filtering process is to identify a group of high quality Investment Managers for further review by the Adviser.

Interviews and Selection of Investment Managers. The Adviser generally conducts a number of onsite and offsite interviews and substantial other due diligence of an Investment Manager prior to making an investment. The goal of the due diligence process is to evaluate: (i) the background of the Investment Manager’s firm and its managers; (ii) the infrastructure of the Investment Manager’s research, trading and operations; (iii) the Investment Manager’s strategy and method of execution; (iv) the Investment Manager’s risk control and portfolio management; and (v) the differentiating factors that give the Investment Manager’s Investment Fund an investment edge.

By combining historical quantitative analysis with a sound knowledge of these key qualitative attributes, the Adviser attempts to forecast the Investment Managers’ potential for generating sustainable, positive, risk-adjusted returns under a wide variety of market conditions. This investment analysis approach is an important step in building a portfolio that meets the risk/return objectives set forth by the Adviser. The Adviser believes it is uniquely qualified to perform this analysis given the depth and breadth of its staff’s experience in proprietary trading, risk monitoring and asset management.

Monitoring Investment Managers and Reallocation.  The Adviser is responsible for the day-to-day management of the Fund’s allocations and investments, and undertakes transactions on behalf of the Fund within the parameters set forth herein. Once an asset manager is selected as an Investment Manager, the Adviser will continue to review the investment process and performance of the Investment Manager. The Adviser monitors Investment Managers through a combination of weekly and/or monthly net asset value updates, portfolio reports and periodic phone calls and visits. When appropriate, the Adviser will utilize its proprietary software to analyze the risk of the Fund’s underlying investments. The Adviser also relies on its experience to make qualitative assessments about the current risk conditions that each Investment Manager and the Fund overall may face.

The performance of each Investment Manager managing assets for the Fund typically is compared with the performance of other managers that utilize the same strategy (and that may or may not be currently managing assets for the Fund) and against an overall benchmark index of a strategy similar to the one utilized by the Investment Manager. The reasons for reducing or withdrawing entirely the capital allocated to an Investment Fund may include, without limitation: (i) the identification by the Adviser of a preferable alternative for investing the capital; (ii) a change in the Investment Manager’s strategy or personnel; (iii) a significant change in the amount of assets under the Investment Manager’s management; (iv) a decline in performance relative to the performance of other asset managers using the same investment strategy; (v) the development of a conflict of interest or legal issue restricting the scope of a relationship with the Fund or the Adviser; (vi) a decline in the potential for gains on investment in the Investment Manager’s market niche; (vii) a failure of the Investment Manager to meet expectations of or adhere to restrictions on activities established by the Adviser; (viii) the relative gains or losses in the accounts of different Investment Managers that cause the Fund’s allocations among the Investment Funds to become disproportionate or unbalanced with respect to the Adviser’s asset allocation models or strategies; (ix) the Fund’s need for liquidity; or (x) any other reason or determination reached by the Adviser in its sole discretion.

Because the Adviser expects to regularly review new investment opportunities, capital withdrawn from the management of one Investment Manager generally is expected to be reallocated to another Investment Manager within a short period of time.

Investment Strategies of Investment Managers

Investment Managers may employ various investment strategies, which can involve all types of fixed-income, equity security, currency, loan, contract or derivative thereof, including, without limitation, notes, bonds, bank obligations, trade claims, swaps, including credit default swaps, and other notional principal contracts, common or preferred stock, equity indices, money market funds, exchange-traded funds (ETFs) and other investment funds, contracts based on indices, contracts that transfer risk, such as total return swaps, futures, options and forward contracts, which may be held for investment or hedging purposes. Although it is anticipated that the investment strategies described below will represent the primary strategies of the Investment Managers, the Fund has been designed to afford the Adviser flexibility to deploy assets in investment strategies it deems appropriate under prevailing economic and market conditions. The Fund is not limited in the types of Investment Managers that it may select or the types of investment activities in which they may engage. Accordingly, the Fund may not invest in all or certain of the following strategies, and the Fund may consider investment in Investment Funds that pursue a wide range of other investment or market strategies, including activities not described herein, to the extent that the Investment Manager deems appropriate. Investment Managers may also blend elements of one or more of these strategies to implement their investment approach. Additionally, the Fund’s allocation to these strategies is not fixed and will likely not be equally weighted. There will be no limitation on the amount of leverage that may be employed by Investment Managers.

The following descriptions are summaries only and do not purport to be complete. Investments according to the strategies identified below present significant risks. (See “Risk Factors.”)

Equity Hedged. This strategy involves taking simultaneous long and short positions in certain equity securities in an attempt to profit from directional movements in the securities. Investment Managers use fundamental analysis to invest in publicly-traded equities and seek to generate alpha through superior security selection. Through fundamental analysis, Investment Managers evaluate factors that may affect a security’s value, such as macroeconomic trends, industry specific metrics and other qualitative and quantitative factors. This strategy need not create a portfolio that emphasizes purchases of either long or short securities, although in practice such portfolios frequently emphasize long positions. From time to time, Investment Managers also may use derivative instruments to counter-balance perceived market risks to an equity portfolio. Investment Managers in equity hedge strategies often focus on a particular geographic region, industry sector, market capitalization or investment style to achieve their goal of capital appreciation through individual stock selection.

Relative Value. Relative value strategies involve the simultaneous purchase and sale of similar securities to exploit pricing differentials and other opportunities in various asset classes, geographies and time horizons. Several distinct relative value strategies are: fixed-income arbitrage; convertible arbitrage; and mortgage- and asset-backed securities.

Fixed-income arbitrage strategies. This strategy involves attempting to profit from price anomalies between related interest rate and currency instruments. The goal of most fixed-income arbitrageurs is to deliver steady returns with low volatility. Some Investment Managers focus only on U.S. markets while others focus in whole or in part on global capital markets. Investment Managers may focus on complex securities to attempt to benefit from anticipated changes in the relative difference in their yields and other characteristics. Since directional risk is mitigated by running hedged spreads (i.e., long and short paired positions), leverage can be applied more liberally. Investment Managers following a fixed-income arbitrage strategy typically will use leverage in the range of four- to 100-times net asset value, depending on the similarity of the two financial instruments comprising each paired position. Fixed-income arbitrage can include, among others, trading in U.S. and non-U.S. government securities, corporate securities, investment company securities, mortgage-backed and asset-backed securities, futures and options, interest rate caps, interest rate swaps and various other financial instruments and investments.

Convertible arbitrage strategies. This strategy involves investing in the convertible securities of companies Investment Managers perceive to be undervalued from a fundamental or volatility perspective.

The strategy consists simultaneously of the purchase (or short sale) of a convertible security coupled with the short sale (or purchase) of the underlying security for which the convertible can be exchanged to exploit price differentials. Convertible bonds, convertible preferred stock and mandatory convertibles are a few of the equity-like instruments traded in this strategy. The convertible bond is a hybrid product that combines the coupon of a debt instrument with a fixed conversion rate that acts as a call option. Convertible bonds offer a static return that is equal to the sum of the coupon (usually in the range from 2% to 6%) and the gains from a short stock rebate, less any dividend payments or borrowing costs. In addition, the overall return may be augmented by a volatility trading return. As the underlying security fluctuates in price, hedges are adjusted to profit from the price movement. Investment Managers typically engage in two types of strategies: (i) buying low premium convertible instruments with values close to par when compared to those of the underlying stocks, which yield mostly a static return with low credit risk; and (ii) buying high premium convertible instruments with larger spreads between their value and the value of the underlying stocks due to relevant uncertain bankruptcy or other corporate events and where the volatility-based returns can be higher due to increased bankruptcy risk. The latter strategy is more heavily reliant on accurate credit analysis, and is more vulnerable to shifts in interest rates. Another segment of convertible bond arbitrage involves the private placement of convertible instruments with companies seeking to raise cash quickly. This use of convertible bonds is a less liquid, but potentially profitable, extension of the convertible arbitrage strategy.

Mortgage- and asset-backed securities. This strategy involves investing in securities that represent an interest in a pool of mortgages (“MBS”), typically non-agency residential and commercial MBS, and in a pool of other asset-backed securities (“ABS”) such as auto loans, home equity loans, credit card receivables, student loans, manufactured housing, aircraft leases and a variety of other cash-flow producing assets. The investment characteristics of MBS and ABS differ from traditional debt securities. Interest and principal payments are made more frequently, usually monthly, than is the case with traditional debt securities, and principal generally may be prepaid at any time because the underlying mortgage loans or other assets themselves generally may be prepaid at any time.

Merger Arbitrage/Event-Driven. This strategy attempts to capture the price spread between current market prices and the value of financial instruments upon successful completion of mergers, acquisitions or other special situations, such as restructurings, liquidations or spin-offs, which alter a company’s financial structure or operating strategy. In cash transactions this spread is straightforward, but in stock-for-stock transactions, the spread is created by shorting an appropriate ratio of the acquiring company’s stock. The width of the spreads reflects the market’s willingness to take on transaction risk. Transactions that have a perceived high probability of not being consummated will tend to trade with a much wider spread than straightforward synergistic mergers. Legal, tax and regulatory issues can always add to the risk that the deal will not be consummated. Most Investment Managers will attempt to control risk by limiting position size, diversifying their positions and conducting thorough due diligence, and hedging techniques frequently are employed to protect the portfolio from deals that fail to materialize. This strategy is usually linked with other “risk arbitrage” strategies, such as capital structure arbitrage and spin-offs, as the research process is often linked. Additionally, Investment Managers may take an “activist” approach to such strategies, seeking to create a catalyst for stock price movement. Activist strategies are broadly defined as either operational or financial, depending on the intention and expertise of the Investment Manager. An Investment Manager’s implementation of this strategy varies from friendly, behind the scenes approaches to hostile, public battles with management teams and corporate boards.

Credit. Credit-based trading strategies typically focus on credit-sensitive securities, long and/or short, and generally seek to take advantage of trading opportunities due to perceived inefficiencies in the pricing of financial instruments or markets. Generally these types of investments are based on a “bottom-up” approach that uses fundamental analysis and its outlook on certain catalysts, including, without limitation, earnings, liquidity, debt maturities and ratings changes. Investment Managers may also rely on technical analysis focused on index rebalancing, ratings changes and excess supply to select investments. To hedge against potential imbalances in the supply and demand of debt securities or credit instruments, possible market disruptions and other macro events affecting the global market (e.g., recession), and issuer-specific risk, Investment Managers may seek protection through short exposure in major credit indices and equity indices.

Distressed Assets. This strategy primarily involves investing in the securities of companies that are in the midst of financial restructuring, balance sheet re-capitalization or are trading at stressed or distressed prices in anticipation of such an event. These Investment Managers are expected to concentrate their investments in the debt of companies where the Investment Managers believe the price of a security or asset has declined to the point that underlying asset values limit downside risk and there is meaningful upside potential. This strategy also includes investing in high-yield securities, including “junk bonds.” Opportunities in this strategy are closely linked to the level of defaults and credit spreads and, therefore, the business cycle in general. Profits are expected from the market’s lack of understanding of the intrinsic value of the discounted securities and because many institutional investors cannot own below-investment grade securities, such as “junk bonds.”

Trading. Trading strategies generally are more top-down in nature and are often driven by views derived from monetary policy, fiscal dynamics and macroeconomic research. These strategies typically utilize financial instruments, such as foreign exchange, equities, interest rates, sovereign debt, currencies and commodities to express an Investment Manager’s view. In executing different approaches and attempting to identify opportunities that may exist within the markets, Investment Managers may use either fundamental or quantitative models or a combination of both. Examples include global macro strategies, discretionary strategies, systematic strategies and emerging markets strategies.

Global macro strategies. These strategies have broad mandates and involve trading in all asset classes around the world, including, but not limited to, fixed-income, equity, foreign exchange, commodities and emerging markets. Investment Managers generally will focus on underlying macro-economic fundamentals (e.g., monetary policy shifts, fiscal policy shifts, political shifts, gross domestic product growth, deficit trends, inflation, trade imbalances, interest rate trends, commodity price trends, global investor sentiment and inter-country government relations) in developing their investment theses, although technical data or money flows also may be considered. Investment Managers will establish opportunistic long or short market positions in an attempt to profit from anticipated market moves. Investments using these strategies may be either long or short, and may employ significant leverage.

Discretionary strategies. This strategy involves constructing long and short market positions around fundamental macro-economic or technical views. Investment Managers employ this strategy seek to benefit by capturing market moves throughout a broad universe of investment opportunities, including financial markets, such as global equity, currency, and fixed-income markets, as well as non-financial markets, such as energy, agricultural and metals. While similar to a global macro strategy, the primary distinction is that discretionary strategies tend to be more focused on one or two subsets of global capital markets. For example, many discretionary traders trade foreign exchange and bonds in the Group of Ten (G10) markets. A smaller subset of investors in this category focuses on less efficient markets, such as base metals, where they believe that it is possible to maintain an information edge over the market. Discretionary traders tend to make significant use of derivatives and leverage.

Systematic strategies. This trading strategy generally involves the trading of listed financial and commodity futures and interbank currency markets around the world. Systematic traders tend to utilize sophisticated technical models to analyze price and market data to identify trading opportunities and trends across a broad range of markets. Derivative instruments may be used by systematic Investment Managers to leverage their Investment Funds.

Emerging markets strategies. This strategy involves investments in securities and instruments from less developed financial markets of the world that are, nevertheless, believed to be rapidly growing. Investment Managers must possess a strong understanding of the macro-economic environment to be successful over the long term. The liquidity and market capitalization of emerging markets is very limited. As a result, financial instruments in these markets tend to be correlated to each other. Short-term capital flows can be volatile and can cause emerging markets to move up together and, when flows reverse, to fall in unison. Governments in some emerging markets have manipulated markets to squeeze out short sellers, and have periodically imposed structural impediments to short selling. This can often make short selling difficult for Investment Managers who want to control downside risk in adverse market environments. As a consequence, most emerging market managers tend to have a long bias to equities. Investment Funds in the emerging markets trading category tend to make significant use of derivatives and leverage.

The Fund’s investment program is speculative and entails substantial risks. There can be no assurance that the Fund’s or the Investment Funds’ investment objectives will be achieved or that their investment strategies will be successful. In particular, an Investment Manager’s use of leverage, short sales and derivative transactions, its sector or geographic focus, its limited diversification and the limited liquidity of some of its portfolio securities, in certain circumstances, can result in or contribute to significant losses to the Fund. Shareholders should consider the Fund as a supplement to an overall investment program and should invest only if they are willing to undertake the risks involved. Shareholders could lose some or all of their investment.

MANAGEMENT OF THE FUND

General

The Fund’s Board provides broad oversight over the affairs of the Fund.

The Adviser serves as the Fund’s investment adviser, subject to the ultimate supervision of and subject to any policies established by the Board, pursuant to the terms of the Investment Advisory Agreement. Pursuant to the Investment Advisory Agreement, the Adviser is responsible, subject to the supervision of the Board, for formulating a continuing investment program for the Fund. A discussion of the basis for the Board’s most recent approval of the Investment Advisory Agreement is available in the Fund’s most recent semi-annual report to shareholders.

The Adviser is an indirect, wholly-owned subsidiary of UBS. The offices of the Adviser are located at 600 Washington Boulevard, Stamford, Connecticut 06901. The Adviser is registered as an investment adviser under the Advisers Act. The Adviser provides investment advisory services to registered funds, private investment funds, including funds-of-funds, individual managed accounts and other accounts. The Adviser had total assets under management of $46.4 billion as of June 1, 2023.

Adviser and Advisory Fee

The Adviser provides investment advisory services to the Fund pursuant to the Investment Advisory Agreement. The Adviser also provides certain administrative services to the Fund, including: providing office space, handling of shareholder inquiries regarding the Fund, providing shareholders with information concerning their investment in the Fund, coordinating and organizing meetings of the Fund’s Board and providing other support services. In consideration for all such services, the Fund pays the

Adviser a fee, computed and payable monthly, at an annual rate of 1.50% of the Fund’s adjusted net assets determined as of the last day of each month under the Investment Advisory Agreement. Adjusted net assets as of any month-end date means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund other than Incentive Fee accruals, if any, as of such date, and calculated before giving effect to any repurchase of Shares on such date.

The Advisory Fee is computed as of the start of business on the last business day of the period to which each Advisory Fee relates, after adjustment for any Share purchases effective on such date, and will be payable in arrears.

Incentive Fee

In addition to the Advisory Fee paid to the Adviser, the Adviser is paid an Incentive Fee, on a quarterly basis, at an annual rate of 5% of the Fund’s net profits, if any. For the purposes of calculating the Incentive Fee for any fiscal quarter, net profits will be determined by taking into account net realized gain or loss (including realized gain that has been distributed to shareholders during a fiscal quarter and net of Fund expenses, including the Advisory Fee) and the net change in unrealized appreciation or depreciation of securities positions, as well as dividends, interest and other income. No Incentive Fee will be payable for any period unless losses and depreciation from prior periods have been recovered by the Fund. This is sometimes known as a “high water mark” calculation. The Adviser is under no obligation to repay any Incentive Fees previously paid by the Fund. Thus, the payment of the Incentive Fee for a period will not be reversed by the subsequent decline of the Fund’s assets in any subsequent period.

The Fund accrues the Incentive Fee monthly based on the Fund’s investment performance. The Fund’s net asset value is reduced or increased to reflect these calculations. Accordingly, the repurchase price received by a shareholder whose shares are repurchased in a repurchase offer will be based on a share valuation that will reflect an Incentive Fee accrual if the Fund has experienced positive performance through the date of repurchase. No adjustment to a repurchase price will be made after it has been determined. However, for shareholders whose shares are not repurchased on an intra-quarter repurchase date, the Incentive Fee accrual may subsequently be reversed if the Fund’s performance declines within the quarter.

Incentive Fees payable, or portions thereof, are determined as of, and are promptly paid after, the last day of each fiscal quarter.

If the Fund is in a net loss situation, there will be no accrual of Incentive Fees, and no Incentive Fees will be payable. If this situation arises, the Fund will keep track of its “cumulative loss” on a monthly basis. Each time Shares are repurchased in a repurchase offer, and each time the Fund pays a dividend or a distribution, the Fund will adjust the amount of any cumulative loss downward in proportion to the reduction in the Fund’s assets paid in respect of such repurchase or paid in respect of such dividend or distribution, so that the repurchase of Shares or payment of a dividend or distribution has the effect of reducing the amount of cumulative loss. However, if after a loss is incurred by the Fund, there are additional sales of Shares (including Shares issued as a result of the reinvestment of dividends and distributions), the number of outstanding Shares will increase and the per Share amount (but not the dollar amount) of cumulative loss will be reduced. As a result, the benefit you receive from a cumulative loss (if any) will be diluted, and you will bear a higher percentage Incentive Fee. See “Risk Factors—Incentive Fee.”

The calculation of the Incentive Fee involves complex accounting concepts. The Fund encourages you to consult with your financial advisor regarding this calculation.

Very few investment advisers to registered investment companies receive performance-based compensation similar to the Incentive Fee to which the Adviser is entitled, and the overall amount payable by the Fund and its shareholders, consisting of the Advisory Fee and the Incentive Fee, is higher than those paid by most other registered investment companies.

Portfolio Management

The Fund is managed by Edoardo Rulli (the “Portfolio Manager”), who is primarily responsible for the selection of the Fund’s investments, the allocation of the Fund’s assets among the Investment Managers and the general day-to-day management of the Fund. Mr. Rulli has served as a Portfolio Manager of the Fund since March 1, 2023. Since re-joining UBS in 2016, Mr. Rulli has been a core member of the Adviser’s Management and Senior Investment Forums. Prior to 2016, Mr. Rulli was a Partner and Head of Research at Falcon Money Management where he joined as partner in 2009. From 2008 to 2009, he was a Director at UBS Alternative and Quantitative Investments LLC, the predecessor unit of the Adviser. From 2004 to 2008, Mr. Rulli served as a senior analyst at Tremont Capital Management in London, a multi-billion fund of funds. He started his career as an analyst in 2001 at Rasini & C researching European and Asian hedge funds. Mr. Rulli received his bachelor’s degree from Bocconi University in Milan, Italy.

The SAI provides additional information about the Portfolio Manager’s compensation, other accounts managed by the Portfolio Manager and the Portfolio Manager’s investments in the Fund, if any.

Other Expenses of the Fund

The Fund bears all expenses incurred in the business of the Fund other than those specifically required to be borne by the Adviser and other service providers pursuant to their agreements with the Fund. Expenses to be borne by the Fund include:

•	all costs and expenses related to portfolio transactions and positions for the Fund’s account, including, but not limited to, brokerage commissions, research fees, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold short but not yet purchased, custodial fees, shareholder servicing fees, margin fees, transfer taxes and premiums, taxes withheld on foreign dividends and other foreign source income and the Fund’s proportional share of expenses as an investor in Investment Funds;

•	all costs and expenses associated with the operation and registration of the Fund, offering costs and expenses and the costs of compliance with any applicable federal or state laws;

•	the costs and expenses of holding any meetings of the Board or shareholders that are regularly scheduled, permitted or required to be held under the terms of the Trust Agreement, the Investment Company Act or other applicable law;

•	fees and disbursements of any attorneys, accountants, auditors and other consultants and professionals engaged on behalf of the Fund;

•	the costs of a fidelity bond and any liability or other insurance obtained on behalf of the Fund, the Adviser or the Board;

•	all costs and expenses associated with the selection of Investment Managers and Investment Funds, including due diligence and travel-related expenses;

•	all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to shareholders;

•	all expenses of computing the Fund’s net asset value, including any equipment or services obtained for the purpose of valuing the Fund’s investment portfolio, including appraisal and valuation services provided by third parties;

•	all charges for equipment or services used for communications between the Fund and any custodian, or other agent engaged by the Fund;

•	the fees of the Fund Administrator and of custodians and other persons providing administrative services to the Fund;

•	all taxes (and related charges) to which the Fund may be subject, directly or indirectly, in the U.S., any state thereof, or any other U.S. or non-U.S. jurisdictions; and

•	such other types of expenses as may be approved from time to time by the Board.

The Fund will reimburse the Adviser for any of the above expenses that it pays on behalf of the Fund. If the Adviser incurs costs or expenses on behalf of the Fund and Adviser Clients, such shared costs and expenses will be paid by the Fund and such Adviser Clients on whose behalf such costs and expenses were incurred. It is the current policy of the Adviser to seek to allocate such shared costs and expenses among the Fund and such Adviser Clients based on their relative assets under management or such other basis as the Adviser deems in its reasonable determination to be fair and equitable. See “Risk Factors—Conflicts of Interest.”

The Investment Funds bear all expenses incurred in the business of the Investment Funds, which generally are similar to those expenses incurred by the Fund in the business of the Fund. The Fund, as an investor in the Investment Funds, bears its pro rata share of the expenses of the Investment Funds. The Investment Managers generally charge an asset-based fee to and receive incentive allocations from the Investment Funds, which effectively reduce total distributions from the Investment Funds to the Fund.

Fund Administrator, Custodian, Transfer Agent and Dividend Disbursing Agent

BNY Mellon Investment Servicing (US) Inc., as the Fund Administrator, performs certain administration, accounting and shareholder services for the Fund and other funds sponsored or advised by UBS or its affiliates, including the Adviser. In consideration for these services, the Fund pays the Fund Administrator a portion of an annual fee based on the aggregate net assets of the Fund and the other funds, subject to a minimum annual fee. In addition, the Fund will reimburse the Fund Administrator for its reasonable out-of-pocket expenses. The Fund Administrator’s principal business address is 301 Bellevue Parkway, Wilmington, Delaware 19809.

The Bank of New York Mellon acts as custodian of the Fund’s assets, and transfer agent and dividend disbursing agent with respect to the Shares. Its principal business address is 225 Liberty Street, New York, New York 10286.

SHAREHOLDER QUALIFICATIONS

Shares in the Fund are sold only to shareholders that are “qualified clients,” as that term is defined in Rule 205-3 under the Advisers Act (“Qualified Investors”). A “qualified client” means: (i) a natural person or company (other than an investment company) that has a net worth (together, in the case of a natural person, with assets held jointly with a spouse) of more than $2.2 million (excluding the value of the prospective investor’s primary residence); (ii) a natural person or company (other than an investment company) that has at least $1.1 million under the management of the Adviser or its affiliates; (iii) a natural person or company (other than an investment company) that meets the standard of a “qualified purchaser” in the Investment Company Act and the rules thereunder; and (iv) certain knowledgeable employees who participate in the Adviser’s investment activities. All of these persons are referred to in this Prospectus as “Qualified Investors.” You must complete and sign an Investor Certificate before you may invest. If your Investor Certificate is not received and accepted by the Distributor by the applicable Closing Date, your order will not be accepted. Other similar arrangements may be permitted by the Distributor instead of the Investor Certificate. The form of Investor Certificate is included as Appendix A to this Prospectus. The Fund is not obligated to sell to brokers or dealers any Shares that have not been placed with Qualified Investors. The Fund, in its discretion, may suspend applications for Shares at any time.

By acquiring Shares of the Fund, an investor acknowledges and agrees that: (i) any information provided by the Fund, the Adviser or any affiliates thereof (including information set forth in this Prospectus and in the SAI) is not a recommendation to invest in the Fund, and that none of the Fund, the Adviser or any affiliates thereof is undertaking to provide any investment advice to the investor (impartial or otherwise), or to give advice to the investor in a fiduciary capacity in connection with an investment in the Fund and, accordingly, no part of any compensation received by the Adviser is for the provision of investment advice to the investor; and (ii) the Adviser has a financial interest in the investor’s investment in the Fund on account of the fees it expects to receive from the Fund as disclosed herein.

REDEMPTIONS, REPURCHASES OF shares AND TRANSFERS

No Right of Redemption or Transfer

No shareholder or other person holding Shares of the Fund has the right to require the Fund to redeem the Shares. No public market exists for Shares, and none is expected to develop. With very limited exceptions, Shares are not transferable and liquidity is provided only through limited repurchase offers, which will be made in the Board’s sole discretion. Consequently, shareholders will not be able to liquidate their investment other than as a result of repurchases of Shares by the Fund, as described below.

Tendering or transferring shareholders may be subject to an Incentive Fee, to the extent one would be owed, in respect of the amounts repurchased by the Fund or transferred, as the case may be.

Repurchases of Shares

The Fund from time to time may offer to repurchase Shares pursuant to written tenders by shareholders. While a shareholder may request that the Fund tender for its Shares in the Fund at any time, repurchases will be made only at such times and on such terms as may be determined by the Board, in its complete and exclusive discretion. In determining whether the Fund should repurchase Shares from shareholders pursuant to written tenders, the Fund’s Board will consider the recommendation of the Adviser. The Adviser expects that it will recommend to the Fund’s Board that the Fund offer to repurchase Shares on a quarterly basis. The Board also will consider the following factors, among others, in making such determination:

•	whether any shareholders have requested to tender Shares to the Fund;

•	the liquidity of the Fund’s assets;

•	the investment plans and working capital requirements of the Fund;

•	the relative economies of scale with respect to the size of the Fund;

•	the history of the Fund in repurchasing Shares;

•	the condition of the securities markets; and

•	the anticipated tax consequences of any proposed repurchases of Shares.

The Board will determine that the Fund repurchase Shares from shareholders pursuant to written tenders only on terms they determine to be fair to the Fund and to all shareholders or persons holding Shares acquired from shareholders, as applicable. When the Board determines that the Fund will repurchase Shares, notice will be prepared describing the terms of such repurchase, and containing information shareholders should consider in deciding whether and how to participate in such repurchase opportunity. Shareholders who are deciding whether to tender Shares during the period that a repurchase offer is open may ascertain an estimated net asset value of their Shares from their respective financial advisors.

If a repurchase offer is oversubscribed by shareholders who tender Shares, the Fund may: (i) increase the amount of Shares to be repurchased by up to 2% of the Fund’s outstanding Shares; (ii) extend the repurchase offer, if necessary, and increase the amount of Shares that the Fund is offering to repurchase; (iii) repurchase a pro rata portion of the Shares tendered; or (iv) take any other action permitted by applicable law.

Repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders of Shares from shareholders by the applicable repurchase offer deadline. Shares will be repurchased by the Fund after the Advisory Fee and any applicable Incentive Fee has been deducted from the Fund’s assets as of the end of the month in which the repurchase occurs (i.e., the Advisory Fee and accrued Incentive Fee for the fiscal quarter in which Shares are to be repurchased is deducted before effecting the repurchase).

The Fund may, at any time, repurchase involuntarily at net asset value Shares of a shareholder or any person acquiring Shares from or through a shareholder, in accordance with the Trust Agreement and Section 23 of the Investment Company Act, and any applicable rules thereunder. The repurchase price payable in respect of Shares repurchased involuntarily will be determined in the same manner as Shares repurchased pursuant to written tenders, as set forth below, except that the relevant “calculation date” (as defined below) will be the effective date of the applicable repurchase.

In light of liquidity constraints associated with the Fund’s investments in Investment Funds and the fact that the Fund may have to effect redemptions from Investment Funds in order to pay for Shares being repurchased, any repurchase offer will generally commence approximately 100 days prior to the last day of March, June, September and December each year (each of March 31, June 30, September 30 and December 31 is referred to as a “Tender Valuation Date”). Tenders will be revocable upon written notice to the Fund up to approximately 70 days prior to the applicable Tender Valuation Date (such deadline for revocation being the “Expiration Date”). If the Fund experiences a significant number of revocations, the Fund may have excess uninvested cash. If a repurchase offer is extended, the Expiration Date will be extended accordingly.

Repurchases of Shares by the Fund will be made in the form of promissory notes. Each tendering shareholder will receive a promissory note entitling the shareholder to receive the value of the shareholder’s Shares determined as of the Tender Valuation Date. Any promissory notes provided to shareholders in payment for tendered Shares will not be transferable. The delivery of such promissory notes will generally be made promptly (within five business days) after the Expiration Date. Payment of substantially all of the promissory notes will be made as promptly as practicable after the applicable Tender Valuation Date. The Fund will not impose any charges on repurchases of Shares in the Fund, although it may allocate to tendering shareholders withdrawal or similar charges imposed by Investment Funds if the Adviser determined to withdraw from the Investment Fund as a result of a tender and such a charge was imposed on the Fund.

If the Fund’s repurchase procedures must be revised in order to comply with regulatory requirements, the Board will adopt modified procedures reasonably designed to provide shareholders substantially the same liquidity for Shares as would be available under the procedures described above. The Fund may be subject to initial lock-up periods of certain Investment Funds beginning at the time of the Fund’s initial investment in an Investment Fund. During this period, the Fund will not be permitted to withdraw its investment or will only be able to do so with payment of a fee. In addition, some Investment Funds may, from time to time, suspend completely or restrict withdrawal rights for an indefinite period of time in response to market unrest or other adverse conditions. During such times, the Fund may not be able to liquidate its holdings in such Investment Funds to meet repurchase requests. As a result, the Fund is not able to guarantee liquidity to shareholders through repurchase offers. Furthermore, if the Fund seeks to liquidate its investment in an Investment Fund that maintains a “side pocket,” the Fund may not be able to fully liquidate its investment without delay and such delay could be substantial. Accordingly, the Fund may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in Investment Funds in a timely manner.

A shareholder tendering for repurchase less than all of its Shares must maintain an account balance of at least $50,000 after the repurchase is effected. If a shareholder tenders an amount that would cause the shareholder’s account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the shareholder so that the required minimum balance is maintained. The Fund may also repurchase all of the shareholder’s Shares in the Fund.

The Fund’s, and a Share’s, net asset value may change materially from the date a tender offer is mailed, to the close of the tender period and to the applicable Tender Valuation Date (such date, or any later valuation date if a tender offer is extended, being referred to as the “calculation date”), and it also may change materially shortly after a tender is completed. The repurchase price payable in respect of repurchased Shares will be equal to the net asset value of the shareholder’s tendered Shares as of the calculation date. Tendering shareholders have no right to receive any other price, and will not be paid any additional amounts, as a result of any adjustments to the Fund’s net asset value made in the course of the Fund’s or any Investment Fund’s year-end audit. Similarly, the Fund and, therefore, remaining shareholders will not be entitled to recover any overpayments that a year-end audit indicates may have been paid to tendering shareholders. Similar principles apply with respect to the net asset value used to determine the purchase price of new Shares of the Fund. The method by which the Fund calculates its net asset value is discussed below under the caption “Calculation of Net Asset Value” and additional risks are discussed under “Risk Factors—Shareholders Have Only Limited Liquidity.”

Under these procedures, shareholders will have to decide whether to tender their Shares for repurchase without the benefit of having (i) current information regarding the value of Shares as of a date proximate to the Tender Valuation Date and (ii) the completion of the Fund’s year-end audit and, as discussed above, any adjustments made in the course thereof. In addition, there will be a substantial period of time between the date as of which shareholders must tender Shares and the date they can expect to receive payment for their Shares from the Fund. However, promptly after the expiration of a repurchase offer, shareholders whose Shares are accepted for repurchase will be given non-interest-bearing, non-transferable promissory notes by the Fund representing the Fund’s obligation to pay for repurchased Shares. Payments for repurchased Shares may be delayed under circumstances where the Fund has determined to redeem its interests in Investment Funds to make such payments, but has experienced delays in receiving payments from the Investment Funds.

The Fund retains the option to pay all or a portion of the repurchase price for tendered Shares by distributing securities, including direct or indirect interests in Investment Funds, as well as other illiquid securities, to shareholders on a pro rata basis. The receipt by a shareholder of an in-kind distribution of a security carries the risk that the shareholder may not be able to dispose of the security for an indeterminate period of time and only with the consent of a third party, as well as the risk that the distributed security may be very difficult to value.

Consequences of Repurchase Offers

The Fund believes that repurchase offers generally will be beneficial to the Fund’s shareholders, and typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of Shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund obtains repurchase proceeds by selling Fund investments, the Fund will thereafter hold a larger proportion of its total assets in less liquid securities. Accordingly, non-tendering shareholders will own a proportionally greater amount of illiquid investments that may adversely affect their ability to tender their Shares for repurchase in subsequent tender offers, as well as the Fund’s ability to conduct future tender offers at all. Also, the sale of securities to fund repurchases could reduce the value of those securities, which in turn would reduce the Fund’s net asset value. In addition, the repurchase of Shares by the Fund may be a taxable event to tendering shareholders.

Repurchase of the Fund’s Shares will tend to reduce the amount of outstanding Shares and, depending on the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets will tend to increase the Fund’s expense ratio.

CALCULATION OF NET ASSET VALUE

The net asset value of the Fund is equal to its assets less its liabilities as of any date of determination. The net asset value of the Fund and the net asset value per Share generally are calculated by the Fund Administrator, in consultation with the Adviser, as of the end of each calendar month in accordance with the Trust Agreement, and the Valuation Procedures.

The Board has approved the Valuation Procedures, which memorialize the methods used for determining the value of the Fund’s investments in Investment Funds at fair value and the Board’s designation of the Adviser as the Valuation Designee. In accordance with these procedures, fair value as of each month-end ordinarily will be the value determined at such date for each Investment Fund in accordance with the Investment Fund’s valuation policies and reported at the time of the Fund’s valuation. As a general matter, the Fund bases its net asset value on valuations of its interests in the Investment Funds provided by the Investment Managers and their agents, including their administrators. The Adviser, Fund Administrator and the Adviser’s valuation committee may not have the ability to assess the accuracy of these valuations. Furthermore, valuations are provided to the Fund based on the interim unaudited financial records of Investment Funds, and, therefore, are estimates subject to adjustment (upward or downward) upon the auditing of such financial records.

Before investing in any Investment Fund, the Adviser conducts a due diligence review of the valuation methodology utilized by the Investment Fund, which as a general matter utilizes market values when available, and otherwise utilizes principles of fair value that the Adviser reasonably believes to be consistent with (but not necessarily the same as) those used by the Fund for valuing its own investments. After investing in an Investment Fund, the Adviser monitors the valuation methodology used by the Investment Fund. Although the Fund Administrator will review the valuations provided by the Investment Managers, none of the Adviser, the Fund Administrator or the Adviser’s valuation committee will be able to confirm independently the accuracy of valuations provided by such Investment Managers (which are unaudited, except for year-end valuations).

Subject to the foregoing, for each period that the net asset value of the Fund is calculated, the Fund Administrator will review any material discrepancies with the Adviser. The Fund Administrator and the Adviser’s valuation committee will consider all relevant information and the reliability of pricing information provided by the Investment Managers. They may conclude, however, in certain circumstances that the information provided by an Investment Manager does not represent the fair value of the Fund’s interests in the Investment Fund. In those circumstances, the Fund might value its interests in the Investment Fund at a discount or a premium to the value it receives from the Investment Fund. In the absence of specific transaction activity in interests in a particular Investment Fund, the Adviser as the Board’s “valuation designee” (as defined in Rule 2a-5 under the Investment Company Act), would consider whether it was appropriate, in light of all relevant circumstances, to value such a position at its net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. Any such decision would be made by the Adviser in good faith, subject to oversight by the Board and the other requirements of Rule 2a-5, in accordance with the Valuation Procedures.

DESCRIPTION OF SHARES

The Fund is an unincorporated statutory trust organized under the laws of the State of Delaware. The Fund is authorized to issue an unlimited number of Shares. The Board is authorized to increase or decrease the number of Shares the Fund is authorized to issue. Each Share has one vote at all meetings of shareholders and, when issued and paid for in accordance with the terms of the offering, will be non-assessable.

All Shares are equal as to dividends, assets and voting privileges and have no conversion, preemptive or other subscription rights. Shareholders are not liable for further calls or assessments. The Fund will send periodic reports (including financial statements) to all shareholders. The Fund does not intend to hold annual meetings of shareholders. Shareholders are entitled to receive dividends only if and to the extent declared by the Board and only after the Board has made provision for working capital and reserves as it in its sole discretion deems advisable. Shares are not available in certificated form. Any transfer of Shares will be void if made (i) to an account held through a broker, dealer or other financial intermediary that has not entered into an agreement for the provision of shareholder services to the Fund or (ii) to any person who is not a Qualified Investor. In addition, in the event of any transfer that violates the foregoing transfer restrictions, such as pursuant to testate or intestate succession, the Fund will have the right (but not the obligation) to repurchase any such improperly transferred Shares at their then current net asset value. This repurchase right would be in addition to any other remedy that the Fund may have, including, when consistent with applicable law, refusing to recognize any such transfer. With very limited exceptions, Shares are not transferable and liquidity is provided principally through limited repurchase offers. See “Risk Factors—Shareholders Have Only Limited Liquidity.”

In general, any action requiring a vote of the holders of the Shares of the Fund shall be effective if taken or authorized by the affirmative vote of a majority of the outstanding Shares. Any change in the Fund’s fundamental policies may also be authorized by the vote of the holders of two-thirds of the Shares present at a shareholders’ meeting if the holders of a majority of the outstanding Shares are present or represented by proxy.

The Trust Agreement provides that the Fund will be dissolved if the Shares of any shareholder that has submitted a written request, in accordance with the terms of the Trust Agreement, to tender its entire shareholding for repurchase by the Fund has not been repurchased within a period of two years of such request.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Fund, after payment of all of the liabilities of the Fund, shareholders are entitled to share ratably in the remaining assets of the Fund.

TAXES

The following discussion is a general summary of the material U.S. federal income tax considerations relevant to the Fund, the Fund’s qualification and taxation as a RIC for U.S. federal income tax purposes under Subchapter M of the Code and the purchase, ownership and disposition of Shares.

This summary does not purport to be a complete description of all of the income tax considerations applicable to such purchase, ownership or disposition. For example, it does not describe all of the tax consequences that may be relevant to certain types of holders of Shares subject to special treatment under U.S. federal income tax laws, including tax-exempt organizations, partnerships or other pass-through entities (including S corporations) and their owners, insurance companies, dealers in securities, a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings, pension plans, banks, trusts and other financial institutions, U.S. persons with a functional currency other than the U.S. dollar, non-U.S. shareholders (as defined below), real estate investment trusts, RICs, persons who have ceased to be U.S. citizens or to be taxed as residents of the United States, “controlled foreign corporations,” “passive foreign investment companies,” and persons that will hold Shares as a position in a “straddle,” “hedge,” or as part of a “constructive sale” for U.S. federal income tax purposes. This summary assumes that shareholders hold Shares as capital assets (within the meaning of the Code). The discussion is based upon the Code, its legislative history, existing and proposed regulations, and published rulings and court decisions all as currently in effect, all of which are subject to change or differing interpretations, possibly retroactively, which could affect the continuing accuracy of this discussion. The Fund has not sought, and will not seek, any ruling from the Internal Revenue Service (“IRS”) regarding any matter discussed herein, and this discussion is not binding on the IRS. Accordingly, there can be no assurance that the IRS will not assert, and a court will not sustain, a position contrary to any of the tax consequences discussed herein. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if the Fund were to invest in tax-exempt securities or certain other investment assets. For purposes of this discussion, a “U.S. shareholder” generally is a beneficial owner of Shares who is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof, including, for this purpose, the District of Columbia;

•	a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons (as defined in the Code) have the authority to control all of the substantial decisions of the trust, or (ii) the trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes; or

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

For purposes of this discussion, a “non-U.S. shareholder” generally is a beneficial owner of Shares that is not a U.S. holder or a partnership (or an entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds the Fund's Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Prospective beneficial owners of the Fund's Shares that are partnerships or partners in such partnerships are urged to consult their tax advisers with respect to the purchase, ownership and disposition of the Fund's Shares.

Tax matters are very complicated and the tax consequences to a holder of Shares will depend on the facts of such shareholder’s particular situation. Each shareholder is urged to consult such shareholder’s tax advisors regarding the specific tax consequences of purchasing, owning and disposing of Shares.

Taxation of the Fund

The Fund has elected to be treated, and intends to comply annually with the requirements necessary to qualify, as a RIC under Subchapter M of the Code. To qualify as such, the Fund must comply with certain requirements relating to, among other things, the sources of its income and diversification of its assets. More particularly, the Fund must, among other things, derive in each taxable year (the “90% gross income test”) at least 90% of its gross income from dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stocks, securities or foreign currencies, net income from interests in “qualified publicly traded partnerships” (as defined in the Code), or other income (including, but not limited to, gains from options, futures or forward contracts, and gain from certain deemed inclusions) derived with respect to its business of investing in such stocks, securities or currencies. The Fund also must timely distribute (or be deemed to timely distribute) to its shareholders on an annual basis at least 90% of its investment company taxable income for each taxable year (the “annual distribution requirement”). In addition, the Fund must diversify its holdings (the “asset diversification test”) so that, at the end of each quarter of the taxable year, (i) at least 50% of the value of the Fund’s total assets is represented by cash, cash equivalents, U.S. government securities, securities of other RICs and other securities that, with respect to any one issuer, do not represent more than 5% of the value of the Fund’s total assets or more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. Government securities or the securities of other RICs) of a single issuer, two or more issuers that the Fund controls (within the meaning of the Code) and that are engaged in the same, similar or related trades or businesses, or one or more “qualified publicly traded partnerships” (as defined in the Code).

The Fund will be subject to a 4% non-deductible U.S. federal excise tax on certain undistributed income unless it distributes in a timely manner an amount at least equal to the sum of (i) 98% of the Fund’s ordinary income for each calendar year, (ii) 98.2% of the Fund’s capital gain net income for the one-year period ending October 31 in that calendar year (or November 30 or December 31 of that year if the Fund is permitted to elect or so elects) and (iii) any income that the Fund recognized in preceding years, did not distribute and on which the Fund paid no U.S. federal income tax.

With respect to the asset diversification and source-of-income requirements, the Fund will, in appropriate circumstances, “look through” to the income, assets and investments of the Investment Funds, which may affect whether or not the Fund qualifies for the asset diversification test described above. If the Fund satisfies these requirements and distributes at least 90% of its investment income and net short-term capital gains to shareholders each year, the Fund generally will not be subject to corporate-level U.S. federal income tax on any income it distributes to shareholders. See “Tax Aspects” in the Fund’s SAI for additional information about the requirements that the Fund must meet in order to qualify to be taxed as a RIC for U.S. federal income tax purposes.

The Code contains savings provisions pursuant to which the Fund may be able to cure certain failures to comply with the RIC income and asset diversification requirements described above. However, the Fund may be subject to a penalty tax in connection with its use of certain of such savings provisions, or may be required to dispose of certain assets. See “Tax Aspects” in the Fund’s SAI.

If the Fund fails to satisfy the annual distribution requirement in any taxable year or otherwise fails to qualify as a RIC, and if the Fund is not eligible for relief under the savings provisions described above, the Fund will be subject to tax in that year on all of its taxable income, regardless of whether it makes any distributions to its shareholders. In that case, all of the Fund’s income generally will be subject to corporate-level U.S. federal income tax (as well as any relevant state or local taxes), thereby reducing the amount of funds available to be distributed to the Fund’s shareholders.

Distributions to Shareholders

The Fund will ordinarily declare and pay dividends from its net investment income and distribute net realized capital gains, if any, once a year. The Fund, however, may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the Investment Company Act.

Distributions by the Fund generally are taxable to holders of Shares as ordinary income or capital gain. Distributions of the Fund’s investment company taxable income (which, generally is the Fund’s ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to holders of Shares to the extent of the Fund’s current and accumulated earnings and profits, whether paid in cash or reinvested in additional Shares of the Fund. To the extent the dividends are attributable to dividends from U.S. corporations and certain foreign corporations, such dividends that are paid to non-corporate shareholders may, in certain cases, be eligible for treatment as “qualified dividend income,” which is subject to tax at rates equivalent to long-term capital gain tax rates. Distributions of the Fund’s net capital gain (generally, the excess of the Fund’s net long-term capital gain over its net short-term capital loss) properly reported by the Fund as “capital gain dividends” will be taxable to holders of Shares as long-term capital gains (which, under current law, are taxed at preferential rates in the case of individuals, trusts or estates) and will not be eligible for the dividends-received deduction or treatment as “qualified dividend income.” This is true regardless of such holder’s holding periods for the Shares and regardless of whether the dividend is paid in cash or reinvested in additional Shares. Distributions out of current or accumulated earnings and profits also generally will not be eligible for the 20% pass through deduction under Section 199A of the Code, although qualified REIT dividends earned by the Fund may qualify for the deduction under Section 199A of the Code. Ordinary income generally cannot be offset with capital losses from other sources. As discussed below at “—Nature of the Fund’s Investments—Investments in Passive Foreign Investment Companies,” a substantial portion of the Fund’s distributions to its shareholders may be taxable as ordinary income and may not be eligible for the dividends-received deduction or treatment as “qualified dividend income.”

The tax treatment of dividends and capital gain distributions will be the same whether a shareholder takes such dividends and distributions in cash or reinvests them to purchase additional Shares. Distributions by the Fund that are, or are considered to be, in excess of the Fund’s current and accumulated earnings and profits for the relevant period will reduce the adjusted tax basis of a shareholder’s Shares (but not below zero) and, to the extent in excess of a shareholder’s tax basis, will be treated as capital gain. Any such distributions that reduce the adjusted tax basis of a shareholder’s Shares (but not below zero) represent a return of capital and, as such, will not be subject to tax at the time of the distribution. Such distributions, because they reduce the adjusted tax basis of a shareholder’s Shares, may result in an increase in the amount of income or gain (or decrease in the amount of loss) that a shareholder will recognize for U.S. federal income tax purposes upon the disposition of such shareholder’s Shares or upon certain subsequent distributions in respect of such Shares. As a result, any such distributions may result in a shareholder paying higher taxes at a later date.

Certain shareholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% surtax on all or a portion of their “net investment income,” which may include all or a portion of any gains recognized in connection with a repurchase or transfer of Shares.

As a result of the Fund’s status as a RIC under Subchapter M of the Code, the character (i.e., ordinary or capital) and timing (i.e., short-term gain or long-term gain) of income earned by the Fund generally will pass through to holders of Shares. As a result, the types of investments that the Fund makes may affect the amount and character of dividends or other distributions that a holder of Shares receives from the Fund.

Fund distributions may be subject to state and local taxes.

Nature of the Fund’s Investments

Investments in Flow-Through Vehicles. The character of the Fund’s distributive share of items of income, gain and loss derived through Investment Funds that are properly treated as partnerships for U.S. federal income tax purposes (other than certain publicly traded partnerships within the meaning of the Code) generally will be determined as if the Fund realized such tax items in the same manner as realized by those Investment Funds. Certain of the investment strategies of the Fund and the Investment Funds may be subject to special and complex U.S. federal income tax provisions that, among other things, could (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert long-term capital gain (currently taxed at lower rates for non-corporate taxpayers) into higher-taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash (in which case, such income would still be subject to the distributions requirements described above in “—Taxation of the Fund”), (v) adversely affect the time as to when a purchase or sale of stock, securities or other assets is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions, and (vii) produce income that will not qualify as good income under the 90% gross income test.

Investments in Passive Foreign Investment Companies. A substantial portion of the Fund’s assets may be invested in non-U.S. Investment Funds that are classified as PFICs. The Fund may be subject to U.S. federal income tax, at ordinary income rates, on a portion of any “excess distribution” (within the meaning of the Code) or gain from the disposition of such interests even if such income is distributed as a taxable dividend by the Fund to its shareholders. Additional charges in the nature of interest may be imposed on the Fund in respect of deferred taxes arising from such distributions or gains. If an election is made to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), then the Fund would be required, in lieu of the foregoing requirements, to include in income each year a portion of the QEF’s ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively), even if such gain were not distributed to the Fund. Any required inclusions from the QEF will be considered good income under the 90% gross income test. If the QEF incurs losses for a taxable year, these losses will not pass through to the Fund and, accordingly, cannot offset other income and/or gains of the Fund. The QEF election may not be able to be made with respect to certain PFICs because of certain requirements that the PFICs themselves would have to satisfy. Alternatively, in certain cases, an election can be made to mark-to-market at the end of each taxable year the shares in a PFIC. In this case, the Fund would recognize as ordinary income its share of any increase in the value of such shares, and as ordinary loss its share of any decrease in their value, to the extent it did not exceed its share of prior increases in income. Under either election, the Fund might be required to recognize income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during the applicable year and such income would nevertheless be subject to the distribution requirement and would be taken into account under prescribed timing rules for purposes of the 4% excise tax (described above). Dividends paid by PFICs will not be treated as “qualified dividend income.” In certain cases, the Fund will not be the party legally permitted to make the mark-to-market election or QEF election in respect of indirectly held PFICs and, in such cases, will not have control over whether the party within the chain of ownership that is legally permitted to make the mark-to-market election or QEF election will do so. The Fund intends to make a mark-to-market election with respect to certain of its non-U.S. Investment Funds that are PFICs, with the result that a substantial portion of the Fund’s income and gains may be ordinary in nature (and not eligible for distribution to shareholders as capital gain dividends or as “qualified dividend income”). In addition, in certain circumstances, amounts included in the Fund’s income as a result of holding the stock of a PFIC may impact the Fund’s ability to meet the requirements necessary to continue to qualify as RIC.

Investments in Controlled Foreign Corporations. If the Fund holds more than 10% of the shares in a foreign corporation that is treated as a CFC, the Fund may be treated as receiving a deemed distribution (taxable as ordinary income or, if eligible, the preferential rates that apply to "qualified dividend income") each year from such foreign corporation in an amount equal to its pro rata share of the foreign corporation's income for the tax year (including both ordinary earnings and capital gains), whether or not the foreign corporation makes an actual distribution during such year. This deemed distribution is required to be included in the income of a U.S. shareholder of a CFC regardless of whether the shareholder has made a QEF election with respect to such CFC (as discussed above). In general, a foreign corporation will be classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. shareholders. A "U.S. shareholder," for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined value or voting power of all classes of shares of a corporation. If the Fund is treated as receiving a deemed distribution from a CFC, the Fund will be required to include such distribution in its investment company taxable income regardless of whether the Fund receives any actual distributions from such CFC, and the Fund must distribute such income to satisfy the Annual Distribution Requirement and the Excise Tax Distribution Requirement. Income inclusions from a foreign corporation that is a CFC is "good income" for purposes of the 90% Gross Income Test regardless of whether the Fund receives timely distributions of such income from the foreign corporation.

Income from Repurchases and Transfers of Shares

A repurchase of Shares by the Fund will be a taxable transaction to the selling shareholder for U.S. federal income tax purposes, either as a “sale or exchange,” or, under certain circumstances, as a “dividend.” In general, the transaction should be treated as a sale or exchange of Shares to the selling shareholder if the receipt of cash results in a meaningful reduction in such shareholder’s proportionate interest in the Fund or results in a “complete redemption” of such shareholder’s Shares, in each case applying certain constructive ownership rules under the Code.

If the repurchase of a shareholder’s Shares qualifies for sale or exchange treatment, such selling shareholder generally will recognize gain or loss equal to the difference between the amount received in exchange for the repurchased Shares and the adjusted tax basis of those Shares. Such gain or loss will be capital gain or loss if the repurchased Shares were held by the shareholder as capital assets, and generally will be treated as long-term capital gain or loss if the repurchased Shares were held, or are treated as having been held, by the shareholder for more than one year, or as short-term capital gain or loss if the repurchased Shares were held, or are treated as having been held, by the shareholder for one year or less. However, if the shareholder received any long-term capital gain distributions in respect of the repurchased Shares (including, for this purpose, amounts credited as undistributed capital gains in respect of those Shares) and held (or is treated as having been held) the repurchased Shares for six months or less, any loss realized by such shareholder upon the repurchase will be treated as long-term capital loss to the extent that it offsets the long-term capital gain distributions.

If the repurchase of a shareholder’s Shares does not qualify for sale or exchange treatment, such shareholder may be treated as having received, in whole or in part, a taxable dividend, a tax-free return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) such shareholder’s tax basis in the relevant Shares. The tax basis in the Shares repurchased by the Fund, to the extent remaining after any dividend and return of capital distribution with respect to those Shares, will be reallocated, pro rata, among the bases of such shareholder’s remaining Shares.

If the Fund repurchases Shares that were purchased by a shareholder on or after January 1, 2012 (“Covered Shares”), the Fund will be required to report to the IRS and each shareholder the cost basis and holding period for the Covered Shares repurchased by the Fund. The Fund has elected the average cost single category (“ACSC”) method as the default cost basis method for purposes of this requirement. If a shareholder wishes to accept the ACSC method as its default cost basis calculation method in respect of the Covered Shares in its account, the shareholder does not need to take any additional action. If, however, a shareholder wishes to affirmatively elect an alternative cost basis calculation method in respect of the Covered Shares in its account, the shareholder must contact the Fund Administrator to obtain and complete a cost basis election form. See “General Information” for the Fund Administrator’s address and telephone number. The cost basis method applicable to a particular Share repurchase may not be changed after the valuation date established by the Fund in respect of that repurchase.

A sale of Shares, other than in the context of a repurchase of Shares by the Fund, generally will have the same tax consequences as described above in respect of a Share repurchase that qualifies for “sale or exchange” treatment.

Tax Information

The Fund expects that each January, the Fund will send shareholders information on the tax status of any distribution made during the previous calendar year. Because each shareholder’s situation is unique, each shareholder are urged to consult such shareholder’s tax advisors concerning the effect income taxes may have on such shareholder’s individual investment.

Pursuant to provisions of the Code and Treasury regulations directed at tax shelter activity, taxpayers are required to disclose to the IRS certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several prescribed indicia, including the recognition of losses in excess of certain thresholds (generally, $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder). Significant penalties may apply upon a failure to comply with this disclosure obligation. The Fund will comply with the disclosure and investor list maintenance requirements to the extent the Fund determines them to apply with respect to a transaction and/or its investments.

Backup Withholding

The Fund may be required to withhold, for U.S. federal income taxes, a portion of all taxable distributions payable to shareholders (a) who fail to provide the Fund with their correct taxpayer identification numbers (TINs) or who otherwise fail to make required certifications, or (b) with respect to whom the IRS notifies the Fund that such shareholder is subject to backup withholding. Certain shareholders specified in the Code and the Treasury regulations promulgated thereunder are exempt from backup withholding, but may be required to provide documentation to establish their exempt status. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a refund or a credit against the shareholder’s U.S. federal income tax liability if the appropriate information is timely provided to the IRS. Failure by a shareholder to furnish a certified TIN to the Fund could subject the shareholder to a $50 penalty imposed by the IRS.

PLAN OF DISTRIBUTION

General

Currently, UBS Financial Services Inc. acts as the sole distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. The Fund also may distribute Shares through brokers or dealers with which it has entered into distribution agreements. The Fund is not obligated to sell to a broker or dealer any Shares that have not been placed with Qualified Investors. The Distributor intends to compensate its, or its affiliates’, financial advisors, and the Adviser or the Distributor may also compensate third-party securities dealers and other industry professionals, in connection with the sale and distribution of Shares and for their ongoing servicing of clients with whom they have distributed Shares of the Fund. Servicing includes: handling shareholder inquiries regarding the Fund (e.g., responding to questions concerning investments in the Fund, the Fund’s net asset value, and reports and tax information provided by the Fund); assisting in the enhancement of relations and communications between shareholders and the Fund; assisting in the establishment and maintenance of shareholder accounts with the Fund; assisting in the maintenance of Fund records containing shareholder information; and providing such other information and shareholder liaison services as the Adviser or the Distributor may reasonably require. Compensation to such financial advisors and other professionals is based upon a formula that takes into account the amount of client assets being serviced.

Neither the Distributor nor any other broker or dealer is obligated to buy Shares from the Fund.

Once a prospective investor’s order is received, a confirmation will be sent to the shareholder. The shareholder’s brokerage account will be debited approximately four business days prior to closing for the purchase amount, which will be deposited into a non-interest-bearing escrow account set up at The Bank of New York Mellon, in accordance with Rule 15c2-4 under the Exchange Act. An investor will not become a shareholder of the Fund, and has no rights (including, without limitation, any voting or redemption rights, or any rights with respect to standing), until the relevant Closing Date.

Generally, the Distributor and certain of its affiliates are compensated for providing services to affiliated or proprietary alternative investment vehicles such as the Fund. This compensation can include all or a portion of the waivable sales load of up to 2% of the shareholder’s investment, distribution or referral fees, investment advisory and/or management fees and certain other fees, including performance fees. As a result of the various payments to the Distributor and its affiliated companies, the amount of compensation that the Distributor entities receive with respect to the sale of affiliated or proprietary vehicles is greater than the amount payable to the organization as a whole from the sale of unaffiliated investments. For unaffiliated third-party funds, the Distributor receives fees for distribution, shareholder services or solicitation services, or a combination thereof, depending on the arrangement the Distributor has with the third party. The payout that your financial advisor receives may differ from one fund to another, even if the two funds are charged the same management fee or incentive-based fee (i.e., even if, overall, you would pay the same amount in fees). The differences in compensation may create an incentive for financial advisors to recommend funds for which they receive higher compensation. We encourage you to discuss this with your financial advisor to learn more about the compensation he or she receives.

The Adviser has distribution arrangements with both affiliated and non-affiliated entities in which the Adviser compensates these entities when clients of these entities invest in the Fund. Details of these distribution arrangements and payments thereunder may not always be fully disclosed (in terms of amount) by the referring entity to its client. The distribution arrangements may have varying levels of compensation and may present a conflict of interest to the referring entity in making recommendations to the investor.

The Fund has agreed to indemnify the Distributor, its affiliates, the Adviser and certain other persons against certain liabilities, including liabilities under the Securities Act. However, the Fund will not be required to provide indemnification where it is determined that the liability resulted from the willful misconduct, bad faith or gross negligence of the person seeking indemnification, or from the reckless disregard of such person’s duties.

Purchase Terms

Sales of Shares are made only to Qualified Investors who have completed and returned an Investor Certificate, and whose Investor Certificate has been accepted, before a Closing Date. Generally, the stated minimum initial investment is Shares with an initial value of at least $50,000, which minimum may be reduced in the Adviser’s sole discretion, but not below $25,000. If you want to purchase less than $50,000 in Shares, you should speak with your financial advisor. In granting any reduction, consideration is given to various factors, including the shareholder’s overall relationship with the Distributor, the shareholder’s holdings in other funds affiliated with the Adviser, and such other matters as the Adviser may consider relevant at the time. Financial advisors may receive a reduced sales credit for selling Shares substantially below this stated minimum initial investment. The Fund may vary the investment minimums from time to time. Shareholders purchasing Shares in the Fund may be charged a sales load of up to 2% of the shareholder’s investment. The amount of any sales load will be determined in the sole discretion of the applicable financial advisor, and is expected to be waived for purchasers of Shares in conjunction with certain fixed or “wrap” fee programs, or employees or directors of the Adviser and its affiliates, and members of their immediate families, and, in the sole discretion of the Adviser, attorneys or other professional advisers engaged on behalf of the Fund, and members of their immediate families.

Additional Sales

From time to time, the Fund may sell additional Shares to Qualified Investors. Existing investors seeking to purchase additional Shares of the Fund will be required to qualify as Qualified Investors at the time of the additional purchase.

In deciding whether to make these sales, the Fund will take into account all factors it considers relevant, including market conditions and the cash available to it for investment. The minimum additional investment in the Fund is $50,000, which minimum may be reduced in the Adviser’s sole discretion, but not below $25,000.

GENERAL INFORMATION

The Fund is a Delaware statutory trust registered under the Investment Company Act as a non-diversified, closed-end management investment company. The Fund was formed as a statutory trust under the laws of the State of Delaware on November 30, 2010 and commenced operations on March 29, 2011. The Fund’s address is c/o UBS Hedge Fund Solutions LLC, 600 Washington Boulevard, Stamford, Connecticut 06901, and its telephone number is (888) 793-8637.

The Fund Administrator’s address is 301 Bellevue Parkway, Wilmington, Delaware 19809, and its telephone number is (877) 431-1973.

TABLE OF CONTENTS OF THE SAI

A&Q Multi-Strategy Fund

Shares of Beneficial Interest

PROSPECTUS

August 1, 2023

UBS FINANCIAL SERVICES INC.

Appendix A

SIGNATURE REQUIRED

ONLY COMPLETE THIS CERTIFICATE IF YOU HAVE RECEIVED AN A&Q MULTI-STRATEGY FUND PROSPECTUS AND IF YOU WISH TO INVEST IN THE FUND. IF YOU DO NOT WISH TO INVEST IN THE FUND, ANY FUNDS HELD IN ESCROW WILL BE RETURNED. Please promptly return a completed Investor Certification to your Financial Advisor. This Investor Certification must be received FOUR BUSINESS DAYS prior to month’s end in order to invest in the Fund’s next monthly closing.

A&Q Multi-Strategy Fund: INVESTOR CertificatE

This Certificate relates to a potential investment in A&Q Multi-Strategy Fund (the “Fund”).

I hereby certify that I am: (A) a natural person, who either individually or together with my spouse has a net worth in excess of $2.2 million (the “Net Worth Requirement”); (B) an irrevocable trust that meets the Net Worth Requirement; (C) a revocable trust and each grantor of the trust meets the Net Worth Requirement; (D) an employee benefit plan (a “Plan”) that meets the Net Worth Requirement; (E) a participant-directed Plan and the person making the investment meets the Net Worth Requirement; (F) a corporation, partnership, limited liability company or other entity that meets the Net Worth Requirement that is not (i) a registered investment company, (ii) an entity which is excluded from the definition of an “investment company” under Section 3(a) of the Investment Company Act of 1940, as amended, based on Section 3(c)(1) because it is a non-publicly offered entity whose securities are beneficially owned by not more than 100 persons, or (iii) a business development company; or (G) an entity referred to in clause F(i), (ii) or (iii) above, and each equity owner meets the Net Worth Requirement. I am not a charitable remainder trust. As used herein, the term “net worth” means the excess of total assets at fair market value over total liabilities. In calculating “net worth”: (i) exclude the fair market value of your primary residence; (ii) count as a liability any indebtedness secured by your primary residence in excess of its fair market value; and (iii) count as a liability any indebtedness secured by your primary residence in the 60 days prior to subscribing for this investment, unless such indebtedness was incurred as a result of the acquisition of your primary residence.

I understand that it may be a violation of law for me to provide this Certificate if I know that it is not true. I have read the Fund’s prospectus dated August 1, 2023 (the “Prospectus”), including the investor qualification and investor suitability provisions contained therein. I understand that an investment in the Fund involves a considerable amount of risk and that I may lose some or all of my investment. I acknowledge that in making a decision to invest in the Fund, I have relied solely upon the Prospectus and my independent investigation. I have evaluated the risks of investing, understand there are substantial risks of loss, and have determined that an investment is suitable for me. I understand that there is very limited liquidity associated with an investment in the Fund and I have carefully read and understand the “Redemptions, Repurchases of Shares and Transfers” section in the Prospectus. I understand that I may not be able to withdraw from the Fund as I want or have a need to.

I am NOT (A) a non-resident alien or (B) a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Internal Revenue Code of 1986, as amended, including income tax regulations (the “Code”)) for purposes of U.S. Federal income taxation. I agree to notify the Fund within 30 days of the date that I become a foreign person or entity. I further certify that my name, U.S. tax identification number, home address (in the case of an individual) and business address (in the case of an entity), as they appear in your records, are true and correct. I understand that these certifications, which are made under penalty of perjury, may be disclosed to the Internal Revenue Service and that any false statement contained in this paragraph could be punished by fine and/or imprisonment.

If I am a Plan or an individual retirement account (“IRA”) (each, a “Benefit Plan”), the Benefit Plan represents that: (A) the Benefit Plan has consulted counsel as necessary concerning the propriety of making an investment in the Fund and its appropriateness under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Code; (B) the person executing, or directing another party to execute, this Certificate (the “Fiduciary”) has considered the following items and has determined that an investment in the Fund by the Benefit Plan is consistent with the Fiduciary’s responsibilities under ERISA and the Code: (i) the Fiduciary’s investment standards under ERISA and the Code in the context of the Benefit Plan’s particular circumstances; (ii) the permissibility of an investment under the documents governing the Benefit Plan and the Fiduciary; and (iii) the risks associated with an investment and the fact that the Benefit Plan will be unable to redeem the investment except as set forth in the Fund’s Prospectus; (C) the Fiduciary is solely responsible for the decision to invest in the Fund; (D) the Fiduciary is qualified to make such investment decision; and (E) the Fiduciary, in making such decision, has not relied as the primary basis for its decision to invest in the Fund on any advice or recommendation of the Fund, the Adviser or the members of the Board of Trustees of the Fund (the “Trustees”).

I understand that the Fund and its affiliates are relying on the Certificate and agreements made herein in determining my qualification and suitability as an investor in the Fund. I understand that an investment in the Fund is not appropriate for, and may not be acquired by, any person who cannot make this certification, and I indemnify the Fund, UBS Financial Services Inc. (“UBSFS”), the Adviser, the Trustees, or any of their affiliates, against any losses that they may incur, and hold them harmless from any liability that may arise as a result of this Certificate being untrue in any respect.

DIVIDEND REINVESTMENT I understand that if I do not check the following box, dividends and capital gains distributions for my account will be automatically reinvested in Shares of the Fund:
☐	I do not wish to have dividends and capital gains distributions reinvested in Shares of the Fund (all dividends and capital gains distributions will be paid in cash)

By signing below, I (“Investor”) confirm that, as of the date of my investment and as of this date, the investment objective and primary risk profile applicable to such investment in the Fund are, respectively, “capital appreciation” and “aggressive.” This objective and risk profile is applicable only to this investment and may differ from the investment goals and risk tolerance for the overall portfolio and the brokerage account in which this investment is held. I understand that an investment in the Fund may impact my future liquidity (either long or short-term) and represent that my investment goals are consistent with the time frame of the investment. I understand that UBSFS has entered into an agreement with the manager of the Fund, pursuant to which UBSFS will receive a substantial fee for its services from the manager, which may constitute a majority of the management fee otherwise received by the manager from the Fund with respect to such clients, and that such fee shall be payable to UBSFS with respect to clients that have invested in the Fund for as long as such clients remain invested in the Fund. I understand further that UBSFS and/or its affiliates can direct clients to invest in funds only on the UBS platform, even though there may be other funds with better performance results and/or more preferential terms than those on the UBS platform and offered to the Investor. I understand that in approving funds for inclusion on the UBS platform, UBSFS and its affiliates have a conflict of interest in that they generally give priority to a fund which will provide compensation to UBSFS and its affiliates. In addition, I understand that the levels of compensation may vary among the funds on the UBS platform and, accordingly, UBSFS and its affiliates may have a greater incentive to direct such clients to a fund on the UBS platform (and, in certain cases, particular classes of shares) that yields higher levels of compensation for UBSFS and/or its affiliates. Furthermore, I understand that while funds on the UBS platform may offer multiple classes of shares, such funds (and not UBSFS or its affiliates) will determine which classes of shares are available for investment by the clients of UBSFS and its affiliates, which may be the classes of shares paying higher levels of compensation to UBSFS or its affiliates. I understand further that UBSFS, the Adviser and/or their affiliates have a conflict of interest in that they benefit from the sale of Shares of the Fund due to the receipt of the management fee, the incentive fee (if any), the placement fee and/or other forms of compensation in connection with their relationship with the Fund, and that UBSFS is a wholly owned subsidiary of UBS Americas, Inc. (“UBS Americas”), which in turn, is a wholly owned subsidiary of UBS Group AG. I understand that, as a result of various payments to the Adviser, UBSFS and their respective affiliates, the amount of compensation that UBS Americas’ entities receive with respect to the sale of affiliated or proprietary hedge funds, funds of funds, private equity funds and real estate funds (including from the sale of Fund Shares) is greater than the amount payable to the organization as a whole from the sale of unaffiliated fund investments. In addition, I understand that UBS Group AG and its affiliates ultimately benefit as a whole from the aforementioned sale of such affiliated or proprietary funds due to incentive and/or management fees paid to the managers of such affiliated or proprietary funds (including with respect to the Fund) because they are subsidiaries or affiliates of UBS Group AG. I understand further that UBSFS and certain of its affiliates may be compensated for referring UBSFS’ clients to alternative investment vehicles other than the Fund administered by affiliates of UBSFS, and that such fees may be the same, more or less than the fees received by UBSFS and its affiliates in connection with the placement of Fund Shares. The Investor agrees to keep confidential any information disclosed to Investor by UBSFS and its Financial Advisor relating to Shares of the Fund. Notwithstanding anything expressed or implied to the contrary herein, the Investor is authorized to disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated herein and all materials of any kind (including opinions or other tax analyses) that are provided relating to such tax treatment and tax structure. I will be subject to a placement fee charged by UBSFS of 2% (subject to waiver by UBSFS in certain limited circumstances) of my Investment Amount (including any additional subscriptions), which will not constitute assets of the Fund, but will be payable in addition to my Investment Amount. If the Placement Fee is reduced by agreement between UBSFS and the Investor, then the reduced Placement Fee to which the Investor has agreed will be reflected on the UBS trade confirmation. The Investor confirms that the Placement Fee has been discussed with his/her/its Financial Advisor and any additional questions will be addressed if requested. I understand that the payout that the Investor’s Financial Advisor receives may differ from one fund to another, even if the two funds charge the same management fee and/or incentive-based fee (i.e., even if, overall, the Investor would pay the same amount in fees), and, with respect to the Fund, UBSFS may receive a higher proportion of compensation than it does with respect to third party funds and products. The differences in compensation create an incentive for the Investor’s Financial Advisor to recommend a fund for which it receives higher compensation. No Placement Fee is charged if this investment is made through a UBS advisory program. I understand that UBSFS and/or its affiliates may receive higher levels of compensation in connection with an investor’s investment in the Fund depending upon whether the investor is participating in a wrap fee program. Accordingly, UBSFS and its affiliates may have a greater incentive to direct those clients to the Fund that would yield a relatively higher level of compensation. In addition, I understand that, in certain cases, if the Investor is investing in the Fund through a UBS advisory program, the Investor may be subject to higher fees overall with respect to its Fund investment than an investor investing through a brokerage account, due to the additional compensation paid by such Investor to UBSFS and/or its affiliates in connection with the advisory program. I authorize (1) the debit, from the UBS account specified herein or any other account maintained for the Investor at UBSFS (“Accounts”), of any funds required to be paid in connection with an investment in the Fund and (2) the credit of any funds to the Investor’s Accounts, including any distributions made by the Fund.

A-1

I acknowledge that UBSFS and its agents and affiliates may receive requests for information from the Fund to comply with such demands that call for the disclosure of non-public personal information about me that is related or unrelated to my investment in the Fund. I acknowledge and agree that UBSFS and its agents and affiliates may disclose, at its discretion, such non-public account information in response to such requests. I further acknowledge that the Fund may provide any and all account information relating to my investment in the Fund to UBSFS and my UBSFS Financial Advisor (current or future). I understand that the Fund and its affiliates are relying on this Certificate and agreements made herein in determining my qualification and suitability as an investor in the Fund. I understand that an investment in the Fund is not appropriate for, and may not be acquired by, any person who cannot make this certification, and I indemnify the Fund, UBSFS, the Adviser, the Trustees, or any of their affiliates, against any losses that they may incur, and hold them harmless from any liability that may arise as a result of this Certificate being untrue in any respect. I understand the meaning and legal consequences of the representations, warranties, agreements, covenants, and confirmations set out herein, and agree that the subscription made hereby may be accepted in reliance thereon. I agree to indemnify and hold harmless UBSFS, including its directors, officers, employees and any of its affiliates and service providers (collectively, the “Indemnified Party”) from and against any and all loss, damage, liability or expense, including costs and attorneys’ fees and disbursements, which the Indemnified Party may incur by reason of, or in connection with, any representation or warranty made herein or in any other document provided by the Investor not having been true when made, any misrepresentation made by the Investor or any failure by the Investor to fulfill any of the covenants or agreements set forth herein or in any other document provided by the Investor to the Fund’s investment adviser, general partner, the Fund or any of their affiliates.

☐	Please check this box if this is an additional investment in the Fund.	Investment Amount: $

UBS Account Number:	SSN/TAX ID Number:

Client Signatures (please sign below):

Signature	Date	Additional Investor Signature (e.g., joint tenants)	Date

Print Name	Print Name of Additional Investor

Additional Investor Signature (e.g., joint tenants)	Date

Print Name of Additional Investor

A-2

STATEMENT OF ADDITIONAL INFORMATION

A&Q MULTI-STRATEGY FUND

600 Washington Boulevard
Stamford, Connecticut 06901
(203) 719-1428
toll-free (888) 793-8637

August 1, 2023

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to and should be read in conjunction with the Prospectus of A&Q Multi-Strategy Fund (the “Fund”), dated August 1, 2023. The Prospectus and this SAI, which is incorporated by reference into the Prospectus in its entirety, are published on the following website: https://www.ubs.com/us/en/asset-management/individual-investors-and-financial-advisors/products/hedge-funds.html. The SAI also may be obtained by contacting the Fund at the telephone numbers or address set forth above. Defined terms used herein, and not otherwise defined herein, have the same meanings as in the Prospectus.

ii

ADDITIONAL INVESTMENT POLICIES

The investment objective and principal investment strategies of A&Q Multi-Strategy Fund (the “Fund”), as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Capitalized terms used but not defined herein have the meanings assigned to them in the Fund’s Prospectus. Certain additional investment information is set forth below.

Fundamental Policies

The Fund’s stated fundamental policies, which may be changed only by the affirmative vote of a majority of the outstanding shares of beneficial interest of the Fund (the “Shares”), are listed below. For the purposes of this statement of additional information (“SAI”), “majority of the outstanding Shares” means the vote, at an annual or special meeting of shareholders duly called, (a) of 67% or more of the Shares present at such meeting, if the holders of more than 50% of the outstanding Shares are present or represented by proxy; or (b) of more than 50% of the outstanding Shares, whichever is less. The Fund may not:

●	Borrow money, except to the extent permitted by the Investment Company Act (which currently limits borrowing to no more than 33-1/3% of the value of the Fund’s total assets).

●	Issue senior securities, except to the extent permitted under the Investment Company Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

●	Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended, in connection with the disposition of its portfolio securities.

●	Make loans, except through purchasing fixed-income securities, lending portfolio securities or entering into repurchase agreements in a manner consistent with the Fund’s investment policies or as otherwise permitted under the Investment Company Act.

●	Purchase, hold or deal in real estate, except that the Fund may invest in securities that are secured by real estate, or securities issued by companies that invest or deal in real estate or real estate investment trusts.

●	Invest in physical commodities or commodity contracts, except that the Fund may purchase and sell commodity index-linked derivative instruments, such as commodity swap agreements, commodity options, futures and options on futures and structured notes, that provide exposure to the investment returns of the commodities markets, including foreign currency markets.

●	Invest more than 25% of the value of its total assets in the securities of issuers in any single industry, except that U.S. Government securities may be purchased without limitation. For purposes of this investment restriction, the Investment Funds are not considered part of an industry. The Fund may invest in Investment Funds that may concentrate their assets in one or more industries. The Fund will consider the concentration of the Investment Funds in determining compliance with this policy.

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●	Invest in securities of other investment companies, except to the extent permitted by the Investment Company Act.

If a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy.

The types of securities or investment techniques that may be employed by the Fund in accordance with the Investment Company Act, which may give rise to senior securities within the meaning of the Investment Company Act include: short sales, forward contracts, reverse repurchase agreements and when-issued or delayed delivery securities. The Adviser, however, as discussed below under the captions “—Foreign Securities” and “—Special Investment Techniques,” believes that it only will utilize forward currency exchange contracts, and perhaps put options and futures contracts, to attempt to hedge against foreign currency risks. Additionally, as disclosed in the Fund’s Prospectus, the Fund may sell securities short in pursuit of its investment objective, although it presently does not intend to do so.

The Fund’s investment objective is fundamental and may not be changed without the vote of a majority of the Fund’s outstanding voting securities.

Certain Portfolio Securities and Other Operating Policies

Debt Securities

Some Investment Managers may invest in debt securities. The Investment Managers typically will invest in these securities when their yield and potential for capital appreciation are considered sufficiently attractive or in connection with convertible arbitrage strategies, and also may invest in these securities for defensive purposes and to maintain liquidity. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Debt securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to the risk of price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness or financial condition of the issuer and general market liquidity (i.e., market risk).

The market value of a debt security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. Debt securities markets can be susceptible to increases in volatility and decreases in liquidity. Liquidity can decline unpredictably in response to overall economic conditions or credit tightening. Increases in volatility and decreases in liquidity may be caused by a rise in interest rates (or the expectation of a rise in interest rates), which are at or near historic lows in the United States and in other countries. During periods of reduced market liquidity, an Investment Fund may not be able to readily sell debt securities at prices at or near their perceived value. If an Investment Fund needed to sell large blocks of debt securities to meet shareholder redemption requests or to raise cash, those sales could further reduce the prices of such securities. An unexpected increase in Investment Fund redemption requests, including requests from shareholders who may own a significant percentage of the Investment Fund’s shares, which may be triggered by market turmoil or an increase in interest rates, could cause the Investment Fund to sell its holdings at a loss or at undesirable prices and adversely affect the Investment Fund’s share price and increase the Investment Fund’s liquidity risk, expenses and/or taxable distributions. Economic and other market developments can adversely affect debt securities markets. Regulations and business practices, for example, have led some financial intermediaries to curtail their capacity to engage in trading (i.e., “market making”) activities for certain debt securities, which could have the potential to decrease liquidity and increase volatility in the debt securities markets. Policy and legislative changes

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worldwide are affecting many aspects of financial regulation. The impact of these changes on the markets, and the practical implications for market participants, may not be fully known for some time.

The Investment Funds may invest in zero coupon bonds and deferred interest bonds, which are debt obligations issued at a significant discount from face value. The original discount approximates the total amount of interest the bonds will accrue and compound over the period until maturity or the first interest accrual date at a rate of interest reflecting the market rate of the security at the time of issuance. While zero coupon bonds do not require the periodic payment of interest, deferred interest bonds generally provide for a period of delay before the regular payment of interest begins. Such investments experience greater volatility in market value due to changes in interest rates than debt obligations that provide for regular payments of interest.

The Investment Managers may invest in both investment grade and non-investment grade debt securities. Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization (“NRSRO”) in one of the four highest rating categories or, if not rated by any NRSRO, have been determined by the Investment Manager to be of comparable quality. Non-investment grade debt securities are considered by the NRSRO to be predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. Non-investment grade debt securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade debt securities to make principal and interest payments than is the case for higher grade debt securities. In addition, the market for lower grade debt securities may be thinner and less liquid than for higher grade debt securities.

Some Investment Managers may invest in mortgage-backed securities. The investment characteristics of mortgage-backed securities differ from traditional debt securities. Among the major differences are that interest and principal payments on mortgage-backed securities are made more frequently, usually monthly, and that principal may be prepaid at any time because the underlying loans or other assets generally may be prepaid at any time. The adverse effects of prepayments may affect the Fund indirectly in two ways. First, particular investments may experience outright losses, as in the case of an interest-only security in an environment of faster than expected actual or anticipated prepayments. Second, particular investments may underperform relative to hedges that the Investment Funds may have entered into for these investments, resulting in a loss to the Investment Fund. In particular, prepayments (at par) may limit the potential upside of many mortgage-backed securities to their principal or par amounts, whereas their corresponding hedges often have the potential for large losses.

Some Investment Managers may invest in securities that represent an interest in a pool of mortgages (“MBS”) and credit card receivables or other types of loans (“ABS”). The collateralized mortgage obligation (“CMO”) and stripped MBS markets were developed specifically to reallocate the various risks inherent in MBS across various bond classes (“tranches”). Interest only pass-through securities experience greater yield variability relative to changes in prepayments. “Inverse floaters” experience greater variability of returns relative to changes in interest rates. To the extent that an Investment Fund concentrates its investments in these or other “derivative” securities, the prepayment risks, interest rate risks and hedging risks associated with such securities will be severely magnified. In addition, investments in subordinated MBS and ABS also involve greater credit risk of default than the senior classes of the issue or series. Default risks may be further pronounced in the case of MBS secured by, or evidencing an interest in, a relatively small or less diverse pool of underlying mortgage loans. Certain subordinated securities absorb all losses from default before any other class of securities is at risk, particularly if such securities have been issued with little or no credit enhancement or equity. Such securities, therefore, possess some of the attributes typically associated with equity investments.

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Some Investment Managers also may invest in structured notes, variable rate MBS and ABS (including adjustable-rate mortgage securities, which are backed by mortgages with variable rates) and certain classes of CMO derivatives (under which the rate of interest payable varies with a designated rate or index). The value of these investments is tied closely to the absolute levels of such rates or indices, or the market’s perception of anticipated changes in those rates or indices. This introduces additional risk factors related to the movements in specific indices or interest rates that may be difficult or impossible to hedge, and which also interact in a complex fashion with prepayment risks.

The frequency with which prepayments (including voluntary prepayments by obligors, and liquidations due to default and foreclosures) occur on loans underlying MBS and ABS will be affected by a variety of factors including the prevailing level of interest rates, as well as economic, demographic, tax, social, legal and other factors. Generally, mortgage obligors tend to prepay their mortgages when prevailing mortgage rates fall below the interest rates on their mortgage loans. Although ABS generally are less likely to experience substantial prepayments than are MBS, certain of the factors that affect the rate of prepayments on MBS also affect the rate of prepayments on ABS. However, during any particular period, the predominant factors affecting prepayment rates on MBS and ABS may be different. In general, “premium” securities (securities whose market values exceed their principal or par amounts) are adversely affected by faster than anticipated prepayments, and “discount” securities (securities whose principal or par amounts exceed their market values) are adversely affected by slower than anticipated prepayments. Since many MBS will be discount securities when interest rates are high, and will be premium securities when interest rates are low, these MBS may be adversely affected by changes in prepayments in any interest rate environment.

Some Investment Managers may invest in asset-backed securities, which use securitization techniques similar to mortgage-backed securities. These securities include debt securities and securities with debt-like characteristics. The collateral for these securities has included home equity loans, automobile and credit card receivables, boat loans, computer leases, airplane leases, mobile home loans, recreational vehicle loans and hospital account receivables. Risks associated with asset-backed securities are largely similar to those of mortgage-backed securities; however, these securities may provide an Investment Fund (and, thus, the Fund) with a less effective security interest in the related collateral than do mortgage-backed securities. Therefore, there is the possibility that recoveries on the underlying collateral may not, in some cases, be available to support payments on such asset-backed securities.

The issuers of debt instruments (including sovereign issuers) may face significant ongoing uncertainties and exposure to adverse conditions that may undermine the issuer’s ability to make timely payment of interest and principal in accordance with the terms of the obligations.

Equity Securities

An Investment Fund’s portfolio may include long and short positions in common stocks, preferred stocks and convertible securities. Investment Managers may focus on investments within specific sectors, countries and/or regions. Investment Managers also may invest in depositary receipts relating to foreign securities. See “—Foreign Securities” below. Equity securities fluctuate in value in response to many factors, including the activities and financial condition of individual companies, the business market in which individual companies compete and general market and economic conditions.

The Investment Managers generally may invest in equity securities without restriction as to market capitalization, such as those issued by smaller capitalization companies, including micro-cap companies. The prices of the securities of some of these smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, because they typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects.

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The Investment Managers may purchase securities in all available securities trading markets, including initial public offerings and the aftermarket.

The Investment Managers’ investments in equity securities may include securities that are listed on securities exchanges, as well as unlisted securities that are traded over-the-counter (“OTC”). Equity securities of companies traded OTC may not be traded in the volumes typically found on a national securities exchange. Consequently, an Investment Manager may be required to dispose of such securities over a longer (and potentially less favorable) period of time than is required to dispose of the securities of listed companies.

Foreign Securities

Some Investment Managers will invest in securities of foreign issuers and in depositary receipts, such as American Depositary Receipts and American Depositary Shares (collectively, “ADRs”), Global Depositary Receipts and Global Depositary Shares (“GDRs”) and other forms of depositary receipts. ADRs are receipts typically issued by a United States bank or trust company that evidence ownership of underlying securities issued by a foreign corporation. GDRs are receipts issued outside the United States typically by non-United States banks and trust companies that evidence ownership of either foreign or domestic securities. Generally, ADRs in registered form are designed for use in the United States securities markets and GDRs in bearer form are designed for use outside the United States. Foreign securities markets generally are not as developed or efficient as those in the United States and generally are subject to less government supervision and regulation. In addition, less information may be available regarding foreign securities and foreign issuers may not be subject to accounting, auditing and financial reporting standards and requirements comparable to or as uniform as those of U.S. issuers.

These securities may be purchased through “sponsored” or “unsponsored” facilities. A sponsored facility is established jointly by the issuer of the underlying security and a depositary. A depositary may establish an unsponsored facility without participation by the issuer of the deposited security. Holders of unsponsored depositary receipts generally bear all the costs of such facilities, and the depositary of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited security or to pass through voting rights to the holders of such receipts in respect of the deposited securities.

Securities of some foreign issuers are less liquid and more volatile than securities of comparable U.S. issuers. Similarly, volume and liquidity in most foreign securities markets are less than in the United States and, at times, volatility of price can be greater than in the United States. Transaction costs of investing in foreign securities markets generally are higher than in the United States.

Investment Funds and the Fund are subject to additional risks, including possible adverse political and economic developments, seizure or nationalization of foreign deposits or adoption of governmental restrictions which might adversely affect or restrict the payment of principal and interest on the foreign securities to investors located outside the country of the issuer, whether from currency blockage or otherwise. Also, since foreign securities often are purchased with and payable in currencies of foreign countries, the value of these assets as measured in U.S. dollars may be affected favorably or unfavorably by changes in currency rates and exchange control regulations.

Foreign securities in which the Investment Managers may invest may be listed on foreign securities exchanges or traded in foreign OTC markets or may be purchased in private placements and not be publicly traded. Investments in foreign securities are affected by risk factors generally not thought to be present in the United States. Some of these factors are listed in the Prospectus under “Risk Factors—The Investment Funds’ Foreign Investments Involve Risk of Loss.”

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Some Investment Managers, and UBS Hedge Fund Solutions LLC (the “Adviser” or “UBS HFS”), may hedge against foreign currency risks, including the risk of changing currency exchange rates, which could reduce the value of certain foreign currency denominated portfolio securities irrespective of the underlying investment. An Investment Fund may enter into forward currency exchange contracts (“forward contracts”) for hedging purposes and non-hedging purposes to pursue its investment objective, and the Fund will utilize principally forward currency exchange contracts, although it also may utilize put options and futures contracts, to hedge against foreign currency risks. Forward contracts are transactions involving an obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by the Investment Managers and the Adviser for hedging purposes to protect against uncertainty in the level of future foreign currency exchange rates. This technique would allow an Investment Manager or the Adviser to “lock in” the U.S. dollar price of the security. Forward contracts also may be used to attempt to protect the value of existing holdings of foreign securities. There may be, however, imperfect correlation between the foreign securities holdings and the forward contracts entered into with respect to such holdings. There can be no assurance that such hedging transactions, even if undertaken, will be effective. The risks and techniques used to hedge against those risks are substantially the same as those described in respect of “—Foreign Securities” and “—Foreign Currency Transactions.”

Forward contracts also may be used for non-hedging purposes by the Investment Funds, such as when an Investment Manager anticipates that particular foreign currencies will appreciate or depreciate in value, even though securities denominated in such currencies are not then held in the Investment Fund’s portfolio. See “—Special Investment Techniques.”

Foreign Currency Transactions

Investment Funds may invest in instruments denominated in currencies other than the U.S. dollar; accordingly, the value of such an investment as measured in U.S. dollars is affected by changes in currency exchange rates. Currency exchange rates generally are determined by the forces of supply and demand in the currency markets and the relative merits of investments in different countries, actual or anticipated changes in interest rates, and other complex factors. Currency exchange rates also can be affected unpredictably by intervention or failure to intervene by U.S. or foreign governments or central banks, or by currency controls or political developments in the U.S. or abroad.

Investment Funds and the Fund may employ certain investment practices to hedge currency exposures; however, such instruments may not be available, may not be economically priced (in the judgment of an Investment Manager or the Adviser), nor provide a perfect hedge. Unless an Investment Fund or the Fund hedges itself against fluctuations in exchange rates between the U.S. dollar and the foreign currencies in which foreign investments are denominated, any profits the Investment Fund or the Fund may realize could be eliminated as a result of adverse changes in exchange rates. An Investment Manager also may engage in foreign currency transactions for speculative purposes or to fix in U.S. dollars, between trade and settlement date, the value of a security the Investment Manager has agreed to buy or sell, or to hedge the U.S. dollar value of securities the Investment Manager already owns, particularly if it expects a decrease in the value of the currency in which the foreign security is denominated.

Foreign currency transactions may involve, for example, the Investment Manager’s or the Adviser’s purchase of foreign currencies for U.S. dollars or the maintenance of short positions in foreign currencies, which would involve the Investment Fund or the Fund agreeing to exchange an amount of a currency it did not currently own for another currency at a future date in anticipation of a decline in the value of the currency sold relative to the currency the Investment Manager or the Adviser contracted to receive in the exchange. The Investment Manager’s and the Adviser’s success in these transactions will

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depend principally on its ability to predict accurately the future exchange rates between foreign currencies and the U.S. dollar.

Convertible Securities

Convertible securities are bonds, debentures, notes, preferred stock or other securities that may be converted into or exchanged for a specified amount of common stock of the same or different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest that generally is paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics, in that they generally (a) have higher yields than common stocks, but lower yields than comparable non-convertible securities, (b) are less subject to fluctuation in value than the underlying common stock due to their debt characteristics and (c) provide the potential for capital appreciation if the market price of the underlying common stock increases.

The value of a convertible security is a function of its “investment value” (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its “conversion value” (the security’s worth, at market value, if converted into the underlying common stock). The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. Generally, the conversion value decreases as the convertible security approaches maturity. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a debt security.

Distressed Securities

Some Investment Managers may invest in the securities of financially distressed companies (“distressed securities”). Investments in distressed securities involve substantial risks. Any one or all of the companies in which an Investment Manager may invest may be unsuccessful or not show any return for a considerable period of time. In any reorganization or liquidation proceeding relating to the portfolio company, the Investment Fund may lose its entire investment or may be required to accept cash or securities with a value less than the original investment. Where Investment Managers take control positions, serve on creditors’ committees or otherwise take an active role in seeking to influence the management of the issuers of distressed securities, their Investment Funds may be subject to increased litigation risk resulting from their actions and they may obtain inside information that may restrict their ability to dispose of the distressed securities.

Among the risks inherent in investments in troubled entities is the fact that it frequently may be difficult to obtain information as to the true condition of such issuer. There is no minimum credit standard that is a prerequisite to an Investment Fund’s investment in any instrument and a significant portion of the obligations and preferred stock in which an Investment Fund may invest may be less than investment grade. In addition, judgments about the credit quality of the issuer and the relative value of its securities used to establish arbitrage positions may prove to be wrong. Such investments also may be adversely affected by laws relating to, among other things, fraudulent transfers and other voidable transfers or payments, lender liability and the bankruptcy courts’ power to disallow, reduce, subordinate

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or disenfranchise particular claims. The market prices of such securities also are subject to abrupt and erratic market movements and above-average price volatility, and the spread between the bid and asked prices of such securities may be greater than those prevailing in other securities markets. It may take a number of years for the market price of such securities to reflect their intrinsic value and the Investment Managers’ estimates of intrinsic value may be based on their views of market conditions, including interest rates, that may prove to be incorrect.

In addition, a liquidation or bankruptcy proceeding either may be unsuccessful (for example, because of the failure to obtain requisite approvals), may be delayed (for example, until various liabilities, actual or contingent, have been satisfied) or may result in a distribution of cash or a new security the value of which will be less than the purchase price to the Investment Fund of the security in respect of which such distribution was made.

Further, an Investment Manager’s investments in junk bonds are considered to be predominantly speculative with respect to the company’s capacity to pay interest and repay principal. These securities may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual company are more likely to cause price volatility and weaken the capacity of issuers of junk bonds to make principal and interest payments than is the case for higher grade securities. In addition, the market for these securities may be thinner and less liquid than for higher grade securities.

An Investment Fund also may be subject to additional risks associated with private equity investments, including very limited liquidity because of legal or contractual limitations on resale, lack of public market, dependence on an exit strategy, such as an initial public offering or sale of business, which may not occur, and dependence on managerial assistance provided by other investors and their willingness to provide additional financial support.

An Investment Fund may acquire direct interests or participations in privately held loans from banks, insurance companies, financial institutions, or other lenders, as well as claims held by trade or other creditors, and may originate these types of loans. These investments are subject to both interest rate risk and credit risk. These investments also are subject to the risk of non-payment of scheduled interest or principal. Non-payment would result in a reduction of income to an Investment Fund and a reduction in the value of the investments experiencing non-payment. There can be no assurance that the liquidation of any collateral securing a loan would satisfy a borrower’s obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. To the extent that a loan is collateralized by stock in the borrower or its subsidiaries, such stock may lose all or substantially all of its value in the event of bankruptcy of a borrower. Additional bankruptcy risks include delays or limitations on realizing the benefits of the collateral or subordination or invalidation of the loans. In addition, because these investments are not registered and no public market for them exists, they typically are less liquid than publicly traded securities.

Investments in securities or claims related to commercial or residential real estate may involve risk relating to the credit of the underlying obligor, uncertainties related to cash flows derived from the underlying properties, and susceptibility to economic conditions generally and those related to specific locations.

Funding a plan of reorganization involves additional risks, including risks associated with equity ownership in the reorganized entity. The equity securities of distressed companies may be highly illiquid and hard to value. Equity securities hold the most junior position in a distressed company’s capital structure and are not secured by any specific collateral.

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Some of these investments may be difficult for an Investment Manager to value because market quotations are not available. In these circumstances, investments may be valued by an Investment Manager based on procedures designed to ascertain their fair value; however, these determinations may not reflect the actual value of the investments.

Commodity-Related Securities

Commodities are assets that have tangible properties, such as oil, metals and agricultural products. Historically, commodity investments have had a high correlation with changes in inflation and a low correlation to stock and bond returns. Commodity-related securities provide exposure to the investment returns of the commodities markets, without investing directly in physical commodities. Investment Funds may invest in commodity-related securities, such as swap agreements, commodity options, futures and options on futures, and structured notes, that derive value from the price movement of commodities, or some other readily measurable economic variable dependent upon changes in the value of commodities or the commodities markets.

The production and marketing of commodities may be affected by actions and changes in governments. In addition, commodity-related securities may be cyclical in nature. During periods of economic or financial instability, commodity-related securities may be subject to broad price fluctuations, reflecting volatility of energy and basic material prices and possible instability of supply of various commodities. Commodity-related securities also may experience greater price fluctuations than the relevant commodity. In periods of rising commodity prices, such securities may rise at a faster rate; and conversely, in times of falling commodity prices, such securities may suffer a greater price decline.

Natural Resource Investments. Natural resources historically have been subject to substantial price fluctuations over short periods of time. Their prices are affected by various factors, including economic conditions, political events, natural disasters, exploration and development success or failure, and technological changes. In addition, certain natural resources are geographically concentrated, and events in those parts of the world in which such concentration exists may affect their values.

Precious Metals. Investment Funds may invest in securities related to precious metal bullion (including silver, platinum and palladium) that has no numismatic value, or related to coins derived from bullion that have no numismatic value. The value of coins moves correspondingly with the price of bullion in that the value of coins is based primarily on their precious metal content. Since such metals do not generate any investment income, the sole source of return from such underlying investments would be from gains realized on sales of the coins or bullion, and a negative return would be realized to the extent such coins or bullion are sold at a loss. Precious metals incur storage costs that are higher than the custody fees paid on financial assets.

Precious metals trading is a speculative activity. Prices of precious metals are affected by factors such as cyclical economic conditions, political events and monetary policies of various governments and countries. Gold and other precious metals also are subject to governmental action for political reasons. Markets, therefore, are volatile at times, and there may be sharp fluctuations in prices even during periods of rising prices.

Other Commodity Investments. Investments in chemicals, agricultural products, food and other commodities are speculative and involve risks similar to those described above for natural resource investments and precious metals.

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Exchange-Traded Funds

Shares of exchange-traded funds (“ETFs”) and other similar instruments may be purchased or sold short by an Investment Fund. In general, an ETF is an investment company that is registered under the Investment Company Act that holds a portfolio of common stocks or debt securities designed to track the performance of a particular index. Certain ETFs, however, may not track a particular index but instead provide daily transparency to the composition of their portfolios. ETFs sell and redeem their shares at net asset value in large blocks (typically 50,000 of its shares) called “creation units.” Shares representing fractional interests in these creation units are listed for trading on national securities exchanges and can be purchased and sold in the secondary market in lots of any size at any time during the trading day.

Instruments an Investment Fund may purchase that are similar to ETFs represent beneficial ownership interests in specific “baskets” of stocks of companies within a particular industry sector or group. These securities also may be listed on national securities exchanges and purchased and sold in the secondary market, but unlike ETFs are not registered as investment companies under the Investment Company Act.

Investments in ETFs and other instruments involve certain inherent risks generally associated with investments in a broadly-based portfolio of stocks including risks that the general level of stock prices may decline, thereby adversely affecting the value of each unit of the ETF or other instrument. In addition, an ETF may not fully replicate the performance of its benchmark index because of the temporary unavailability of certain index securities in the secondary market or discrepancies between the ETF and the index with respect to the weighting of securities or number of stocks held.

Because ETFs and pools that issue similar instruments bear various fees and expenses, the Investment Fund’s investment in these instruments will involve certain indirect costs, as well as transaction costs, such as brokerage commissions. Investment Managers may consider the expenses associated with an investment in determining whether to invest in an ETF or other instrument.

Money Market Instruments

An Investment Manager may invest, for defensive purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as the Investment Manager deems appropriate under the circumstances. Pending allocation of the offering proceeds and thereafter, from time to time, the Fund also may invest in these instruments. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

Reverse Repurchase Agreements

Reverse repurchase agreements involve a sale of a security to a bank or securities dealer and the Investment Manager’s simultaneous agreement to repurchase the security for a fixed price, reflecting a market rate of interest, on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to an Investment Fund. Reverse repurchase agreements are a form of leverage that also may increase the volatility of an Investment Fund’s portfolio.

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Special Investment Techniques

Investment Managers may use a variety of special investment techniques, in addition to short selling, including purchasing or entering into options, swaps, swaptions, futures and forward agreements on various financial instruments and currency, to attempt to hedge the Investment Funds’ portfolios against various risks or other factors that generally affect the values of securities and for non-hedging purposes. Additionally, the Adviser may hedge against foreign currency risks through the use of derivatives, and believes that it will utilize principally forward currency exchange contracts, although it may also utilize put options and futures contracts. These techniques may involve the use of derivatives and may change over time as new instruments and techniques are introduced or as a result of regulatory developments. Certain of the special investment techniques that the Investment Managers and the Adviser may use are speculative and involve a high degree of risk, particularly when used by the Investment Managers for non-hedging purposes. There can be no assurance that these techniques will be successful.

Derivatives. Derivatives are financial instruments that derive their value, at least in part, from the performance of an underlying asset, currency, index or interest rate. Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative and the portfolio as a whole. Derivatives permit an investor to increase or decrease the level of risk, or change the character of the risk, to which its investment portfolio is exposed.

Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential impact on the Fund’s performance.

If an Investment Manager (or, with respect to currency hedges, the Adviser) invests in derivatives at inopportune times or judges market conditions or market values incorrectly, such investments may lower the Investment Fund’s (or the Fund’s) return or result in a loss. The Fund also could experience losses if the Investment Manager’s (or, with respect to currency hedges, the Adviser’s) derivatives were poorly correlated with its other investments, or if the Investment Manager (or the Adviser) were unable to liquidate its position because of an illiquid secondary market. All derivatives involve risks different from but also same as, and potentially greater than, the risks associated with investing directly in securities and other more traditional assets, including:

Management Risk. Derivatives are specialized instruments that require investment techniques and risk analyses different from those associated with stocks and bonds. The use of a derivative requires an understanding not only of the underlying instrument, but also of the derivative itself. In particular, the use and complexity of derivatives require the maintenance of adequate controls to monitor the transactions entered into and the ability to assess the risk that a derivative adds to the Investment Fund.

Counterparty Credit Risk. This is the risk that a loss may be sustained by an Investment Fund as a result of the failure of the other party to a derivative (usually referred to as a “counterparty”) to comply with the terms of the derivative. The credit risk arising from futures and cleared derivatives generally is different from the credit risk arising from OTC derivatives, because a party to a futures contract or a cleared derivatives transaction is subject to the credit risk of the clearing house and the futures commission merchant or clearing member through which it holds its cleared position, rather than the credit risk of a market “counterparty.” An Investment Fund may post or receive collateral related to changes in the market value of a derivative. An Investment Fund also may invest in derivatives that (i) do not require the counterparty to post collateral, (ii) require collateral but do not provide for the Investment Fund’s security interest in it to be perfected, (iii) require significant upfront deposits unrelated to the derivatives’ intrinsic value, or (iv) do not require that collateral be regularly marked-to-market. When a

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counterparty’s obligations are not fully secured by collateral, an Investment Fund runs the risk of having limited recourse if the counterparty defaults. Even when obligations are required by contract to be collateralized, an Investment Fund may not receive the collateral the day the collateral is called, leaving the Investment Fund subject to counterparty risk until it receives the collateral.

Documentation Risk. Many derivatives also have documentation risk. Because the contract for each OTC derivative transaction is individually negotiated with a specific counterparty, there exists the risk that the parties may interpret contractual terms (e.g., the definition of default) differently than an Investment Fund. If that occurs, the cost and unpredictability of the legal proceedings required for the Investment Fund to enforce its contractual rights may lead the Investment Fund to decide not to pursue its claims against the counterparty. An Investment Fund, therefore, assumes the risk that it may be unable to obtain payments the Investment Manager believes are owed to it under derivatives or those payments may be delayed or made only after the Investment Fund has incurred the costs of litigation. Also, payment amounts calculated in connection with standard industry conventions for resolving contractual issues (e.g., International Swaps and Derivatives Association, Inc. (ISDA) Protocols and auction processes) may be different than would be realized if a counterparty were required to comply with the literal terms of the derivative (e.g., physical delivery). There is little case law interpreting the terms of most derivatives or characterizing their tax treatment. In addition, the literal terms of an OTC contract may be applied in ways that are at odds with the investment thesis behind the decision to enter into the contract.

Liquidity Risk. Liquidity risk exists when a particular instrument is difficult to purchase or sell. If a derivative transaction is particularly large or if the relevant market is illiquid (as is the case with many OTC derivatives), it may not be possible to initiate a transaction or liquidate a position at an advantageous price. Less liquid derivatives may also fall more in price than other securities during market falls. During periods of market disruption, an Investment Fund may have a greater need for cash to provide collateral for large swings in the mark-to-market obligations arising under the derivatives used by the Investment Fund or to provide additional initial margin if required by a clearing house or clearing member.

Leverage Risk. Since many derivatives have a leverage component (i.e., a notional value in excess of the assets needed to establish and/or maintain the derivative position), adverse changes in the value or level of the underlying asset, rate or index can result in a loss substantially greater than the amount invested in the derivative itself. Certain derivatives have the potential to expose an Investment Fund to unlimited loss, regardless of the size of the initial investment in the derivative.

OTC Derivative Instrument Transaction. Investment Funds may invest in derivatives that are not traded on organized exchanges and as such are not standardized. Such transactions are known as OTC transactions. While some OTC markets are often highly liquid, transactions in OTC derivatives may involve greater risk than investing in exchange traded instruments because there is no exchange market on which to close out an open position. It may be impossible to liquidate an existing position, to assess the value of the position arising from an off-exchange transaction or to assess the exposure to risk. Bid and offer prices need not be quoted and, even where they are, they will be established by dealers in these instruments and consequently it may be difficult to establish what is a fair price. In respect of such trading, an Investment Fund is subject to the risk of counterparty failure or the inability or refusal by a counterparty to perform with respect to such contracts. Market illiquidity or disruption could result in major losses to the Investment Fund.

Regulatory Risk. The derivatives market is subject to various risks related to existing, as well as new and evolving, regulation both within and outside the United States. Additional regulation of the derivatives markets may make derivatives more costly, may limit the availability of derivatives, or may otherwise adversely affect the value or performance of derivatives. Any such adverse future developments could impair the effectiveness of an Investment Fund’s derivative transactions and cause

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the Fund to lose value. They may also render certain strategies in which the Investment Fund might otherwise engage impossible or so costly that they will no longer be economical to implement.

Other Risks. Other risks in using derivatives include the risk of mispricing or improper valuation of derivatives. Many derivatives, in particular OTC derivatives, are complex and their valuation often requires modeling and judgment, which increases the risk of mispricing or improper valuation, and there can be no assurance that the pricing models employed by an Investment Manager will produce valuations that are consistent with the values realized when OTC derivatives are actually closed out or sold. This valuation risk is more pronounced when an Investment Fund enters into OTC derivatives with specialized terms because the value of those derivatives in some cases is determined in part by reference to similar derivatives with more standardized terms. Improper valuations may result in increased cash payment requirements to counterparties, under collateralization and/or errors in calculation of the Investment Fund’s net asset value. Furthermore, derivatives also involve the risk that changes in their value may not correlate perfectly with the assets, rates or indices they are designed to track. The risk may be more pronounced when outstanding notional amounts in the market exceed the amounts of the referenced assets. Derivatives are also subject to currency and other risks. Suitable derivatives are not available in all circumstances. For example, the economic costs of taking some derivatives positions may be prohibitive. Under the terms of certain contracts governing derivative transactions, the occurrence of certain events with respect to an Investment Fund (such as a decline in the Investment Fund’s net asset value) may cause the Investment Fund’s derivative transactions to be terminated early, including at an inopportune time or at an unfavorable price.

Options and Futures. Investment Managers (and, with respect to currency hedges, the Adviser) may invest in options and futures contracts. Investment Managers also may invest in so-called “synthetic” options (which generally are privately negotiated options that are exclusively cash-settled) or other derivatives written by broker-dealers or other permissible financial intermediaries. Options transactions may be effected on securities exchanges or in the OTC market. Since participants in such markets are typically not subject to credit evaluation and regulatory oversight as are members of “exchange-based” markets, the Investment Fund bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Such options also may be illiquid and, in such cases, it may be difficult to close out a position. OTC options also may include options on baskets of specific securities.

Call and put options also may be purchased and sold in respect of specific securities, and may include covered or uncovered call and put options. A covered call option, which is a call option with respect to which an investor owns the underlying security, that is sold exposes the investor during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option, which is a put option with respect to which an investor has segregated cash or liquid securities to fulfill the obligation undertaken, that is sold exposes the investor during the term of the option to a decline in price of the underlying security while depriving it of the opportunity to invest the segregated assets.

An Investment Manager may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on such security. A profit or loss will be realized if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, the Investment Manager would ordinarily make a similar “closing sale transaction,” which involves liquidating its position by selling the option previously purchased, although it would be entitled to exercise the option should it deem it advantageous to do so.

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Investment Managers (and, when hedging foreign currency exposure, the Adviser) may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk potential than domestic markets. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an  investor may look only to the broker for performance of the contract. In addition, any profits a person might realize in trading could be eliminated by adverse changes in the exchange rate, or the Investment Funds and the Fund could incur losses as a result of those changes. Transactions on foreign exchanges may include both commodities that are traded on domestic exchanges and those that are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the U.S. Commodity Futures Trading Commission.

Engaging in these transactions involves risk of loss to the Investment Funds and the Fund which could adversely affect the value of the Fund’s net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Investment Funds and the Fund to substantial losses.

Successful use of futures also is subject to the ability to predict correctly movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

Investment Managers may purchase and sell stock index futures contracts. A stock index future obligates a person to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract’s last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in such securities on the next business day.

Investment Managers may purchase and sell interest rate futures contracts. An interest rate future obligates a person to purchase or sell an amount of a specific debt security at a future date at a specific price.

Investment Managers and the Fund may purchase and sell currency futures. A currency future obligates a person to purchase or sell an amount of a specific currency at a future date at a specific price.

Call and Put Options on Securities Indexes. Investment Managers may purchase and sell call and put options on stock indexes, such as the Standard & Poor’s 500 Composite Stock Price Index and Standard & Poor’s 100 Index, listed on national securities exchanges or traded in the OTC market for hedging purposes and to pursue their investment objectives. A stock index fluctuates with changes in the market values of the stocks that comprise the index. Accordingly, successful use of options on stock indexes will be subject to the ability to predict correctly movements in the direction of the stock market generally or segments thereof. This requires different skills and techniques than forecasting changes in the price of individual stocks.

Warrants. Warrants are derivatives that permit, but do not obligate, the holder to subscribe for other securities. Warrants do not carry with them the right to dividends or voting rights with respect to

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the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants may be considered more speculative than certain other types of investments. In addition, the value of a warrant does not necessarily change with the value of the underlying securities or commodities, and a warrant ceases to have value if it is not exercised prior to its expiration date.

Swap Agreements. Investment Managers may enter into equity, equity index, interest rate, credit, total return, currency and cross currency rate and contract for difference swap agreements on behalf of the Investment Funds. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties generally are calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. Equity index swaps involve the exchange by an Investment Fund with another party of cash flows based upon the performance of an index or a portion of an index of securities that usually includes dividends.

Swaps are either subject to a bilateral agreement with a counterparty or are cleared through a central clearing organization. To the extent an Investment Fund invests in swaps, forwards, options and other “synthetic” or derivative instruments that are not cleared by a clearing house, counterparty exposures can develop and the Investment Fund takes the risk of nonperformance by the other party on the contract. Swaps, forwards, futures, options and other “synthetic” or derivative instruments that are cleared by a central clearing organization, which generally are supported by guarantees of the clearing organization’s members, daily marking-to-market and settlement and segregation and minimum capital requirements applicable to intermediaries, are subject to different risks, including the creditworthiness of the central clearing organization and its members.

Some swaps are required to be executed on an exchange or on a swap execution facility. A swap execution facility is a trading platform where multiple market participants can execute derivatives by accepting bids and offers made by multiple other participants in the platform. While this execution requirement is designed to increase transparency and liquidity in the cleared derivatives market, trading on a swap execution facility can create additional costs and risks for the Investment Funds. For example, swap execution facilities typically charge fees, and if an Investment Fund executes swaps on a swap execution facility through a broker intermediary, the intermediary may impose fees as well. In addition, the Investment Fund may be required to indemnify a swap execution facility, or a broker intermediary who executes cleared derivatives on a swap execution facility on the Investment Fund’s behalf, against any losses or costs that may be incurred as a result of the Investment Fund’s transactions on the swap execution facility.

Equity Swaps. An equity swap is a transaction in which one party pays periodic amounts of a given currency based on a fixed price or fixed rate and the other party pays periodic amounts of the same currency or a different currency based on the performance of a share of an issuer, a basket of shares of several issuers or an equity index.

Equity Index Swaps. Equity index swaps involve the exchange between parties of cash flows based upon the performance of an index or a portion of an index of securities that usually includes dividends. Investment Managers may purchase cash-settled options on equity index swaps. A cash-settled option on a swap gives the purchaser the right, but not the obligation, in return for the premium

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paid, to receive an amount of cash equal to the value of the underlying swap as of the exercise date. These options typically are purchased in privately negotiated transactions from financial institutions, including securities brokerage firms.

Interest Rate Swaps. Forms of interest rate swap agreements include: interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap”; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor”; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

Credit Swaps. In a credit swap (also sometimes referred to as “credit default swap” or “credit default put”), one party makes an upfront payment or a series of periodic payments and, upon the occurrence of a specified credit event with respect to a designated third party, the other party makes a payment based on a notional amount or the face value of a specified instrument, which in some (but not all) cases will only be made against delivery of such specified instrument.

Total Return Swaps. In a total return swap, one party pays a rate of interest in exchange for the total rate of return on another investment. For example, if an Investment Fund wished to invest in a senior loan, it could instead enter into a total return swap and receive the total return of the senior loan, less the “funding cost,” which would be a floating interest rate payment to the counterparty.

Currency Swaps. Currency swaps involve the exchange of rights to make or receive payments in specified foreign currencies. Since currency swaps are individually negotiated, an Investment Fund expects to achieve an acceptable degree of correlation between its portfolio investments and its currency swap positions. Currency swaps usually involve the delivery of the entire principal value of one designated currency in exchange for another designated currency.

Cross Currency Rate Swaps. A cross currency rate swap is a transaction in which one party pays periodic amounts in one currency based on a specified fixed rate (or a floating rate that is reset periodically) and the other party pays periodic amounts in another currency based on a floating rate that is reset periodically. All calculations are determined on predetermined notional amounts of the two currencies. Often such swaps will involve initial or final exchanges of amounts corresponding to the notional amounts.

Contract for Difference Swaps. In a contract for difference swap, the seller agrees to pay or to receive from the buyer the difference between the nominal value of an underlying instrument at the opening of the contract and the value of the instrument at the expiration of the contract, and the buyer pays periodic amounts on the notional amount of the capital employed by the seller, less the margin posted. Contract for difference swaps permit investors to take long or short positions in an underlying instrument, which may be a single security, stock basket or index.

Most swap agreements would calculate the obligations of the parties to the agreement on a “net basis.” Consequently, the Investment Fund’s current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). The risk of loss with respect to swaps is limited to the net amount of payments that a party is contractually obligated to make. If the other party to a swap defaults, a party’s risk of loss consists of the net amount of payments that the party contractually is entitled to receive.

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The use of swaps is a highly specialized activity that involves special investment techniques and risks, including increased volatility and the credit risk associated with the counterparty to the derivative. These investments generally will be subject to transaction costs and other fees, which will reduce the value of an Investment Fund’s investment. In addition, if an Investment Manager is incorrect in its forecasts of market values, interest rates or exchange rates, the performance of the Investment Fund may be adversely affected.

Lending Portfolio Securities

Investment Managers may lend securities from their Investment Funds to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The Investment Fund continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities that affords the Investment Fund an opportunity to earn interest on the amount of the loan and on the loaned securities’ collateral. The Fund might experience risk of loss if the institution with which the Investment Manager has engaged in a portfolio loan transaction breaches its agreement with the Investment Fund.

When-Issued, Delayed Delivery and Forward Commitment Securities

To reduce the risk of changes in interest rates and securities prices, Investment Funds may purchase securities on a forward commitment or when-issued or delayed delivery basis, which means delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are fixed when an Investment Fund enters into the commitment, but the Investment Fund does not make payment until it receives delivery from the counterparty. The Investment Fund will commit to purchase such securities only with the intention of actually acquiring the securities, but the Investment Fund may sell these securities before the settlement date if it is deemed advisable.

Securities purchased on a forward commitment or when-issued or delayed delivery basis are subject to changes in value, generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise, based upon the public’s perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Securities so purchased may expose the Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued or delayed delivery basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment or when-issued or delayed delivery basis when an Investment Fund is fully or almost fully invested may result in greater potential fluctuation in the value of the net assets of the Investment Fund.

Additional Risk

Sector Risk

Some Investment Funds may invest a substantial portion of their assets in securities of companies in particular sectors including financial services, technology, or health sciences-related companies, which presents certain risks that may not exist to the same degree as in other types of investments. Securities of companies in these sectors, in general, tend to be highly volatile as compared to other types of investments. Investment Managers who focus on investing in these sectors subject their Investment Funds to investment risk that is greater than if the Investment Funds were invested in a more diversified manner among various sectors.

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Financial services companies are subject to extensive government regulation. This regulation may limit both the amount and types of loans and other financial commitments a financial services company can make, and the interest rates and fees it can charge. These limitations may have a significant impact on the profitability of a financial services company since profitability is attributable, at least in part, to the company’s ability to make financial commitments such as loans. Profitability of a financial services company is largely dependent upon the availability and cost of the company’s funds, and can fluctuate significantly when interest rates change. The financial difficulties of borrowers can negatively impact the industry to the extent that borrowers may not be able to repay loans made by financial service companies.

Industries throughout the science and technology fields include many smaller and less seasoned companies. These types of companies may present greater opportunities for capital appreciation, but also may involve greater risks. Such companies may have limited product lines, markets or financial resources, or may depend on a limited management group. These companies also are strongly affected by worldwide scientific or technological developments, and their products and services may not be economically successful or may quickly become outdated. Certain of these companies also offer products or services that are subject to governmental regulation and, therefore, may be affected adversely by governmental policies.

Many health sciences and biotechnology companies are subject to substantial governmental regulations that can affect their prospects. Changes in governmental policies may have a material effect on the demand for particular products and services. Regulatory approvals (often entailing lengthy application and testing procedures) also may be required before new drugs and certain medical devices and procedures can be introduced. Many of these companies have products and services that are subject to the risks of rapid obsolescence caused by progressive scientific and technological advances. The enforcement of patent, trademark and other intellectual property laws will affect the value of many of these companies. While they generally will make these investments based on a belief that actual or anticipated products or services will produce future earnings, if an anticipated event is delayed or does not occur, or if investor perceptions about a company change, the company’s stock price may decline sharply and its securities may become less liquid.

Purchasing Initial Public Offerings

Investment Managers may purchase securities of companies in initial public offerings or shortly thereafter. Special risks associated with these securities may include a limited number of shares available for trading, unseasoned trading, lack of investor knowledge of the company, and limited operating history. These factors may contribute to substantial price volatility for the shares of these companies and, thus, for the Fund’s Shares. The limited number of shares available for trading in some initial public offerings may make it more difficult for an Investment Fund to buy or sell significant amounts of shares without an unfavorable impact on prevailing market prices. In addition, some companies in initial public offerings are involved in relatively new industries or lines of business, which may not be widely understood by investors. Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or the near-term prospects of achieving them.

REPURCHASES AND TRANSFERS OF SHARES

Involuntary Repurchases

The Fund may, at any time, repurchase involuntarily at net asset value an investor’s Shares in accordance with the Trust Agreement and Section 23 of the Investment Company Act, and any applicable

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rules thereunder. The repurchase price payable in respect of Shares repurchased involuntarily will be equal to the net asset value of the shareholder’s Shares as of the effective date of the applicable repurchase.

Tenders by the Adviser

The Adviser may tender for repurchase in connection with any repurchase offer made by the Fund any Share that it holds in its capacity as a shareholder.

Transfers of Shares

No person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in the Board’s sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion. The Board may, in its discretion, delegate to the Adviser its authority to consent to transfers of Shares. Notice to the Fund of any proposed transfer must include evidence satisfactory to the Fund that the proposed transferee meets any requirements imposed by the Fund with respect to shareholder eligibility and suitability, including the requirement that any shareholder, or the shareholder’s equity owners in certain circumstances, (i) meets the standard for a Qualified Investor or (ii) at the time of purchase, meets the standard for a “qualified purchaser” or “knowledgeable employee” in the Investment Company Act and the rules thereunder, and must be accompanied by a properly completed shareholder certification.

Each shareholder and transferee is required to pay all expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with such transfer.

TRUSTEES AND OFFICERS

Subject to the provisions of the Trust Agreement and the requirements of the Investment Company Act, the business and affairs of the Fund shall be managed under the direction of the Board. The Trustees shall have the right, power and authority, on behalf of the Fund and in its name, to do all things necessary and proper to carry out their duties under the Trust Agreement. Each Trustee shall be vested with the same powers, authority and responsibilities on behalf of the Fund as are customarily vested in each director of a Delaware corporation, and each Trustee who is not an “interested person” (as defined in the Investment Company Act) of the Fund and not affiliated with the Adviser (the “Independent Trustees”) shall be vested with the same powers, authority and responsibilities on behalf of the Fund as are customarily vested in each director of a closed-end management investment company registered under the Investment Company Act and organized as a Delaware corporation who is not an “interested person” of such company. The Trustees may perform such acts as they, in their sole discretion, determine to be proper for conducting the business of the Fund. No Trustee shall have the authority individually to act on behalf of or to bind the Fund except within the scope of such Trustee’s authority as delegated by the Board. The Board may delegate (as may be permitted by the Trust Agreement, the Fund’s By-Laws and the Delaware Statutory Trust Act) the management of the Fund’s day-to-day operations to one or more officers of the Fund or other persons (including, without limitation, the Adviser), subject to the investment objective and policies of the Fund and to the oversight of the Board.

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Board’s Oversight Role in Management

The Board’s role in management of the Fund is oversight. As is the case with virtually all investment companies (as distinguished from operating companies), service providers to the Fund, primarily the Adviser, have responsibility for the day-to-day management of the Fund, which includes responsibility for risk management (including management of investment performance and investment risk, valuation risk, issuer and counterparty credit risk, compliance risk and operational risk). As part of its oversight, the Board, acting at its scheduled meetings, or the Chair, acting between Board meetings, regularly interacts with and receives reports from senior personnel of service providers, including senior managerial and financial officers of the Adviser, the Fund’s and the Adviser’s Chief Compliance Officer and portfolio management personnel. The Board’s Audit Committee (which consists of all of the Independent Trustees) holds regularly scheduled meetings and, as appropriate, the chair of the Audit Committee maintains contact with the Fund’s independent registered public accounting firm and the Adviser’s senior personnel. The Board also receives periodic presentations from senior personnel of the Adviser regarding risk management generally, as well as presentations regarding operational, compliance or investment risk areas such as business continuity, anti-money laundering, personal trading, valuation and investment research. The Board also receives reports from counsel to the Fund or counsel to the Adviser and the Board’s own independent legal counsel regarding regulatory compliance and governance matters.

The Board’s oversight role does not make the Board a guarantor of the Fund’s investments or activities.

Board Composition and Leadership Structure

The Investment Company Act requires that at least 40% of the Fund’s Trustees be Independent Trustees. To rely on certain exemptive rules under the Investment Company Act, a majority of the Fund’s Trustees must be Independent Trustees, and for certain important matters, such as the approval of investment advisory agreements or transactions with affiliates, the Investment Company Act or the rules thereunder require the approval of a majority of the Independent Trustees.

All of the Fund’s Trustees are Independent Trustees. Virginia G. Breen serves as Chair of the Board and the Nominating Committee, and Stephen H. Penman serves as Chair of the Audit Committee. The Fund’s Trustees interact directly with senior management of the Adviser at scheduled meetings and between meetings as appropriate, and address with management and their independent legal counsel any matters of importance or concern to the Board. In light of the foregoing, the Board has determined that its leadership structure, in which the Chair of the Board is not affiliated with the Adviser, is appropriate in light of the specific characteristics and circumstances of the Fund, including, but not limited to: (i) the services that the Adviser and its affiliates provide to the Fund and potential conflicts of interest that could arise from these relationships; (ii) the extent to which the day-to-day operations of the Fund are conducted by Fund officers and employees of the Adviser; (iii) the Board’s oversight role in management of the Fund; and (iv) the Board’s size and the cooperative working relationship among the Trustees.

The Trustees serve on the Board for terms of indefinite duration. A Trustee’s position in that capacity will terminate if such Trustee is removed, resigns or is subject to various disabling events such as death or incapacity. A Trustee may resign upon 90 days’ prior written notice to the other Trustees, subject to waiver of notice, and may be removed either by vote of two-thirds of the Trustees not subject to the removal vote or vote of the shareholders holding not less than two-thirds of the total number of votes eligible to be cast by all shareholders. In the event of any vacancy in the position of a Trustee, until such vacancy is filled, the remaining Trustees, regardless of their number, shall have all the powers granted to the Trustees and shall discharge all the duties imposed upon the Trustees by the Trust Agreement. The

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remaining Trustees may appoint an individual to serve as a Trustee, so long as immediately after such appointment at least two-thirds of the Trustees then serving would have been elected by the shareholders. The Trustees may call a meeting of shareholders to fill any vacancy in the position of a Trustee, and must do so within 60 days after any date on which Trustees who were elected by the shareholders cease to constitute a majority of the Trustees then serving.

Information About the Trustees and Officers

Information regarding the Trustees and officers of the Fund is set forth below. Each Trustee’s term of office is indefinite, subject to the terms of the Trust Agreement. Each officer serves an indefinite term at the pleasure of the Board.

Name, Age, Address and Position(s) with Fund	Length of Time Served[1]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[2]	Other Trusteeships/ Directorships Held by Trustee Outside Fund Complex During Past 5 Years
INDEPENDENT TRUSTEES
Virginia G. Breen (58) c/o UBS HFS 600 Washington Boulevard Stamford, Connecticut 06901 Chair and Trustee	Since Commencement of Operations (Chair since Jan. 1, 2022)	Private investor and board member of certain entities (as listed herein).	41	Director of: Paylocity Holding Corp.; the Neuberger Berman Private Equity Registered Funds (21 funds); certain funds in the Calamos Fund Complex (28 portfolios). Former Director of JLL Income Property Trust, Inc. (from December 2004 to June 2023) and Tech and Energy Transition Corporation (March 2021 to March 2023).
Heather R. Higgins (63) c/o UBS HFS 600 Washington Boulevard Stamford, Connecticut 06901 Trustee	Since Jan. 1, 2022	President and Director of The Randolph Foundation (charitable foundation) (since 1991); member of the Board of Overseers of the Hoover Institution (from 2001 to 2007 and since 2009); and board member of several non-profit organizations.	41	None
Stephen H. Penman (76) c/o UBS HFS 600 Washington Boulevard Stamford, Connecticut 06901 Trustee	Since Commencement of Operations	Professor of Financial Accounting of the Graduate School of Business, Columbia University.	3	Member, Board of Advisors, Boston Harbor Investment Management, LLC.

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Name, Age, Address and Position(s) with Fund	Length of Time Served[1]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[2]	Other Trusteeships/ Directorships Held by Trustee Outside Fund Complex During Past 5 Years
OFFICER(S) WHO ARE NOT TRUSTEES
Nicole Tortarolo (44) UBS HFS 787 Seventh Avenue New York, NY 10019 Principal Executive Officer	Since Mar. 1, 2023	Deputy Head of UBS HFS since March 2023. Previously, Chief Business Officer (June 2021 to March 2023) and Head of Investment Structuring (March 2011 to June 2021) of UBS HFS.	N/A	N/A
Matthew Richards (38) UBS HFS 600 Washington Boulevard Stamford, Connecticut 06901 Principal Accounting Officer	Since Jan. 1, 2022	Head of Financial Reporting & Structuring (since November 2020), prior to which he was a Financial and Regulatory Reporting Specialist (2015-2020).	N/A	N/A
Aily S. Andrews (35) UBS HFS 787 Seventh Avenue New York, NY 10019 Chief Compliance Officer	Since May 31, 2022	Director and Chief Compliance Officer of UBS HFS since May 31, 2022, prior to which she was Deputy Chief Compliance Officer (since May 2020). Ms. Andrews was a Director and Business Risk Officer of UBS’s Evidence Lab Innovations from April 2019 to May 2020 (including Head Business Risk Officer from February to May 2020), and was a Vice President and Business Risk Officer of Capital One’s Client Solutions business from October 2017 to March 2019 (including Head Business Risk Officer from July 2018 to March 2019).	N/A	N/A
Keith A. Weller (61) UBS Asset Management (Americas) Inc. (“UBS AM”) One North Wacker Drive Chicago, IL 60606 Chief Legal Officer	Since Jul. 25, 2019	Executive Director and Deputy General Counsel (since February 2019, prior to which he was Senior Associate General Counsel) of UBS Business Solutions US LLC (since January 2017) and UBS AM (since 2005). Mr. Weller also serves as a Vice President and Secretary of the registered investment funds advised by UBS AM.	N/A	N/A

[1]	The Fund commenced operations March 29, 2011.

[2]	As of March 31, 2023, of the 41 funds/portfolios in the complex, 38 were advised by an affiliate of UBS HFS and three comprised the registered alternative investment funds advised by UBS HFS.

Additional information about each Trustee follows (supplementing the information provided in the table above) that describes some of the specific experiences, qualifications, attributes and skills that

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each Trustee possesses. The Board believes that the significance of each Trustee’s experience, qualifications, attributes or skills is an individual matter (meaning that experience that is important for one Trustee may not have the same value for another) and that these factors are best evaluated at the board level, with no single Trustee, or particular factor, being indicative of board effectiveness. However, the Board believes that Trustees need to have the ability to critically review, evaluate, question and discuss information provided to them, and to interact effectively with Fund management, service providers and counsel, in order to exercise effective business judgment in the performance of their duties; the Board believes that its members satisfy this standard. Experience relevant to having this ability may be achieved through a Trustee’s educational background; business, professional training or practice (e.g., accounting or law), public service or academic positions; experience from service as a board member (including the Board of the Fund) or as an executive of investment funds, public companies or significant private or not-for-profit entities or other organizations; and/or other life experiences. The charter for the Board’s Nominating Committee contains other factors considered by the Committee in identifying and evaluating potential Board member nominees. To assist them in evaluating matters under federal and state law, the Trustees are counseled by their own independent legal counsel, who participates in Board meetings and interacts with the Adviser, and also may benefit from information provided by the Fund’s or the Adviser’s counsel; both Board and Fund counsel have significant experience advising funds and fund board members. The Board and its committees have the ability to engage other experts as appropriate. The Board evaluates its performance on an annual basis.

●	Virginia G. Breen – Ms. Breen was a private institutional investor for more than 25 years and currently sits on the boards of: Paylocity Holdings (NASDAQ: PCTY), a human capital management software-as-a-service company; certain funds in the Calamos Fund Complex, a mutual fund complex; and the Neuberger Berman Private Equity Registered Funds, a registered global private market fund-of-funds complex. Ms. Breen was a General Partner of venture capital firms Blue Rock Capital and Sienna Ventures, and a Vice President of the Sprout Group, the venture capital affiliate of Donaldson, Lufkin & Jenrette (now Credit Suisse First Boston). Ms. Breen started her career as an Investment Analyst with DLJ’s Investment Banking Group. Ms. Breen received her M.B.A. with Highest Honors from Columbia University and her undergraduate degree in Computer Science with Electrical Engineering from Harvard College.

●	Heather R. Higgins – Ms. Higgins serves as the President and Director of The Randolph Foundation, a charitable foundation. In addition, she is a member of the Board of Overseers of the Hoover Institution and holds (or has held) senior executive positions and/or directorships at several major non-profit organizations, including the Independent Women’s Forum (Chair) and the Philanthropy Roundtable (Vice Chair). Previously, Ms. Higgins was a portfolio manager and Vice President at U.S. Trust. Prior to working in finance, she was an editorial writer for the Wall Street Journal and assistant editor at the Public Interest. Ms. Higgins received her B.A. from Wellesley College and her M.B.A. from New York University’s Graduate School of Business.

●	Stephen H. Penman – Mr. Penman is the George O. May Professor in the Graduate School of Business, Columbia University. He also serves as Co-Director of the Center for Excellence in Accounting and Security Analysis at Columbia University. Mr. Penman serves on the Board of Advisors of Boston Harbor Investment Management, LLC, a registered investment adviser founded in November 2012. Prior to his appointment at Columbia in 1999, he was the L.H. Penney Professor in the Walter A. Haas School of Business at the University of California at Berkeley. From 1990 to 1995, Mr. Penman served as Chairman of the Professional Accounting Program and Chairman of the Accounting Faculty at Berkeley where he initiated and chaired the Haas School’s

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Annual Conference on Financial Reporting. He has served as a Visiting Professor at Columbia University and the London Business School, and as the Jan Wallander Visiting Professor at the Stockholm School of Economics. Mr. Penman’s research is concerned with the valuation of equity and the role of accounting information in security analysis. He has published widely in finance and accounting journals and has conducted seminars on fundamental analysis and equity evaluation for academic and professional audiences. In 1991, he was awarded the notable Contribution to Accounting Literature Award by the American Accounting Association and the American Institute of Certified Public Accountants, and in 2002 was awarded the American Accounting Association and Deloitte & Touche Wildman Medal for his book, Financial Statement Analysis and Security Valuation. He is editor of the Review of Accounting Studies and is on the editorial board of the Schmalenbach Business Review. Mr. Penman received a first-class honors degree in Commerce from the University of Queensland, Australia, and M.B.A. and Ph.D. degrees from the University of Chicago. In 2009, he was awarded an Honorary Doctorate by the Stockholm School of Economics.

The Board believes that the foregoing specific experiences, qualifications, attributes and skills of each Trustee have prepared them to be effective Trustees. The Board also believes that such qualities demonstrate that its members have the ability to exercise effective business judgment in the performance of their duties.

Committees of the Board

The only standing committees of the Board are the Audit Committee and the Nominating Committee, each of which is comprised of all three Trustees. The function of the Audit Committee is to (i) oversee the Fund’s accounting and financial reporting processes, the audits of the Fund’s financial statements and the Fund’s internal controls over, among other things, financial reporting and disclosure controls and procedures, (ii) oversee or assist in Board oversight of the integrity of the Fund’s financial statements and the Fund’s compliance with legal and regulatory requirements, and (iii) approve prior to appointment the engagement of the Fund’s independent registered public accounting firm and review the independent registered public accounting firm’s qualifications and independence and the performance of the independent registered public accounting firm. The Audit Committee met three times during the fiscal year ended March 31, 2023.

The function of the Nominating Committee, pursuant to its adopted written charter, is to select and nominate persons for election as Trustees of the Fund. The Nominating Committee reviews and considers, as the Nominating Committee deems appropriate after taking into account, among other things, the factors listed in the charter, nominations of potential Trustees made by Fund management and by Fund shareholders who have sent to Gregory S. Rowland, Esq., legal counsel for the Independent Trustees, at c/o Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017, such nominations which include all information relating to the recommended nominee that is required to be disclosed in solicitations or proxy statements for the election of Trustees, including without limitation the biographical information and the qualifications of the proposed nominees. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Nominating Committee. The Nominating Committee meets as is necessary or appropriate. The Nominating Committee did not meet during the fiscal year ended March 31, 2023.

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Beneficial Ownership of Equity Securities in the Fund

The following table sets forth the dollar range of ownership of equity securities of the Fund and other registered investment companies overseen by each Trustee within the Fund Complex, in each case as of December 31, 2022. The Trustees are not required to contribute to the capital of the Fund or hold Shares in the Fund.

Name of Trustee	Dollar Range of Equity Securities of the Fund	Aggregate Dollar Range of Equity Securities of All Registered Investment Companies Overseen by the Trustee in Fund Complex

Virginia G. Breen	None	None

Heather R. Higgins	None	None

Stephen H. Penman	None	None

As of December 31, 2022, none of the Trustees or their immediate family members owned beneficially or of record securities of the Adviser or other entity (other than a registered investment company), directly or indirectly controlling, controlled by, or under common control with the Adviser.

Compensation

Name and Position with Fund	Aggregate Compensation from the Fund For the Fiscal Year Ended March 31, 2023	Total Compensation from Fund and Fund Complex Paid to Trustees For the Fiscal Year Ended March 31, 2023*
Virginia G. Breen	$29,667	$89,000
Chair and Trustee

Heather R. Higgins	$23,000	$349,000	**
Trustee

Stephen H. Penman	$29,667	$89,000
Trustee

*	Represents total compensation paid during the fiscal year ended March 31, 2023 to each Trustee by: (i) the three registered alternative investment funds advised by UBS HFS during the fiscal year, including the Fund; and (ii) additionally, in the case of Ms. Higgins, 38 funds/portfolios advised by UBS AM, an indirect affiliate of the Adviser, during the fiscal year. Ms. Breen was appointed as a member of the boards of the funds/portfolios advised by UBS AM effective July 19, 2023. Ms. Breen, therefore, did not receive any compensation paid by such funds/portfolios during the fiscal year ended March 31, 2023.

**	For the fiscal year ended March 31, 2023, Ms. Higgins received total compensation of $69,000 and $280,000 from the funds/portfolios advised by UBS HFS and UBS AM, respectively.

Each Trustee is paid by the Fund an annual retainer of $12,500 and per meeting fees of $2,100 (or $1,100 in the case of telephonic meetings). In addition, the Chair of the Board and the Chair of the Audit

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Committee each receives an additional annual fee of $20,000, split equally among the registered alternative investment funds advised by UBS HFS, including the Fund. All Trustees are reimbursed by the Fund for their reasonable out-of-pocket expenses. The Trustees do not receive any pension or retirement benefits from the Fund.

CODE OF ETHICS

The Fund and the Adviser each has adopted a code of ethics pursuant to Rule 17j-1 under the Investment Company Act that permits its personnel, subject to the codes, to invest in securities, including securities that may be purchased or held by the Fund. The Distributor (as defined below) has not adopted such a code of ethics, as it does not have any employees who could be deemed to be “access persons,” as such term is defined in the Investment Company Act. The Fund’s and the Adviser’s codes of ethics can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-5850. These codes are available on the EDGAR database on the SEC’s website at http://www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Branch, 100 F Street, NE, Washington, D.C. 20549-0102.

PROXY VOTING POLICIES AND PROCEDURES

The Fund is a fund of funds that invests primarily in Investment Funds that have investors other than the Fund. The Fund may invest substantially all of its assets in non-voting securities of Investment Funds.

The Fund has delegated voting of proxies in respect of portfolio holdings to the Adviser, to vote the Fund’s proxies in accordance with the Adviser’s proxy voting guidelines and procedures. However, Investment Funds typically do not submit matters to investors for vote. If an Investment Fund submits a matter to the Fund for vote (and if the Fund holds voting interests in the Investment Fund, which it does not intend to do), the Adviser will vote on the matter in a way that it believes is in the best interest of the Fund and in accordance with the following proxy voting guidelines (the “Voting Guidelines”):

●	In voting proxies, the Adviser is guided by general fiduciary principles. The Adviser’s goal is to act prudently, solely in the best interest of the Fund.

●	The Adviser attempts to consider all factors of its vote that could affect the value of the investment and will vote proxies in the manner that it believes will be consistent with efforts to maximize shareholder values.

●	The Adviser, absent a particular reason to the contrary, generally will vote with management’s recommendations on routine matters. Other matters will be voted on a case-by-case basis.

The Adviser applies its Voting Guidelines in a manner designed to identify and address material conflicts that may arise between the Adviser’s interests and those of its clients before voting proxies on behalf of such clients. The Adviser relies on the following to seek to identify conflicts of interest with respect to proxy voting and assess their materiality:

●	The Adviser’s employees are under an obligation (i) to be aware of the potential for conflicts of interest on the part of the Adviser with respect to voting proxies on behalf of client accounts both as a result of an employee’s personal relationships and due to special

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circumstances that may arise during the conduct of the Adviser’s business, and (ii) to bring conflicts of interest of which they become aware to the attention of certain designated persons.

●	Such designated persons work with appropriate personnel of the Adviser to determine whether an identified conflict of interest is material. A conflict of interest will be considered material to the extent that it is determined that such conflict has the potential to influence the Adviser’s decision-making in voting the proxy. All materiality determinations will be based on an assessment of the particular facts and circumstances. The Adviser shall maintain a written record of all materiality determinations.

●	If it is determined that a conflict of interest is not material, the Adviser may vote proxies notwithstanding the existence of the conflict.

●	If it is determined that a conflict of interest is material, the Adviser’s legal department works with appropriate personnel of the Adviser to agree upon a method to resolve such conflict of interest before voting proxies affected by the conflict of interest. Such methods may include:

●	disclosing the conflict to the Fund’s Board of Trustees and obtaining the consent from Fund’s Board of Trustees before voting;

●	engaging another party on behalf of the Adviser’s client to vote the proxy on its behalf;

●	engaging a third party to recommend a vote with respect to the proxy based on application of the policies set forth herein; or

●	such other method as is deemed appropriate under the circumstances given the nature of the conflict.

●	The Adviser shall maintain a written record of the method used to resolve a material conflict of interest.

Information regarding how the Adviser voted the Fund’s proxies related to the Fund’s portfolio holdings during the most recent 12-month period ended June 30th is available without charge, upon request, by calling (203) 719-1428 or toll-free at (888) 793-8637, and is available on the SEC’s website at http://www.sec.gov.

INVESTMENT ADVISORY SERVICES; related ADMINISTRATION SERVICES

The Adviser

The Trustees have engaged the Adviser to provide investment advice to, and manage the day-to-day business and affairs of, the Fund, in each case under the ultimate supervision of and subject to any policies established by the Board, pursuant to an investment advisory agreement entered into between the Fund and the Adviser, dated as of February 24, 2011, as revised as of July 1, 2015 (the “Investment Advisory Agreement”). The Adviser allocates the Fund’s assets and, thereafter, evaluates regularly each Investment Fund and its Investment Manager to determine whether its investment program is consistent with the Fund’s investment objective and whether its investment performance is satisfactory. The Adviser may reallocate the Fund’s assets among the Investment Funds, redeem its investment in Investment Funds

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and select additional Investment Funds. The Adviser also provides certain administrative services to the Fund, including, among other things, providing office space, handling of shareholder inquiries regarding the Fund, providing shareholders with information concerning their investment in the Fund, coordinating and organizing meetings of the Fund’s Board and providing other support services. The Adviser will perform its duties subject to any policies established by the Trustees.

The Adviser was formed as a Delaware limited liability company on March 16, 2004 and is an indirect, wholly-owned subsidiary of UBS Group AG (“UBS”). The Adviser is registered as an investment adviser under the Advisers Act. The Adviser’s offices are located at 600 Washington Boulevard, Stamford, Connecticut 06901, and the Adviser’s telephone number is (888) 793-8637.

The Investment Advisory Agreement initially was approved by the Board, including each Independent Trustee, on February 24, 2011, and also was approved on such date by the then sole shareholder of the Fund. The Investment Advisory Agreement will continue in effect from year to year if its continuance is approved annually by either the Fund’s Board or the vote of a majority of the outstanding voting securities of the Fund, provided that, in either event, the continuance also is approved by a majority of the Independent Trustees by vote cast in person at a meeting called for the purpose of voting on such approval (or at a meeting held pursuant to exemptive relief from the in-person meeting requirement under Section 15(c) of the Investment Company Act). The Investment Advisory Agreement may be terminated at any time by vote of the Board or by a vote of a majority of the Fund’s outstanding voting securities on 60 days’ written notice to the Adviser or by the Adviser on 60 days’ written notice to the Fund. The Investment Advisory Agreement also provides that it will terminate automatically in the event of its “assignment,” as such term is defined in the Investment Company Act.

The Investment Advisory Agreement provides that, in the absence of willful misfeasance, bad faith or gross negligence by the Adviser of its obligations to the Fund, or reckless disregard of its obligations under the Investment Advisory Agreement, the Adviser and any member, director, officer or employee of the Adviser, or any of their affiliates, will not be liable to the Fund for any error of judgment, mistake of law or any act or omission by such person in connection with the performance of services to the Fund. The Investment Advisory Agreement also provides for indemnification, to the fullest extent permitted by law, by the Fund of the Adviser, and any member, director, officer or employee of the Adviser, and any of their affiliates, against any liability or expense to which such person may be liable that arises in connection with the performance of services to the Fund, provided that the liability or expense is not incurred by reason of the person’s willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the Fund.

During the fiscal years ended March 31, 2023, March 31, 2022 and March 31, 2021, the Fund paid aggregate fees to the Adviser of $6,651,638, $7,529,304 and $10,248,370, respectively, pursuant to the Investment Advisory Agreement.

Portfolio Management

The Fund’s portfolio manager (the “Portfolio Manager”) manages multiple accounts for the Adviser, including registered closed-end management investment companies and private domestic and offshore pooled investment vehicles.

Potential conflicts of interest may arise because of the Portfolio Manager’s management of the Fund and other accounts. For example, conflicts of interest may arise with the allocation of investment transactions and allocation of limited investment opportunities. Allocations of investment opportunities generally could raise a potential conflict of interest to the extent that the Portfolio Manager may have an incentive to allocate investments that are expected to increase in value to preferred accounts. Conversely,

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the Portfolio Manager could favor one account over another in the amount or the sequence in which orders to redeem investments are placed. The Portfolio Manager may be perceived to have a conflict of interest if there are a large number of other accounts, in addition to the Fund, that he is managing on behalf of the Adviser. In addition, the Portfolio Manager could be viewed as having a conflict of interest to the extent that he has an investment in accounts other than the Fund. A potential conflict of interest may be perceived if the Adviser receives a performance-based advisory fee from one account but not another, because the Portfolio Manager may favor the account subject to the performance fee, whether or not the performance of that account directly determines the Portfolio Manager’s compensation. The Adviser periodically reviews the Portfolio Manager’s overall responsibilities to ensure that he is able to allocate the necessary time and resources to effectively manage the Fund.

Other accounts may have investment objectives, strategies and risks that differ from those of the Fund. For these or other reasons, the Portfolio Manager may purchase different investments for the Fund and the other accounts, and the performance of investments purchased for the Fund may vary from the performance of the investments purchased for other accounts. The Portfolio Manager may place transactions on behalf of other accounts that are directly or indirectly contrary to investment decisions made for the Fund, which could have the potential to adversely impact the Fund, depending on market conditions.

The Adviser’s goal is to provide high quality investment services to all of its clients, while meeting its fiduciary obligation to treat all clients fairly. The Adviser has adopted and implemented policies and procedures, including brokerage and trade allocation policies and procedures, that it believes address the conflicts associated with managing multiple accounts for multiple clients. In addition, the Adviser monitors a variety of areas, including compliance with Fund guidelines. Furthermore, senior investment and business personnel at the Adviser periodically review the performance of the Portfolio Manager.

The Portfolio Manager’s compensation is comprised primarily of a fixed salary and a discretionary bonus paid by the Adviser or its affiliates and not by the Fund. A portion of the discretionary bonus may be paid in shares of funds managed by the Adviser or in shares of stock or stock options of UBS, the parent company of the Adviser, subject to certain vesting periods. The amount of the Portfolio Manager’s discretionary bonus, and the portion to be paid in shares of funds managed by the Adviser or in shares of stock or stock options of UBS, is determined by senior officers of the Adviser. In general, the amount of the bonus will be based on a combination of factors, none of which is necessarily weighted more than any other factor. These factors may include: the overall performance of the Adviser; the overall performance of UBS; the profitability to the Adviser derived from the management of the Fund and the other accounts managed by the Adviser; the absolute performance of the Fund and such other accounts for the preceding year; contributions by the Portfolio Manager to assisting in managing the Adviser; participation by the Portfolio Manager in training of personnel; and support by the Portfolio Manager generally to colleagues. The bonus is not based on a precise formula, benchmark or other metric.

The following table lists the number and types of other accounts advised by the Fund’s Portfolio Manager and approximate assets under management in those accounts as of March 31, 2023.

Portfolio Manager	Registered Investment Companies			Pooled Investment Vehicles			Other Accounts
	Number of Accounts		Assets Managed	Number of Accounts		Assets Managed	Number of Accounts		Assets Managed
Edoardo Rulli	2	(1)	$226,855,800	90	(2)	$26,588,132,399	21	(3)	$22,053,768,106

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(1)	Of these accounts, one account with total assets of approximately $124,036,800 charges a performance-based advisory fee.

(2)	Of these accounts, 47 accounts with total assets of approximately $10,519,765,581 charge performance-based advisory fees.

(3)	Of these accounts, three accounts with total assets of approximately $6,400,288,600 charge performance-based advisory fees.

Mr. Rulli does not beneficially own any Shares of the Fund.

CONFLICTS OF INTEREST

The activities of UBS, the Adviser and its affiliates, and Investment Managers may give rise to conflicts of interest that could disadvantage the Fund. This section discusses these and other potential conflicts of interest of which Fund shareholders should be aware.

Adviser Clients

The Adviser’s affiliates are major participants in the equity, fixed-income, global currency, commodity, derivative and other markets. As such, the Adviser’s affiliates may be actively engaged in transactions with and in providing services to Investment Funds in which the Fund is or will be invested, or funds or accounts with the same Investment Manager as the Investment Funds. A dispute between the Adviser’s affiliate and any such Investment Manager or Investment Fund may have an adverse impact on the Fund as an investor in such Investment Fund. Such Investment Fund may sustain losses as a result of the dispute (thus reducing the value of the Fund’s investment), or be subject to litigation (potentially impairing the Fund’s ability to redeem its investment and requiring the Investment Fund to incur litigation-related expenses). The Adviser’s affiliates are not obligated to forgo any claims or waive any rights against an Investment Fund because the Adviser directs or advises its clients, including the Fund, to invest in such Investment Fund.

The Adviser and its affiliates may provide investment management services, discretionary or non-discretionary, to other registered investment companies, private investment funds and accounts that have investment objectives similar or dissimilar to those of the Fund, and that may or may not follow investment programs similar to the Fund, and in which the Fund will have no interest (collectively, “Adviser Clients”). The portfolio strategies of, and the transactions engaged in by, the Adviser and its affiliates used for Adviser Clients may conflict with the investment strategies employed, and transactions engaged in, by the Adviser in managing the Fund, and may adversely affect access to Investment Managers and the availability of Investment Funds in which the Fund may seek to invest. In addition, the Adviser is not restricted from forming additional investment funds, entering into other investment advisory relationships or engaging in other business activities, even if such activities may be in competition with the Fund and/or may involve substantial time and resources of the Adviser and its personnel.

Certain conflicts of interest may also arise from the fact that regulation (e.g., under the Bank Holding Company Act of 1956 or the Investment Company Act) or internal UBS policy may restrict the ability of the Adviser on behalf of the Fund to purchase, sell or be deemed to own or control certain securities. The Adviser and its affiliates may be obligated to divest their proprietary or Adviser Clients’ positions, or refrain from engaging in any transactions, in order for the Fund to make such an investment.

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Investment Decisions

The Adviser and its affiliates may give advice or take action with respect to Adviser Clients that may differ from the advice given or the timing or nature of any action taken with respect to the Fund. The factors that the Adviser may consider in allocating investments among the Fund and the Adviser Clients include, without limitation: the Fund’s or the Adviser Clients’ investment strategies; concentrations and diversification within the Fund’s and the Adviser Clients’ portfolios; tax and regulatory issues; the nature and size of existing portfolio holdings and cash positions; risk/return objectives; and anticipated redemptions (by Adviser Clients other than the Fund) and subscriptions. In certain circumstances, the Adviser may give additional consideration with respect to an allocation if the Fund or an Adviser Client has a substantial amount of available cash.

It is the policy of the Adviser to allocate, to the extent possible, suitable investment opportunities to the Fund and Adviser Clients on a fair and equitable basis over time. However, allocation of investment opportunities may not be made on a pro rata basis among the Fund and Adviser Clients, even where the Fund and such Adviser Clients have substantially similar, or identical, investment objectives. For example, in cases where an investment opportunity may be limited, priority may be given to the Fund or Adviser Clients where the amount involved is below the Adviser’s minimum recommended investment allocation for the Fund or Adviser Clients. Allocations of Investment Funds with limited capacity are subject to approval by the Adviser’s Chief Compliance Officer.

Generally, investment decisions made on behalf of the Fund are made independently of any investment decisions made on behalf of Adviser Clients. The Adviser or its affiliates may determine that an investment opportunity in a particular investment vehicle is appropriate for a particular Adviser Client or for itself or its officers, directors, partners, members or employees, but not for the Fund. Situations also may arise in which the Adviser, its affiliates or Adviser Clients have made investments that would have been suitable for the Fund but, for various reasons, were not pursued by, or available to, the Fund. If the Fund desires to invest in the same Investment Fund as an Adviser Client, the available investment will be allocated fairly and equitably in accordance with the Adviser’s allocation policies and procedures. Decisions in this regard are necessarily subjective and there is no requirement that the Fund participate, or participate to the same extent as the Adviser Clients, in all investments. At times, the Adviser may determine that Adviser Clients and the Fund should take differing positions with respect to a particular investment. In these cases, the Adviser may place separate transactions for one or more Adviser Clients that may affect the value of the investment vehicle, the execution of the transaction or the amount the Fund will be able to invest in the Investment Fund, to the detriment or benefit of one or more Adviser Clients. Placing transactions on behalf of Adviser Clients that are directly or indirectly contrary to investment decisions made for the Fund can have the potential to adversely impact the Fund, depending on market conditions. However, the Adviser will seek to resolve such conflicts in a fair and equitable manner and believes that such risks are mitigated by its allocation policies and procedures.

Certain provisions of the Investment Company Act or the rules and regulations of the SEC thereunder, or any other applicable laws, rules or regulations, may limit or prohibit the Fund from investing in an investment opportunity in which Adviser Clients or the Adviser or its affiliates or any of their respective officers, directors, partners, members or employees are also invested, and the Fund’s investments in certain Investment Funds may be scaled back and/or redeemed due to such limits. For example, the Adviser monitors, and may adjust, ownership levels in Investment Funds to avoid potential affiliated transactions. The Adviser will have no obligation to invest in or withdraw from one of the Fund’s Investment Funds, even though the Adviser invests in or withdraws from such Investment Fund on behalf of an Adviser Client.

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While the Adviser will seek to ensure that neither the Fund nor any Adviser Client will be systematically disadvantaged by the aggregation, placement and allocation of orders and investments, situations may arise in which the investment activities of the Adviser, its affiliates and any of their respective officers, directors, partners, members or employees may disadvantage the Fund. Such situations may be based on, among other things: (i) legal restrictions regarding the combined size of positions that may be taken in an Investment Fund by the Fund and Adviser Clients, thereby limiting the size of the Fund’s position, or even preventing the Fund from investing, in such Investment Fund; and (ii) the difficulty of withdrawing from an Investment Fund where the market cannot absorb the sale of the combined positions of the Fund and the Adviser Clients.

At times, an Investment Fund may agree to reduce the fees charged to Adviser Clients and/or the Fund based on the aggregate amount of their respective investment meeting a certain threshold, or based on the Investment Fund reaching a certain asset level. There may be an incentive, therefore, for Adviser Clients and/or the Fund to invest in such Investment Fund (or remain invested).

The Adviser may advise non-discretionary account clients to invest in the same Investment Funds in which the Fund invests. When seeking capacity in Investment Funds and making investment allocation decisions on behalf of its clients, the Adviser does not make distinctions based on whether a client account is discretionary or non-discretionary or on other non-investment related factors, such as level of fees paid. In the event the Adviser knows that an Investment Fund does not have enough capacity to accommodate the Adviser’s recommended allocations in full, the Adviser will allocate such Investment Fund’s limited capacity among its clients according to the Adviser’s allocation policies and procedures, as described above.

The Adviser creates funds that invest in baskets of Investment Funds, each of which follows a specific strategy. These “basket” funds provide Adviser Clients with access to multiple Investment Managers implementing specific strategies, without having to invest separately in each Investment Fund in the basket. The Adviser occasionally also asks certain Investment Managers to create Investment Funds dedicated for investment by Adviser Clients, which often are available on beneficial terms generally not offered to other clients of such Investment Managers. Certain clients of the Adviser, such as the Fund, may not be able to invest in the “basket” funds or the dedicated Investment Funds due to, for example, certain regulatory constraints and/or matters of suitability.

Investment Managers and Investment Funds

On June 12, 2023, UBS completed its acquisition of Credit Suisse Group AG. The combined entity operates as a consolidated banking group, and the Adviser is now affiliated with CSG. CSG holds a passive, non-controlling, minority economic interest in a select few Investment Managers, certain of which the Adviser, prior to the Acquisition, determined to allocate Fund assets to. CSG generally also holds customary protective rights in connection with its economic interests. The Fund bears, in the ordinary course, the asset-based and incentive fees charged by, and its pro rata share of the expenses of, the Investment Funds advised or sponsored by these Investment Managers, and the revenues received by CSG from these Investment Managers on account of CSG’s economic interests in the Investment Managers will not be reduced or waived on account of the Acquisition. The Adviser may, in its sole discretion, determine to allocate additional Fund assets to Investment Managers in which CSG holds such an interest. For regulatory reasons, the Adviser may not be able to allocate Fund assets to certain Investment Managers in which CSG holds an economic interest.

The Adviser and its affiliates, including the Distributor and CSG, may have other business relationships with Investment Managers or Investment Funds that relate to, among other things, placement agent services, financing, or other investment banking services, borrowing, lending

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or arranging credit, trade execution, clearance and settlement, data, operational and portfolio management support and certain functions associated with prime brokerage, which would entitle them to certain fees, commissions and/or revenues from the Investment Funds, Investment Managers and/or their affiliates. Investment Managers also may receive research products and services in connection with the brokerage services that the Adviser and its affiliates may provide from time to time to one or more accounts managed by the Investment Managers or their affiliates, or to the Fund. Unless otherwise required by law or regulation, the Adviser and its affiliates are not under any obligation to rebate or waive compensation received in connection with the foregoing agreements or arrangements. These relationships, however, could preclude the Fund from engaging in certain transactions and could constrain the Fund’s investment flexibility.

The Adviser will face a potential conflict of interest in making allocation decisions regarding these Investments Managers as (i) CSG receives certain revenues on account of its economic interests in the Investment Managers and/or (ii) the Adviser and its affiliates may receive fees, commissions and/or revenues on account of certain services provided to certain Investment Funds. This potential conflict is heightened to the extent the fees and/or commissions for any such services are based on the assets of the Investment Funds. Further, the Fund’s investment in Investment Funds advised or sponsored by these Investment Managers may cause the Investment Funds to appear more attractive to other investors, which could result in additional subscriptions and assets under management and, therefore, could increase the aforementioned compensation.

To the extent consistent with applicable law, affiliates of the Adviser may execute trades for Investment Funds on both a principal and agency basis. Accordingly, the Adviser will face a potential conflict in evaluating such portfolio managers. Moreover, as a result of certain relationships, UBS and its affiliates may take actions with respect to an Investment Fund, such as making a margin call, that adversely affect such Investment Fund and, therefore, the Fund. The Adviser does not require, or seek to exert any influence on, Investment Managers to utilize one of its affiliates as a service provider or counterparty.

Notwithstanding the foregoing potential conflicts of interest, the Adviser will continue to regard its fiduciary obligations to the Fund and its investors in connection with taking actions with respect to the relevant Investment Funds (e.g., investment decisions, redemption decisions and fee and other business term negotiations), and will make such decisions independent of the aforementioned economic arrangements and business relationships.

Other conflicts of interest may arise from the fact that the Investment Managers and their affiliates generally will be carrying on substantial investment activities for other clients, including other investment funds, in which the Fund will have no interest. The Investment Managers may have financial incentives to favor certain of such accounts over the Investment Funds. Any of their proprietary accounts and other customer accounts may compete with the Fund for specific trades, or may hold positions opposite to positions maintained on behalf of the Fund. The Investment Managers may give advice and recommend securities to, or buy or sell securities for, an Investment Fund or managed account in which the Fund’s assets are invested, which advice or securities may differ from advice given to, or securities recommended or bought or sold for, other accounts and customers even though their investment objectives may be the same as, or similar to, those of the Fund.

Trade Errors

The Adviser reviews all of its potential trade errors in accordance with its trade error policy, and seeks to minimize all trade errors by adopting measures to prevent and correct them. Generally, the Adviser’s trade error policy is that it will not allocate any losses caused by the Adviser to the Fund. The Adviser will face a potential conflict of interest when determining whether a trade is considered an error

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that is reimbursable by the Adviser or as a trade that was not an error and created a loss, but which is not reimbursable by the Adviser. The Adviser’s Chief Compliance Officer will determine whether any transaction is considered a trade error after assessing the facts and circumstances surrounding the transaction.

Transactions with and by UBS Affiliates

The proprietary activities or portfolio strategies of UBS and its affiliates (including the Adviser), and the activities or strategies used for accounts managed by UBS and its affiliates (including the Adviser) for themselves or other Adviser Clients, could conflict with the transactions and strategies employed by an Investment Manager and affect the prices and availability of the securities and instruments in which the Investment Manager invests. Issuers of securities held by the Fund, an Investment Manager and an Investment Fund may have publicly or privately traded securities in which UBS and its affiliates are investors or make a market. The trading activities of UBS and its affiliates generally are carried out without reference to positions held directly or indirectly by the Fund, the Investment Managers or the Investment Funds and may have an effect on the value of the positions so held, or may result in UBS and its affiliates having interests or positions adverse to that of the Fund or the Investment Funds.

Investment Managers may purchase investments that are issued, or are the subject of an underwriting or other distribution, by UBS and its affiliates. An Investment Manager may invest, directly or indirectly, in the securities of companies affiliated with UBS and its affiliates, or in which UBS and its affiliates have a business relationship or an equity or other participation interest. The purchase, holding and sale of such investments by an Investment Manager may enhance the profitability of UBS’s or its affiliates’ own investments in, or other relationships with, such companies. The Adviser may have a conflict of interest when deciding to invest Fund or Adviser Client assets with such Investment Managers where the Adviser is aware of, or becomes aware of, such holdings or relationship.

UBS or its affiliates may lend to issuers of securities that are owned by the Investment Funds, or to affiliates of those issuers, or may receive guarantees from the issuers of those securities. In making and administering such loans, UBS or its affiliates may take actions, including restructuring a loan, foreclosing on the loan, requiring additional collateral from an issuer, charging significant fees and interest to the issuer, placing the issuer in bankruptcy, or demanding payment on a loan guarantee, that may be contrary to the interests of the Fund. If that happens, the security issued by the borrower or the guarantor or the affiliate that is owned by the Fund or the Investment Funds may lose some or all of its value.

The Distributor

UBS Financial Services Inc. (together with any other broker or dealer appointed by the Fund to act as distributor of its Shares, the “Distributor”) acts as the distributor of the Fund’s Shares on a best efforts basis, subject to various conditions, without special compensation from the Fund.

The Adviser or the Distributor intends to compensate the Distributor’s or its affiliates’ financial advisors for their ongoing servicing of clients with whom they have placed Shares in the Fund, and such compensation is based upon a formula that takes into account the amount of client assets being serviced, as well as the investment results attributable to the clients’ assets in the Fund. Additionally, these entities, at their discretion, may charge investors purchasing Shares in the Fund a sales load of up to 2% of the investor’s capital contribution. See “Plan of Distribution” in the Fund’s Prospectus.

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Expenses

The Adviser may incur common costs and expenses for goods and services that may be utilized by the Fund and Adviser Clients (e.g., legal research, service provider costs). While the Adviser will seek to allocate these costs and expenses fairly and equitably among the Fund and Adviser Clients, it is not always possible to allocate such costs on a pro rata basis among all clients benefiting from the product for which such costs and expenses were incurred. Generally, costs and expenses related to products utilized by the Fund and Adviser Clients will be allocated among such entities according to their respective assets under management at the time such costs are incurred, and, therefore, certain clients may benefit subsequently from products that were previously paid for by the Fund and Adviser Clients. The Adviser will not seek retroactively to reallocate costs away from its clients, including the Fund, which may have paid for a product that has been subsequently utilized by Adviser Clients.

Service Providers

The Adviser seeks to select Fund service providers based on objective factors. A conflict may arise, however, in instances where the Adviser considers selecting service providers with which an employee of the Adviser has an existing relationship (through family members or otherwise).

Employees of the Adviser

Employees of the Adviser will be engaged in substantial activities other than on behalf of the Fund, and may have conflicts of interest in allocating their time and activity between the Fund and Adviser Clients. The Adviser and its employees are not required to devote their full business time to the Fund, but will devote as much time to the activities of the Fund as the Adviser deems necessary and appropriate. Employees of the Adviser seeking a position, including as an officer or director/trustee, of an entity unaffiliated with the Adviser, must obtain approval from UBS before accepting such position. Generally, UBS will not approve such requests if the position requires time commitments that may affect the employee’s ability to perform his or her duties or if the unaffiliated entity engages in commercial activities similar, or related, to those of the Adviser. If approved, any such activity could be viewed as creating a conflict of interest in that such personnel may not be able to devote the same time and effort to the Fund.

Employees of the Adviser may choose to personally invest, directly and indirectly, in certain, but not all, of the funds advised by the Adviser. It is expected that, if such investments are made, the size and nature of these investments will change over time. The employees are not required to keep any minimum investment in any of the funds managed by the Adviser.

Employees of the Adviser may have access to confidential information related to investments by the Fund or Adviser Clients in Investment Funds. Generally, it is the Adviser’s policy that employees and their family members may not invest in Investment Funds in which the Fund or an Adviser Client is invested. Any exceptions to this policy must be approved by the Adviser’s Chief Compliance Officer, who will seek to ensure compliance with applicable law and minimize any conflicts arising from such investment.

Gifts and Entertainment

The Adviser’s employees may receive gifts and forms of entertainment from certain entities or persons doing business with the Fund, including, but not limited to, Investment Managers, the Fund administrator, the Custodian and the Fund’s independent public accounting firm. To the extent that employees of the Adviser receive gifts and forms of entertainment, there may be an incentive for such

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employees to sustain or expand the relationship with the entity or persons providing the gifts and entertainment. The Adviser maintains policies and procedures in accordance with acceptable industry standards regarding the receipt of gifts and entertainment, as well as charitable contributions.

The Adviser, its affiliates and its employees may provide gifts and entertainment to entities such as pension consultants, trustees or fiduciaries, subject to UBS group policies. Additionally, the Adviser, its affiliates and its employees may make permitted political contributions to public officials or candidates who support policies, legislation, regulations or other matters that are favorable to or supported by the Adviser, including matters that may not necessarily be favorable to or supported by the Fund or shareholders. To the extent the Adviser provides any gifts/entertainment or makes political contributions it will need to ensure such items are not prohibited by applicable laws or regulations. The Adviser monitors the level of such gifts/entertainment and compiles periodic reports for supervisory persons of the Adviser to review.

Voting Interests in Investment Funds

To avoid becoming subject to certain Investment Company Act prohibitions with respect to affiliated transactions, the Fund may elect to own, together with certain Adviser Clients, less than 5% of the voting securities of each Investment Fund, although the aggregate economic investment in an Investment Fund may exceed 5%. This limitation on owning voting securities is intended to ensure that an Investment Fund is not deemed an “affiliated person” of the Fund for purposes of the Investment Company Act, which may, among other things, impose limits on transactions with the Investment Fund, both by the Fund and Adviser Clients. As disclosed under the caption “Risk Factors—Investments in Non-Voting Stock; Inability to Vote” in the Fund’s Prospectus, the Fund may enter into contractual arrangements under which the Fund irrevocably waives its rights (if any) to vote its interests in an Investment Fund. Adviser Clients may also waive their voting rights in a particular Investment Fund. The Adviser will decide whether the Fund will waive such voting rights and, in making these decisions, will consider the size of the Fund’s investment and that of the Adviser Clients in the particular Investment Funds. These voting waiver arrangements may increase the ability of the Fund and other clients of the Adviser to invest in certain Investment Funds. However, to the extent the Fund contractually forgoes the right to vote the securities of an Investment Fund, the Fund may not be able to vote on, or may have limited voting rights with respect to, matters that require the approval of the interest holders of the Investment Fund, including matters adverse to the Fund’s interests.

The BHCA and regulations of the Federal Reserve may also restrict the Fund’s activities if the Federal Reserve, at any time, determines that UBS “controls” the Fund for purposes of the BHCA. The Adviser is subject to the BHCA provisions for funds in which UBS and its affiliates control, directly or indirectly, above a certain percentage, in the aggregate, of (a) the outstanding units of any class of voting securities or (b) the total equity (including subordinated debt) of certain issuers, including the Fund. All investment funds managed by the Adviser which are also “controlled” by UBS will be aggregated together for purposes of determining the maximum limit of how much can be invested in an Investment Fund. Therefore, the Fund may be limited in the amount of an Investment Fund it may hold due to these regulations. Similarly, regulatory constraints imposed on Adviser Clients, including under the BHCA and Federal Reserve regulations, may lead the Adviser to limit, or reduce, Fund and/or Adviser Client positions in certain Investment Funds to accommodate such constrained Adviser Clients. See “BHCA Considerations.”

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Administrator

BNY Mellon Investment Servicing (US) Inc., as fund administrator (the “Fund Administrator”), generally is responsible for calculating the net asset value of the Fund, which determines the performance of the investors’ investment in the Fund, as well as the amount of fees the Fund pays the Adviser.

In circumstances where an Investment Fund has suspended its net asset value or where the Fund Administrator otherwise determines the net asset value reported by an Investment Fund is unreliable, the Fund Administrator may seek the opinion of the Adviser as how to price such Investment Fund. To the extent the Adviser gives its opinion pursuant to its established written valuation policies and procedures, an incentive exists to obtain higher valuations for such Investment Funds since the compensation it receives from the Fund is based on such valuations.

Banking Regulation

Certain conflicts of interest may arise between the Adviser or its affiliates (including UBS), on the one hand, and the Fund, on the other hand, related to the application of certain banking laws. See “BHCA Considerations.”

BHCA CONSIDERATIONS

The Adviser, UBS and their affiliates are subject to certain U.S. and non-U.S. banking laws, including the BHCA, and to regulation by the Federal Reserve. The BHCA applies to UBS, its subsidiaries and other companies it controls (“UBS and its Affiliates”) for BHCA purposes. The BHCA and other applicable banking laws, rules, regulations, guidelines and the interpretations thereof by the staff of the regulatory agencies which administer them, may restrict the transactions and relationships between the Adviser and/or UBS and its Affiliates, on the one hand, and the Fund, on the other hand, and may restrict the investments, activities and/or transactions of the Fund.

The BHCA and the regulations of the Federal Reserve may also restrict the Fund’s activities if the Federal Reserve, at any time, determines that UBS “controls” the Fund for purposes of the BHCA. In such a case, the Fund would, itself, be subject to the provisions of the BHCA. It is not expected that the BHCA, or other existing U.S. banking laws or regulations, would materially adversely affect the Fund. There can be no assurance, however, that any changes in U.S. bank regulatory requirements would not have a material adverse effect on the Fund’s investment program or performance.

Under the BHCA provisions that are applicable to bank holding companies which are not also FHCs (as defined below), UBS and its Affiliates may be prohibited from owning or controlling, directly or indirectly, above a certain percentage, in the aggregate, of (a) the outstanding shares of any class of voting securities or (b) the total equity (including subordinated debt) of certain issuers (the “Equity Limit”). In many cases, the Equity Limit may be as low as five percent (5%) of any class of voting securities or twenty-five percent (25%) of total equity. UBS would also be prohibited from exercising a “controlling influence over the management or policies” of certain issuers. If UBS is deemed to control the Fund for BHCA purposes, the holdings of the Fund would be aggregated with those of UBS and its Affiliates for purposes of determining the Equity Limit with respect to any issuer, and any restrictions on holding securities of an issuer due to the Equity Limit or other requirements under the BHCA will apply to UBS, its affiliates and the Fund in the aggregate.

If UBS and its direct and indirect subsidiaries in the aggregate exceed the Equity Limit with respect to the Fund, under BHCA section 4(c), the activities of the Fund would need to comply with the nonbanking activities restrictions. In addition, if UBS and its direct and indirect subsidiaries in the aggregate control the Fund, the activities of the Fund would need to comply with the nonbanking activities restrictions and the Fund’s investments would be aggregated with UBS’s investments for the

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purposes of applying the Equity Limit to, and determining control of, companies in which the Fund invests.

The foregoing limits may have a material adverse effect on the activities and performance of the Fund in that they may restrict the activities, types of investments and size of investments by the Fund. UBS and its direct and indirect subsidiaries are not obligated to divest any investments or refrain from engaging in any transactions or activities in order to permit the Fund to own or retain any particular investment or engage in any particular activity, but the Fund may be required to divest particular investments to bring UBS into compliance with BHCA section 4(c).

The BHCA authorizes a bank holding company or non-U.S. bank, if it meets certain criteria, to elect to become a financial holding company (“FHC”). UBS elected to become an FHC in April 2000. An FHC may engage in and may acquire companies engaged in a wide range of activities that are “financial in nature” (or in some circumstances “incidental” or “complementary” to financial activities), including certain banking, securities, merchant banking and insurance activities. As an FHC, should UBS and its direct and indirect subsidiaries in the aggregate exceed the Equity Limit with respect to, or be deemed to control, the Fund, UBS may elect to treat its investment in the Fund as a merchant banking activity. Investments made by an FHC under the merchant banking authority are not subject to the Equity Limit, and companies controlled by an FHC under the merchant banking authority are not subject to the BHCA section 4(c) nonbanking activities restrictions. However, such investments are subject to the provisions of the BHCA and regulations of the Federal Reserve governing merchant banking activities by FHCs (“Merchant Banking Regulations”). To comply with the Merchant Banking Regulations, certain features of the Fund’s structure might need to be modified and the organizational documents of the Fund may be amended, if necessary, to effect such changes. Under the Merchant Banking Regulations, among other things, an FHC may only hold an investment made in a particular “portfolio company” (as defined in the Merchant Banking Regulations) for a period of 10 years, or must obtain the approval of the Federal Reserve to hold the investment for a longer period.

Alternatively, UBS and its direct and indirect subsidiaries in the aggregate could structure any investment in the Fund to ensure that they do not exceed the Equity Limit with respect to, or are not deemed to control, the Fund. To accomplish this result, UBS could, for example, make a minimum investment in the Fund (which could be zero) and remove all indicia of control recognized by the BHCA and the Federal Reserve.

UBS is under no obligation to utilize its merchant banking authority in connection with the Fund’s investments or activities. The ability of UBS to utilize its merchant banking authority is wholly dependent on UBS maintaining its FHC status. Nor are UBS or its subsidiaries, including the Adviser, under any obligation to take any steps that would prohibit the Fund from being deemed to be controlled by UBS or that would cause the Fund, if deemed to be controlled by UBS, to no longer be controlled by UBS. There can be no assurance that the Fund will ever cease to be subject to the BHCA or other banking laws. There can be no assurance that the bank regulatory requirements applicable to the Fund, or any change in such requirements, would not have a material adverse effect on the Fund’s investment program or performance.

In addition, the Dodd-Frank Act amended the BHCA to include the Volcker Rule, which generally prohibits a banking entity, including UBS and its Affiliates, from acquiring or retaining any ownership interest in or sponsoring a hedge fund or a private equity fund, subject to certain narrow exceptions. At this time, the Volcker Rule is not expected to have a material adverse effect on the Fund. While UBS is expected to be an investor in the Fund, it is not expected that such holdings would be prohibited, since it is expected that UBS would be acting solely as agent or nominee with regard to any Shares held and would not be investing proprietary money beyond that permitted by an exception. (In

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contrast, employees of UBS and its Affiliates, including the Adviser, who are not directly engaged in providing services to the Fund will, most likely, be prohibited from investing in the Fund.)

The Adviser may in the future, in its sole discretion, and without notice to or consent of the investors, take such action as it determines is necessary or appropriate in order to comply with the BHCA, including the Volcker Rule, or regulations promulgated thereunder to reduce, eliminate or otherwise modify the impact or applicability of such law or regulation to the Adviser, its affiliates (including UBS) or the Fund. While the Adviser will have regard to its fiduciary obligations to the Fund and its investors in taking any such actions, the Fund and/or the investors may nevertheless be materially and adversely affected. In determining their responses to regulations, the Adviser and its affiliates, subject to its fiduciary obligations, will take account of their own business interests, which may conflict with the interests of investors.

TAX ASPECTS

The following discussion is a general summary of the material U.S. federal income tax considerations relevant to the Fund, the Fund’s qualification and taxation as a RIC for U.S. federal income tax purposes under Subchapter M of the Code and the purchase, ownership and disposition of Shares.

This summary does not purport to be a complete description of all of the income tax considerations applicable to such purchase, ownership or disposition. For example, it does not describe all of the tax consequences that may be relevant to certain types of holders of Shares subject to special treatment under U.S. federal income tax laws, including tax-exempt organizations, partnerships or other pass-through entities (including S corporations) and their owners, insurance companies, dealers in securities, a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings, pension plans, banks, trusts and other financial institutions, real estate investment trusts (“REITs”), RICs, U.S. persons with a functional currency other than the U.S. dollar, non-U.S. shareholders (as defined below), persons who have ceased to be U.S. citizens or to be taxed as residents of the United States, “controlled foreign corporations,” “passive foreign investment companies,” and persons that will hold Shares as a position in a “straddle,” “hedge,” or as part of a “constructive sale” for U.S. federal income tax purposes. This summary assumes that shareholders hold Shares as capital assets (within the meaning of the Code). The discussion is based upon the Code, its legislative history, existing and proposed regulations, and published rulings and court decisions all as currently in effect, all of which are subject to change or differing interpretations, possibly retroactively, which could affect the continuing accuracy of this discussion. The Fund has not sought, and will not seek, any ruling from the Internal Revenue Service (“IRS”) regarding any matter discussed herein, and this discussion is not binding on the IRS. Accordingly, there can be no assurance that the IRS will not assert, and a court will not sustain, a position contrary to any of the tax consequences discussed herein. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if the Fund were to invest in tax-exempt securities or certain other investment assets. For purposes of this discussion, a “U.S. shareholder” generally is a beneficial owner of Shares who is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof, including, for this purpose, the District of Columbia;

●	a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons (as defined in the Code) have the

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authority to control all of the substantial decisions of the trust, or (ii) the trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes; or

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

For purposes of this discussion, a “non-U.S. shareholder” generally is a beneficial owner of Shares that is not a U.S. holder or a partnership (or an entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds the Fund's Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Prospective beneficial owners of the Fund's Shares that are partnerships or partners in such partnerships are urged to consult their tax advisers with respect to the purchase, ownership and disposition of the Fund's Shares.

Tax matters are very complicated and the tax consequences to a holder of Shares will depend on the facts of such shareholder’s particular situation. Each shareholder is urged to consult such shareholder’s tax advisors regarding the specific tax consequences of purchasing, owning and disposing of Shares.

Qualification as a Regulated Investment Company; Tax Treatment

The Fund has elected to be treated, and intends to comply annually with the requirements necessary to qualify, as a RIC under Subchapter M of the Code. If the Fund (i) qualifies as a RIC and (ii) satisfies certain annual distribution requirements, described below, then the Fund generally will not be subject to U.S. federal income tax on the portion of its investment company taxable income and net capital gain (generally, net long-term capital gain in excess of net short-term capital loss) that it timely distributes (or is deemed to distribute) to holders of Shares. The Fund will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gain not distributed (or deemed distributed) to holders of Shares.

To qualify as a RIC, the Fund must, among other things: (a) derive in each taxable year (the “90% gross income test”) at least 90% of its gross income from dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stocks, securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts, and gain from certain deemed inclusions) derived with respect to its business of investing in such stocks, securities or currencies, or net income from interests in “qualified publicly traded partnerships” (as defined in the Code) (all such income items, “qualifying income”); (b) timely distribute (or be deemed to timely distribute) to its shareholders on an annual basis at least 90% of its investment company taxable income for each taxable year (the “annual distribution requirement”); and (c) diversify its holdings (the “asset diversification test”) so that, at the end of each quarter of the taxable year, (i) at least 50% of the value of the Fund’s total assets is represented by cash, cash equivalents, U.S. government securities, securities of other RICs and other securities that, with respect to any one issuer, do not represent more than 5% of the value of the Fund’s total assets or more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% (the “25% test”) of the value of its total assets is invested in the securities (other than U.S. Government securities or the securities of other RICs) of a single issuer, two or more issuers that the Fund controls (within the meaning of the Code) and that are engaged in the same, similar or related trades or businesses, or one or more “qualified publicly traded partnerships” (as defined in the Code).

For the purpose of determining whether the Fund satisfies the 90% gross income test and the asset diversification test, the character of the Fund’s distributive share of items of income, gain, losses, deductions and credits derived through any Investment Funds that are properly treated as partnerships, or are otherwise treated as disregarded from the Fund for U.S. federal income tax purposes (other than certain publicly traded partnerships) generally will be determined as if the Fund realized such tax items in the same manner as realized by those Investment Funds. Further, for purposes of applying the 25% test,

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the Fund generally will be required to take into account a proportion of the securities held by any Investment Fund or other entity, in each case, that is a member of the Fund’s “controlled group” (within the meaning of the Code).

If the Fund fails the 90% gross income test for a taxable year it may be eligible for relief provisions under the Code if (i) the RIC satisfies certain procedural requirements, and (ii) the RIC’s failure to satisfy the gross income test is due to reasonable cause and not due to willful neglect. However, in such case, a tax is imposed on the RIC for the taxable year in which, absent the application of the above cure provision, it would have failed the gross income test equal to the amount by which the RIC’s non-qualifying gross income exceeds one-ninth of the RIC’s qualifying gross income, each as determined for purposes of applying the gross income test for such year. A RIC that fails the asset diversification test as of the end of a quarter shall nevertheless be considered to have satisfied the test as of the end of such quarter in the circumstances described below.

If the RIC’s failure to satisfy the asset diversification test at the end of the quarter is due to the ownership of assets, the total value of which does not exceed the lesser of (i) one percent of the total value of the RIC’s assets at the end of such quarter and (ii) $10,000,000 (each, a “de minimis failure”), the RIC shall be considered to have satisfied the asset diversification test as of the end of such quarter if, within six months of the last day of the quarter in which the RIC identifies that it failed the asset diversification test (or such other prescribed time period), the RIC either disposes of assets in order to satisfy the asset diversification test, or otherwise satisfies the asset diversification test.

In the case of a failure to satisfy the asset diversification test at the end of a quarter under circumstances that do not constitute a de minimis failure, a RIC shall nevertheless be considered to have satisfied the asset diversification test as of the end of such quarter if: (i) the RIC satisfies certain procedural requirements; (ii) the RIC’s failure to satisfy the asset diversification test is due to reasonable cause and not due to willful neglect; and (iii) within six months of the last day of the quarter in which the RIC identifies that it failed the asset diversification test (or such other prescribed time period), the RIC either disposes of the assets that caused the asset diversification failure in order to satisfy the asset diversification test, or otherwise satisfies the asset diversification test. However, in such case, a tax is imposed on the RIC, at the highest stated corporate income tax rate (currently 21%), on the net income generated by the assets that caused the RIC to fail the asset diversification test during the period for which the asset diversification test was not met. In all events, however, such tax will not be less than $50,000.

If, before the end of any quarter of its taxable year, the Fund believes that it may fail the asset diversification test, the Fund may seek to take certain actions to avert such a failure. However, the action frequently taken by RICs to avert such a failure, the disposition of non-diversified assets, may be difficult for the Fund to pursue because of the limited liquidity of the interests in the Investment Funds. While general cure provisions apart from those discussed above afford the Fund a 30-day period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified assets, the constraints on the Fund’s ability to do so may limit utilization of this cure period and, possibly, the extended cure period discussed above.

As a RIC, the Fund generally will not be subject to corporate-level U.S. federal income tax on its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses, but determined without regard to the deduction for dividends paid) and net capital gains (the excess of net long-term capital gains over net short-term capital losses), if any, that it distributes to shareholders, provided that it meets the annual distribution requirement. The Fund intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income, net tax-exempt income, and net capital gains. Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement,

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described below, are subject to a nondeductible 4% excise tax. To prevent imposition of the excise tax, the Fund generally must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income (not taking into account any capital gains or losses), generally determined on a calendar year basis, (ii) 98.2% of its capital gain net income, determined under prescribed rules for this purpose (which generally is computed on the basis of the one-year period ending on October 31st of such year), and (iii) any ordinary income and capital gain net income from previous years that was not distributed during those years and on which the Fund paid no U.S. federal income tax. The Fund generally intends to make distributions sufficient to avoid imposition of this excise tax, although there can be no assurance that it will be able to do so (together, the “excise tax distribution requirement”).

If the Fund does not qualify as a RIC or fails to satisfy the annual distribution requirement in any taxable year, and if the Fund is not eligible for relief under the savings provisions described above, all of its taxable income will be subject to corporate-level U.S. federal income tax at regular corporate rates without any deduction for distributions to shareholders. In addition, all distributions (including distributions of net capital gain) will be taxed to their recipients as dividend income to the extent of the Fund’s current and accumulated earnings and profits.

The Fund's qualification and taxation as a RIC depends upon its ability to satisfy on a continuing basis, through actual, annual operating results, distribution, income and asset, and other requirements imposed under the Code. However, no assurance can be given that the Fund will be able to meet the complex and varied tests required to qualify as a RIC or to avoid corporate level tax. In addition, because the relevant laws may change, compliance with one or more of the RIC requirements may be impossible or impracticable.

Although the Adviser expects that the Fund will operate in a manner to qualify continuously as a RIC, the Fund may decide in the future to be taxed as a C corporation, even if the Fund would otherwise qualify as a RIC if the Fund determines that treatment as a C corporation for a particular year would be in the Fund’s best interests. The remainder of this discussion assumes that the Fund will continuously qualify as a RIC for each taxable year.

Taxation of U.S. Shareholders

The following discussion applies only to U.S. shareholders. If you are not a U.S. shareholder this section does not apply to you.

Distributions. The Fund will ordinarily declare and pay dividends from its net investment income and distribute net realized capital gains, if any, once a year. The Fund, however, may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the Investment Company Act.

Distributions by the Fund generally are taxable to holders of Shares as ordinary income or capital gain. Distributions of the Fund’s investment company taxable income (which generally is the Fund’s ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to holders of Shares to the extent of the Fund’s current and accumulated earnings and profits, whether paid in cash or reinvested in additional Shares of the Fund. To the extent the dividends are attributable to dividends from U.S. corporations and certain foreign corporations, such dividends that are paid to non-corporate shareholders may, in certain cases, be eligible for treatment as “qualified dividend income,” which is subject to tax at rates equivalent to long-term capital gain tax rates. Distributions of the Fund’s net capital gain (generally, the excess of the Fund’s net long-term capital gain over its net short-term capital loss) properly reported by the Fund as “capital gain dividends” will be taxable to holders of Shares as long-term capital gains (which, under current law, are taxed at preferential rates in the case of individuals, trusts or estates) and will not be eligible for the dividends-received deduction or treatment as “qualified dividend income.” This is true regardless of such holder’s holding periods for the Shares and regardless of whether the dividend is paid in cash or reinvested in additional Shares. Distributions out of current or accumulated earnings and profits also generally will not be eligible for the 20% pass through deduction under Section 199A of the Code, although qualified REIT dividends earned by the Fund may qualify for the deduction under Section 199A of the Code. Ordinary income generally cannot be offset with capital losses from other sources. As

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discussed below under the caption “—Fund Investments—Investments in Passive Foreign Investment Companies,” a substantial portion of the Fund’s distributions to its shareholders may be taxable as ordinary income and may not be eligible for the dividends-received deduction or treatment as “qualified dividend income.” The Fund will inform its shareholders of the amount and character of its distributions to shareholders.

Distributions by the Fund that are, or are considered to be, in excess of the Fund’s current and accumulated earnings and profits for the taxable year in which the distribution is made will reduce the adjusted tax basis of a shareholder’s Shares (but not below zero) and, to the extent in excess of a shareholder’s tax basis, will be treated as capital gain. Any such distributions that reduce the adjusted tax basis of a shareholder’s Shares (but not below zero) represent a return of capital and, as such, will not be subject to tax at the time of the distribution. Such distributions, because they reduce the adjusted tax basis of a shareholder’s Shares, may result in an increase in the amount of income or gain (or decrease in the amount of loss) that a shareholder will recognize for U.S. federal income tax purposes upon the disposition of such shareholder’s Shares or upon certain subsequent distributions in respect of such Shares. As a result, any such distributions may result in a shareholder paying higher taxes at a later date.

Similarly, as discussed below under the caption “Income from Repurchases and Transfers of Shares,” if a repurchase of a shareholder’s Shares by the Fund does not qualify for sale or exchange treatment, the shareholder may, in connection with such repurchase, be treated as having received, in whole or in part, a taxable dividend, a tax-free distribution or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the shareholder’s tax basis in the relevant Shares repurchased. The tax basis in the Shares repurchased by the Fund, to the extent remaining after any dividend and tax-free distributions with respect to those Shares, will be reallocated, pro rata, among the bases of the selling shareholder’s remaining Shares.

Distributions paid by the Fund will be reinvested in additional Shares of the Fund unless a shareholder “opts out” (elects not to reinvest in Shares). The tax treatment of dividends and capital gain distributions will be the same whether the shareholder takes them in cash or reinvests them to purchase additional Shares.

In addition to the Fund’s dividend reinvestment plan, the Fund may choose to pay a majority of a required dividend in Shares rather than cash. In order for the distribution to qualify for the annual distribution requirement, the dividend must be payable at the election of each shareholder in cash or Shares (or a combination of the two), but may have a “cash cap” that limits the total amount of cash paid to not less than 20% of the entire distribution. If shareholders in the aggregate elect to receive an amount of cash greater than the Fund’s cash cap, then each shareholder that elected to receive cash will receive a pro rata share of the cash and the rest of their distribution in Shares. The value of the portion of the distribution made in Shares will be equal to the amount of cash for which the Shares are substituted, and the Fund’s U.S. stockholders will be subject to tax on such amount as though they had received cash.

The Fund may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained. In such case, it may report the retained amount as undistributed capital gains to its shareholders, who will be treated as if each shareholder received a distribution of his or her pro rata share of such gain, with the result that each shareholder will (i) be required to report his or her pro rata share of such gain on his or her tax return as long-term capital gain, (ii) receive a refundable tax credit for his or her pro rata share of tax paid by the Fund on the gain, and (iii) increase the tax basis for his or her Shares by an amount equal to the deemed distribution less the tax credit.

A U.S. stockholder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will generally be subject to a 3.8% tax on the lesser of (i) the U.S.

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stockholder’s “net investment income” for a taxable year and (ii) the excess of the U.S. holder’s modified adjusted gross income for such taxable year over $200,000 ($250,000 in the case of joint filers). For these purposes, “net investment income” will generally include interest and taxable distributions and deemed distributions and net gain attributable to the disposition of Shares but will be reduced by any deductions properly allocable to such distributions or net gain.

As a result of the Fund’s status as a RIC under Subchapter M of the Code, the character (i.e., ordinary or capital) and timing (i.e., short-term gain or long-term gain) of income earned by the Fund generally will pass through to holders of Shares. As a result, the types of investments that the Fund makes may affect the amount and character of dividends or other distributions that a holder of Shares receives from the Fund.

The Fund may include in its taxable income certain amounts that it has not yet received in cash. For example, if an Investment Fund holds corporate stock with respect to which Section 305 of the Code requires inclusion in income of amounts of deemed dividends even if no cash distribution is made, the Fund must include in its taxable income in each year the full amount of its applicable share of the Fund’s allocable share of these deemed dividends. The Fund also may have to include in its taxable income other amounts that it has not yet received in cash, such as accruals on a debt instrument issued with original issue discount or “payment-in-kind” interest held by an Investment Fund. As a result, the Fund may be required to make distributions to shareholders in order to satisfy the annual distribution requirement and/or the excise tax distribution requirement, even though it will have not received any corresponding cash payments.

Income from Repurchases and Transfers of Shares. A repurchase of Shares by the Fund will be a taxable transaction to the selling shareholder for U.S. federal income tax purposes, either as a “sale or exchange,” or, under certain circumstances, as a “dividend.” In general, the transaction should be treated as a sale or exchange of Shares to the selling shareholder if the receipt of cash results in a meaningful reduction in such shareholder’s proportionate interest in the Fund or results in a “complete redemption” of such shareholder’s interest, in each case applying certain constructive ownership rules under the Code.

If the repurchase of a shareholder’s Shares qualifies for sale or exchange treatment, such selling shareholder generally will recognize gain or loss equal to the difference between the amount received in exchange for the repurchased Shares and the adjusted tax basis of those Shares. Such gain or loss will be capital gain or loss if the repurchased Shares were held by such selling shareholder as capital assets, and generally will be treated as long-term capital gain or loss if the selling shareholder held, or is treated as having held, the repurchased Shares for more than one year, or as short-term capital gain or loss if the selling shareholder held, or is treated as having held, the repurchased Shares for one year or less. However, if a selling shareholder received any long-term capital gain distributions in respect of the repurchased Shares (including, for this purpose, amounts credited as undistributed capital gains in respect of those Shares) and such shareholder held, or is treated as having held, the repurchased Shares for six months or less, any loss realized by such shareholder will be treated as long-term capital loss to the extent that it offsets the long-term capital gain distributions.

If the repurchase of a shareholder’s Shares does not qualify for sale or exchange treatment, such shareholder may be treated as having received, in whole or in part, a taxable dividend, a tax-distribution or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) such shareholder’s tax basis in the relevant Shares. The tax basis in the Shares repurchased by the Fund, to the extent remaining after any dividend and tax-free distributions (up to the amount of the shareholder’s adjusted basis) with respect to those Shares, will be reallocated, pro rata, among the bases of such shareholder’s remaining Shares.

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If the Fund repurchases Shares that were purchased by a shareholder on or after January 1, 2012 (“Covered Shares”), the Fund will be required to report to the IRS, and to furnish to each shareholder, the cost basis and holding period for the Covered Shares repurchased by the Fund. The Fund has elected the average cost single category (“ACSC”) method as the default cost basis method for purposes of this requirement. If a shareholder wishes to accept the ACSC method as its default cost basis calculation method in respect of the Covered Shares in its account, the shareholder does not need to take any additional action. If, however, a shareholder wishes to affirmatively elect an alternative cost basis calculation method in respect of the Covered Shares in its account, the shareholder must contact the Fund Administrator to obtain and complete a cost basis election form. The cost basis method applicable to a particular Share repurchase may not be changed after the valuation date established by the Fund in respect of that repurchase.

A sale of Shares, other than in the context of a repurchase of Shares by the Fund, generally will have the same tax consequences as described above in respect of a Share repurchase that qualifies for “sale or exchange” treatment.

If a shareholder recognizes a loss with respect to Shares in excess of certain prescribed thresholds (generally, $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder), the shareholder must file with the IRS a disclosure statement on Form 8886. The fact that a loss is reportable as just described does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper.

Fund Investments.

Investments in Flow-Through Vehicles. The Fund will invest a portion of its assets in Investment Funds, some of which may be classified as partnerships for U.S. federal income tax purposes. An entity that is treated as a partnership for U.S. federal income tax purposes (and not an association or publicly traded partnership taxable as a corporation) is not itself generally subject to U.S. federal income tax. Instead, each partner of the partnership is required to take into account such shareholder’s distributive share of the partnership’s net capital gain or loss, net short-term capital gain or loss, deduction, credit and other items of ordinary income or loss (including all items of income, gain, loss, deduction and credit allocable to that partnership from investments in other partnerships) for each taxable year of the partnership ending with or within the partner’s taxable year in order to compute such shareholder’s U.S. federal income tax liability. Each such item will have the same character to a partner, and generally will have the same source (either United States or foreign), as though the partner realized the item directly. Partners of a partnership must report these items regardless of the extent to which, or whether, the partnership or the partners receive cash distributions for such taxable year. Accordingly, the Fund may be required to recognize items of taxable income and gain prior to the time that any corresponding cash distributions are made to or by the Fund and certain Investment Funds (including in circumstances where investments by the Investment Funds, such as investments in debt instrument with “original issue discount,” generate income prior to a corresponding receipt of cash). In such case, the Fund may have to dispose of assets, including interests in Investment Funds, which it might otherwise have continued to hold in order to generate cash. Similarly, the Fund may have to withdraw from or dispose of interests in Investment Funds that it would otherwise have continued to hold, or devise other methods of cure, to the extent certain Investment Funds earn income of a type that is not qualifying income for purposes of the 90% gross income test or hold assets that could cause the Fund not to satisfy the diversification test.

Investments in Passive Foreign Investment Companies. A substantial portion of the Fund’s assets may be invested in non-U.S. Investment Funds that are classified as PFICs. The Fund may be subject to U.S. federal income tax, at ordinary income rates, on a portion of any “excess distribution” (within the meaning of the Code) or gain from the disposition of such interests even if such income is distributed as a

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taxable dividend by the Fund to its shareholders. Additional charges in the nature of interest may be imposed on the Fund in respect of deferred taxes arising from such distributions or gains. If an election is made to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), then the Fund would be required, in lieu of the foregoing requirements, to include in income each year a portion of the QEF’s ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively), even if such gain were not distributed to the Fund. Any required inclusions from the QEF will be considered qualifying income for purposes of the 90% gross income test. If the QEF incurs losses for a taxable year, these losses will not pass through to the Fund and, accordingly, cannot offset other income and/or gains of the Fund. The QEF election may not be able to be made with respect to certain PFICs because of certain requirements that the PFICs themselves would have to satisfy. Alternatively, in certain cases, an election can be made to mark-to-market at the end of each taxable year the shares in a PFIC. In this case, the Fund would recognize as ordinary income its share of any increase in the value of such shares, and as ordinary loss its share of any decrease in their value, to the extent it did not exceed its share of prior increases in income. Under either election, the Fund might be required to recognize income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during the applicable year and such income would nevertheless be subject to the distribution requirement and would be taken into account under prescribed timing rules for purposes of the 4% excise tax (described above). Dividends paid by PFICs will not be treated as “qualified dividend income.” In certain cases, the Fund will not be the party legally permitted to make the mark-to-market election or QEF election in respect of indirectly held PFICs and, in such cases, will not have control over whether the party within the chain of ownership that is legally permitted to make the mark-to-market election or QEF election will do so. The Fund intends to make a mark-to-market election with respect to certain of its non-U.S. Investment Funds that are PFICs, with the result that a substantial portion of the Fund’s income and gains may be ordinary in nature (and not eligible for distribution to shareholders as capital gain dividends or as “qualified dividend income”). In addition, in certain circumstances, amounts included in the Fund’s income as a result of holding the stock of a PFIC may impact the Fund’s ability to meet the requirements necessary to continue to qualify as RIC.

Investments in Controlled Foreign Corporations. If the Fund holds more than 10% of the shares in a foreign corporation that is treated as a CFC, the Fund may be treated as receiving a deemed distribution (taxable as ordinary income or, if eligible, the preferential rates that apply to "qualified dividend income") each year from such foreign corporation in an amount equal to its pro rata share of the foreign corporation's income for the tax year (including both ordinary earnings and capital gains), whether or not the foreign corporation makes an actual distribution during such year. This deemed distribution is required to be included in the income of a U.S. shareholder of a CFC regardless of whether the shareholder has made a QEF election with respect to such CFC (as discussed above). In general, a foreign corporation will be classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. shareholders. A "U.S. shareholder," for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined value or voting power of all classes of shares of a corporation. If the Fund is treated as receiving a deemed distribution from a CFC, the Fund will be required to include such distribution in its investment company taxable income regardless of whether the Fund receives any actual distributions from such CFC, and the Fund must distribute such income to satisfy the Annual Distribution Requirement and the Excise Tax Distribution Requirement. Income inclusions from a foreign corporation that is a CFC is "good income" for purposes of the 90% Gross Income Test regardless of whether the Fund receives timely distributions of such income from the foreign corporation.

Portfolio Transactions. Gains and losses realized from portfolio transactions generally will be treated as capital gains and losses. However, generally, a portion of the gain or loss realized from the disposition of foreign currencies (including foreign currency denominated bank deposits) and non-U.S. dollar denominated securities (including debt instruments and certain futures or forward contracts and options), will be treated as ordinary income or loss. Similarly, gains or losses attributable to fluctuations in exchange rates that occur between the time the Fund accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time such receivables are collected or the time that the liabilities are paid generally will be treated as ordinary income or loss. In addition, all or a portion of any gains realized from the sale or other disposition of certain market discount bonds generally will be treated as ordinary income, and all or a portion of the gain realized from engaging in “conversion transactions” (generally including certain transactions designed to convert ordinary income into capital gain) generally will be treated as ordinary income.

Hedging and Derivative Transactions. Gain or loss, if any, realized from certain financial futures or forward contracts and options transactions (“Section 1256 contracts”) held by the Fund or an Investment Fund generally is treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. Gain or loss will arise upon exercise or lapse of Section 1256 contracts. In addition, any Section 1256 contracts remaining unexercised at the end of the holder’s taxable year are treated as sold for their then fair market value, resulting in the recognition of gain or loss characterized in the manner described above.

Offsetting positions held by the Fund, or the Investment Funds, involving certain financial futures or forward contracts or options transactions with respect to actively traded personal property may be

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considered to constitute “straddles” for U.S. federal income tax purposes and may be subject to constructive sales rules, described below. To the extent the straddle rules under the Code apply to positions established by the Fund, or the Investment Funds, losses realized by the Fund may be deferred to the extent of unrealized gain in the offsetting positions. Further, short-term capital loss on straddle positions may be recharacterized as long-term capital loss, and long-term capital gains on straddle positions may be treated as short-term capital gains or ordinary income. Moreover, the Fund’s or an Investment Fund’s holding period with respect to such a period may be terminated when it enters into a straddle, and certain interest and carrying charges with respect to positions in a straddle may be required to be capitalized. Certain of the straddle positions held by the Fund, or the Investment Funds, may constitute “mixed straddles” within the meaning of the Code. One or more elections may be made in respect of the U.S. federal income tax treatment of “mixed straddles,” resulting in different tax consequences. In certain circumstances, the provisions governing the tax treatment of straddles override or modify certain of the provisions discussed above.

If the Fund, or, in certain cases, an Investment Fund, either (i) holds an appreciated financial position with respect to stock, certain debt obligations or partnership interests (“appreciated financial position”), and then enters into a short sale, futures, forward, or offsetting notional principal contract (collectively, a “Contract”) with respect to the same or substantially identical property, or (ii) holds an appreciated financial position that is a Contract and then acquires property that is the same as, or substantially identical to, the underlying property, the Fund may be taxed as if the appreciated financial position were sold at its fair market value on the date the Fund, or such Investment Fund, enters into the financial position or acquires the property, respectively. The foregoing will not apply, however, to any transaction during any taxable year that otherwise would be treated as a constructive sale if the transaction is closed within 30 days after the end of that year and the appreciated financial position is held unhedged for 60 days after that closing (i.e., at no time during that 60-day period is the risk of loss relating to the appreciated financial position reduced by reason of certain specified transactions with respect to substantially identical or related property, such as by reason of an option to sell, being contractually obligated to sell, making a short sale, or granting an option to buy substantially identical stock or securities).

If the Fund or, in certain circumstances, an Investment Fund enters into certain derivatives (including forward contracts, long positions under notional principal contracts, and related puts and calls) with respect to equity interests in certain pass-thru entities (including other RICs, REITs, partnerships, real estate mortgage investment conduits and certain trusts and foreign corporations), long-term capital gain with respect to the derivative may be recharacterized as ordinary income to the extent it exceeds the long-term capital gain that would have been realized had the interest in the pass-thru entity been held directly during the term of the derivative contract. Any gain recharacterized as ordinary income will be treated as accruing at a constant rate over the term of the derivative contract and may be subject to an interest charge. The Treasury has authority to issue regulations expanding the application of these rules to derivatives with respect to debt instruments and/or stock in corporations that are not pass-thru entities.

Foreign Taxes. The Fund’s direct or indirect investment in non-U.S. stocks or securities may be subject to withholding and other taxes imposed by countries outside the United States. In that case, the Fund’s yield on those stocks or securities would be decreased. Income tax treaties between certain countries and the United States may reduce or eliminate such taxes. If more than 50% of the Fund’s assets at year-end consists of the stock or securities of foreign corporations, the Fund may elect to permit its shareholders to claim a credit or deduction on their income tax returns for their pro rata portion of qualified taxes paid or deemed paid by the Fund to foreign countries in respect of foreign stock or securities the Fund has held for at least the minimum period specified in the Code. In such a case, shareholders of the Fund will include in gross income from foreign sources their pro rata shares of such taxes.

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Backup Withholding. The Fund may be required to withhold, for U.S. federal income taxes, a portion of all taxable distributions payable to shareholders (a) who fail to provide the Fund with their correct taxpayer identification numbers (TINs) or who otherwise fail to make required certifications, or (b) with respect to whom the IRS notifies the Fund that such shareholder is subject to backup withholding. Certain shareholders specified in the Code and the Treasury regulations promulgated thereunder are exempt from backup withholding, but may be required to provide documentation to establish their exempt status. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a refund or a credit against the shareholder’s U.S. federal income tax liability if the appropriate information is timely provided to the IRS. Failure by a shareholder to furnish a certified TIN to the Fund could subject the shareholder to a $50 penalty imposed by the IRS.

Taxation of Non-U.S. Shareholders

Generally, a shareholder who, as to the United States, is a nonresident alien individual, a foreign trust or estate, or a foreign corporation (a “non-U.S. shareholder”) as defined in the Code, will be subject to U.S. federal income tax on distributions received from the Fund or upon dispositions of Shares if the Fund is “effectively connected” with a U.S. trade or business carried on by the non-U.S. shareholder.

Income Not Effectively Connected. If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the non-U.S. shareholder, distributions of investment company taxable income may be subject to a U.S. tax of 30% (or lower treaty rate, except in the case of any “excess inclusion income” allocated to the non-U.S. shareholder), which tax generally is withheld from such distributions by the Fund. All non-U.S. shareholders are urged to consult their tax advisors to determine the appropriate tax forms to provide to the Fund to claim a reduced rate or exemption from U.S. federal withholding taxes, and the proper completion of those forms.

Capital gain dividends and any amounts retained by the Fund that are properly reported by the Fund as undistributed capital gains will not be subject to U.S. tax at the rate of 30% (or applicable lower treaty rate) unless the non-U.S. shareholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements.

Notwithstanding the foregoing, properly reported dividends generally are exempt from U.S. withholding tax where they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% equity holder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over the Fund’s long-term capital loss for such taxable year). However, depending on its circumstances, the Fund may report all, some or none of its potentially eligible dividends as qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a non-U.S. shareholder will need to comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing the correct IRS Form W-8). In the case of Shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain. As discussed above at “Income from Repurchases and Transfers of Shares,” if a repurchase of a shareholder’s Shares by the Fund does not qualify for sale or exchange treatment, the shareholder may, in connection with such repurchase, be treated as having received, in whole or in part, a taxable dividend, a tax-free dividend, or capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the shareholder’s tax basis in the relevant Shares repurchased. If the repurchase qualifies as a sale or exchange, the shareholder generally will realize capital gain or loss

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equal to the difference between the amount received in exchange for the repurchased Shares and the adjusted tax basis of those Shares.

Any capital gain that a non-U.S. shareholder realizes upon a repurchase of Shares or otherwise upon a sale or exchange of Shares will ordinarily be exempt from U.S. tax unless (i) in the case of a non-U.S. shareholder that is a nonresident alien individual, the gain is U.S. source income and such shareholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements, or (ii) at any time during the shorter of the period during which the non-U.S. shareholder held such Shares and the five-year period ending on the date of the disposition of those Shares, the Fund was a “United States real property holding corporation” (as such term is defined in the Code) and the non-U.S. shareholder actually or constructively held more than 5% of the Fund’s Shares.

Income Effectively Connected. If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a non-U.S. shareholder, then distributions of investment company taxable income and capital gain dividends, any amounts retained by the Fund that are reported by the Fund as undistributed capital gains, and any gains realized upon the sale or exchange of Shares will be subject to U.S. income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations, and such taxable amounts may subject a non-U.S. shareholder to U.S. tax filing obligations. Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.

In the case of a non-U.S. shareholder, the Fund may be required to withhold U.S. federal income tax from distributions and repurchase proceeds that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate), unless the non-U.S. shareholder certifies his foreign status under penalties of perjury or otherwise establishes an exemption. See “—Backup Withholding” above.

The tax consequences to a non-U.S. shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein.

Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (“FATCA”)

Under FATCA, certain payments of U.S. source interest, dividends, and other fixed or determinable annual or periodical gains, profits and income, which are made to a “foreign financial institution” (which term may include certain non-U.S. shareholders and certain non-U.S. Investment Funds and investments) may be subject to a 30% withholding tax, if the foreign financial institution does not, among other things, comply, under an agreement with the Secretary of the U.S. Treasury or his/her delegate or the terms of an applicable intergovernmental agreement, with prescribed due diligence requirements necessary to determine which of its accounts (including equity interests in the foreign financial institution) are held by specified U.S. persons or U.S. owned foreign entities (such accounts, “United States accounts”), and prescribed reporting requirements in respect of its United States accounts. FATCA also generally imposes a 30% withholding tax on payments to non-financial foreign beneficial owners, unless the entity certifies that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner, and meets certain other specified requirements. No assurance can be given that some or all of the income of the Fund, any Investment Fund, any investment and/or certain of the Fund’s shareholders will not be subject to any of the above-described withholding taxes or that information will not be required to be reported to the IRS or any other person in respect of a shareholder’s interest in the Fund. To comply with the requirements of FATCA, the Fund may, in appropriate circumstances, require shareholders to provide information and tax documentation regarding their direct and indirect owners, and shareholders of the Fund will be required to waive the application of any non-U.S. laws that, but for such waiver, would prevent the Fund or any other person or entity from reporting information in respect of any United States account in accordance with

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FATCA, including under any agreement described in Section 1471(b) of the Code (and, if necessary to effectuate the information reporting contemplated by FATCA, shareholders will be required to obtain similar waivers from their direct and indirect owners).

FATCA also imposes information reporting requirements on specified individuals and specified domestic entities that hold certain interest(s) in one or more “specified foreign financial assets.” Significant penalties can apply upon a failure to make the required disclosure and in respect of understatements of tax attributable to undisclosed foreign financial assets.

ERISA CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan or other arrangements or entities subject to ERISA (an “ERISA Plan”), and persons who are fiduciaries with respect to an individual retirement account (“IRA”) or Keogh Plan or other arrangement or entity, which is not subject to ERISA but is subject to the prohibited transaction rules of Section 4975 of the Code (together with ERISA Plans, “Benefit Plans”) should consider, among other things, the matters described below before determining whether to invest in the Fund.

ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in a non-exempt prohibited transaction and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, U.S. Department of Labor (“DOL”) regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan’s portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan’s purposes, an examination of the risk and return factors, the portfolio’s composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment (see “Prospectus Summary—ERISA Plans and Other Tax-Exempt Entities” in the Fund’s Prospectus) and the projected return of the total portfolio relative to the ERISA Plan’s funding objectives. Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. For example, a fiduciary should consider whether an investment in the Fund may be too illiquid or too speculative for a particular ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified. Fiduciaries of such plans or arrangements should also confirm that investment in the Fund is consistent, and complies, with the governing provisions of the plan or arrangement, including any eligibility and nondiscrimination requirements that may be applicable under law with respect to any “benefit, right or feature” affecting the qualified status of the plan or arrangement, which may be of particular importance for participant-directed plans given that the Fund sells Shares only to Qualified Investors, as described in the Fund’s Prospectus. If a fiduciary with respect to any such ERISA Plan breaches their responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary themself may be held liable for losses incurred by the ERISA Plan as a result of such breach. A fiduciary with respect to arrangements governed by Section 4975 of the Code (such as IRAs and Keoghs) but not subject to ERISA should undertake a similar analysis in light of their fiduciary duties.

The DOL has adopted regulations at 29 C.F.R. §2510.3-101, as modified by Section 3(42) of ERISA (the “Plan Assets Rules”), that treat the assets of certain pooled investment vehicles as “plan assets” for purposes of, and subject to, Title I of ERISA and Section 4975 of the Code (“Plan Assets”). The Plan Assets Rules provide, however, that, in general, funds registered as investment companies under the Investment Company Act are not deemed to be subject to the fiduciary responsibility and prohibited transaction provisions of ERISA or Section 4975 of the Code merely because of investments made in the fund by Benefit Plans. Accordingly, the underlying assets of the Fund should not be considered to be the

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Plan Assets of the Benefit Plans investing in the Fund for purposes of ERISA’s (or the Code’s) fiduciary responsibility and prohibited transaction rules. Thus, the Adviser should not be considered a fiduciary within the meaning of ERISA or the Code by reason of its authority with respect to the Fund.

The Fund requires a Benefit Plan (and each person causing such Benefit Plan to purchase or hold an Interest in the Fund) to represent that it, and any such fiduciaries responsible for such Benefit Plan’s investments, are aware of and understand the Fund’s investment objective, policies and strategies, that the decision to invest Plan Assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the Benefit Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and/or the Code.

Certain prospective Benefit Plan investors may currently maintain relationships with the Adviser, the Distributor or other entities that are affiliated with the Adviser or the Distributor. Each of such persons may be deemed to be a party in interest or a disqualified person to and/or a fiduciary of any Benefit Plan to which it provides investment management, investment advisory or other services. ERISA prohibits (and the Code penalizes) the use of Benefit Plan assets for the benefit of a party in interest (or a disqualified person) and also prohibits (or penalizes) a Benefit Plan fiduciary from using its position to cause such Benefit Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. Benefit Plan investors should consult with counsel to determine if participation in the Fund is a transaction which is prohibited by ERISA or the Code. Fiduciaries of Benefit Plan investors are required to represent that the decision to invest in the Fund was made by them as fiduciaries that are independent of such affiliated persons (except under certain limited circumstances and only pursuant to an applicable exemption from the prohibited transaction rules of ERISA and Section 4975 of the Code), that such fiduciaries are duly authorized to make such investment decision, that they have not relied on any advice or recommendation of such affiliated persons as a basis for the decision to invest in the Fund (except under such limited circumstances referred to above and only pursuant to any such applicable exemption) and that any information provided by the Fund and the affiliated persons is not a recommendation to invest in the Fund.

Benefit Plan investors subject to ERISA may be required to report certain compensation paid by the Fund (or by third parties) to the Fund’s service providers as “reportable indirect compensation” on Schedule C to Internal Revenue Service Form 5500 (“Form 5500”). To the extent that any compensation arrangements described herein or in the Fund’s Prospectus constitute reportable indirect compensation, any such descriptions are intended to satisfy the disclosure requirements for the alternative reporting option for “eligible indirect compensation,” as defined for purposes of Schedule C to Form 5500.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in this SAI is general, does not purport to be a thorough analysis of ERISA or the Code, may be affected by future publication of regulations and rulings and should not be considered legal advice. Potential Benefit Plan investors and their fiduciaries should consult their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.

Employee benefit plans that are not subject to the requirements of ERISA or Section 4975 of the Code (such as governmental plans, foreign plans and certain church plans) may be subject to similar rules under other applicable laws or documents, and should consult their own advisers as to the propriety of an investment in the Fund. In particular, “governmental plans” (as defined in Section 3(32) of ERISA) are not subject to Title I of ERISA or Section 4975 of the Code. However, state laws applicable to certain governmental plans have provisions that impose restrictions on the investments and management of the assets of such plans that are, in some cases, similar to those under ERISA and the Code discussed above.

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It is uncertain whether exemptions and interpretations under ERISA would be recognized by the respective state authorities in such cases. Also, some state laws prohibit or impose percentage limitations on investments of a particular type, in obligations or securities of foreign governments or entities, or bar investments in particular countries or businesses operating in such countries. Fiduciaries of governmental plans, in consultation with their advisers, should consider the impact of their respective state pension laws and regulations on investments in the Fund, as well as the considerations discussed above to the extent applicable.

BROKERAGE

Each Investment Manager is directly responsible for the execution of portfolio transactions and the allocation of brokerage for its Investment Funds. Transactions on U.S. stock exchanges and on some foreign stock exchanges involve the payment of negotiated brokerage commissions. On the great majority of foreign stock exchanges, commissions are fixed. No stated commission generally is applicable to securities traded in OTC markets, but the prices of those securities include undisclosed commissions or mark-ups. Investment Funds may not necessarily pay the lowest available commissions or mark-ups or mark-downs on each securities transaction.

The Fund did not pay brokerage commissions during the fiscal years ended March 31, 2023, March 31, 2022 and March 31, 2021.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL

Ernst & Young LLP (“EY”) serves as the independent registered public accounting firm of the Fund. Its principal business address is One Manhattan West, New York, New York 10001.

Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022, acts as legal counsel to the Fund.

CUSTODIAN

The Bank of New York Mellon (the “Custodian”) serves as the primary custodian of the assets of the Fund, and may maintain custody of such assets with domestic and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 225 Liberty Street, New York, New York 10286.

FINANCIAL STATEMENTS

The financial statements of the Fund for the fiscal year ended March 31, 2023, as audited by EY, and the report of EY are incorporated herein by reference in their entirety from the Fund’s 2023 Annual Report, as filed with the SEC on Form N-CSR on June 8, 2023. The Annual Report is available on the following website: https://www.ubs.com/us/en/asset-management/individual-investors-and-financial-advisors/products/hedge-funds.html. It also is available upon request and without charge by writing the Fund at c/o UBS Hedge Fund Solutions LLC, 600 Washington Boulevard, Stamford, Connecticut 06901, or by calling (888) 793-8637.

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PART C. OTHER INFORMATION

Item 25. Financial Statements and Exhibits.

1.	Financial Statements:
		Part A:	Financial Highlights*
		Part B:	Management Discussion of Fund Performance (unaudited), Report of Independent Registered Public Accounting Firm, Statement of Assets and Liabilities, Schedule of Portfolio Investments, Statement of Operations, Statement of Changes in Net Assets, Statement of Cash Flows, Financial Highlights, Notes to Financial Statements, Trustees and Officers (unaudited) and Additional Information (unaudited)**

2.	Exhibits:

	(a)(1)	Certificate of Trust(1)

	(a)(2)	Certificate of Amendment to the Certificate of Trust, dated February 1, 2011(2)

	(a)(3)	Certificate of Amendment to the Certificate of Trust, dated April 24, 2014(3)

	(a)(4)	Agreement and Declaration of Trust(2)

	(a)(5)	Third Amended and Restated Agreement and Declaration of Trust(4)

	(b)	By-Laws(2)

	(c)	Not Applicable.

	(d)	See Item 25(2)(a)(5).

	(e)	Not Applicable.

	(f)	Not Applicable.

	(g)(1)	Form of Investment Advisory Agreement, as amended(5)

	(g)(2)	Form of Expense Limitation and Reimbursement Agreement(6)

	(h)(1)	Form of Distribution Agreement, as amended(5)

	(h)(2)	Form of Selected Dealer Agreement(2)

	(j)(1)	Form of Custody Agreement(2)

	(j)(2)	Form of Foreign Manager Custody Agreement(2)

	(k)(1)	Form of Administration, Accounting and Investor Services Agreement(2)

(k)(2)	Form of Escrow Agreement(2)

(k)(3)	Form of Investor Certificate (included as Appendix A to the Fund's Prospectus)

(l)	Opinion and Consent of Richards, Layton and Finger, P.A.(7)

(n)	Consent of Independent Registered Public Accounting Firm*

(p)	Not Applicable.

(r)	Code of Ethics, as amended(5)

(s)(1)	Powers of Attorney of Virginia G. Breen and Stephen H. Penman(8)

(s)(2)	Power of Attorney of Heather R. Higgins(9)

* Filed herewith.

**	Incorporated by reference to the Registrant's 2023 Annual Shareholder Report, as filed with the Securities and Exchange Commission (the "SEC") on Form N-CSR on June 8, 2023 (File No. 811-22500).

(1)	Incorporated by reference to Exhibit (a)(1) of the Registration Statement on Form N-2 (File No. 333-170913), filed on December 1, 2010.

(2)	Incorporated by reference to the respective Exhibits of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-170913), filed on February 25, 2011.

(3)	Incorporated by reference to Exhibit (a)(3) of Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-182705), filed on May 23, 2014.

(4)	Incorporated by reference to Exhibit (a)(5) of Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-182705), filed on July 31, 2014 ("Post-Effective Amendment No. 4").

(5)	Incorporated by reference to the respective Exhibits of Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-204588), filed on May 31, 2017 ("Post-Effective Amendment No. 3").

(6)	Incorporated by reference to Exhibit (g) of Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-170913), filed on April 18, 2012.

(7)	Incorporated by reference to Exhibit (l) of the Registration Statement on Form N-2 (File No. 333-258388), filed on August 2, 2021 (the "2021 Registration Statement").

(8)	Incorporated by reference to Exhibit (s) of the 2021 Registration Statement.

(9)	Incorporated by reference to Exhibit (s)(2) of Post-Effective Amendment No. 1 to the 2021 Registration Statement, filed on July 29, 2022.

Item 26.	Marketing Arrangements: Not Applicable.

Item 27.	Other Expenses of Issuance and Distribution:*

Registration fees

Legal fees

FINRA fees

Blue Sky fees

Accounting fees

Printing

Miscellaneous

Total

*	Incorporated by reference to the 2021 Registration Statement.

Item 28.	Persons Controlled by or Under Common Control with Registrant: None.

Item 29.	Number of Holders of Securities as of June 1, 2023:

Title of Class	Number of Recordholders
Shares of Beneficial Interest	1,812

Item 30. Indemnification:

Reference is made to Section 5.5 of the Registrant's Third Amended and Restated Agreement and Declaration of Trust (the "Trust Agreement"), filed as Exhibit (a)(5) to Post-Effective Amendment No. 4, and to Paragraph 7 of the Registrant's Investment Advisory Agreement, as amended (the "Investment Advisory Agreement"), filed as Exhibit (g)(1) to Post-Effective Amendment No. 3. The Registrant hereby undertakes that it will apply the indemnification provisions of the Trust Agreement and Investment Advisory Agreement in a manner consistent with Release No. IC-11330 of the SEC under the Investment Company Act of 1940, as amended (the "Investment Company Act"), so long as the interpretation therein of Sections 17(h) and 17(i) of the Investment Company Act remains in effect.

The Registrant, in conjunction with the Registrant's trustees and other registered management investment companies managed by UBS Hedge Fund Solutions LLC (the "Adviser"), maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as an individual general partner, director, officer, employee or agent of another managed investment company, against certain liability asserted against and incurred by, or arising out of , his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Item 31. Business and Other Connections of Investment Adviser:

A description of any other business, profession, vocation, or employment of a substantial nature in which the Adviser, and each member, director, executive officer, or partner of the Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, director, officer, employee, partner or trustee, is set forth in the Registrant's prospectus in the section entitled "Management of the Fund." Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-62960), and is incorporated herein by reference.

Item 32. Location of Accounts and Records:

BNY Mellon Investment Servicing (US) Inc., as Fund administrator, maintains certain required accounting-related and financial books and records of the Registrant at 301 Bellevue Parkway, Wilmington, Delaware 19809. The other required books and records are maintained by the Adviser, whose offices are located at 600 Washington Boulevard, Stamford, Connecticut 06901.

Item 33. Management Services: Not Applicable.

Item 34. Undertakings:

1.	Not applicable.

2.	Not applicable.

3.	The Registrant undertakes:

a.	To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 ("Securities Act");

(2)	To reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

b.	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

c.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

d.	That, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	Not applicable.

(2)	Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the Registration Statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.	That for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)	the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.

5.	Not applicable.

6.	Not applicable.

7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended, the Registrant represents that this Amendment to the Registration Statement meets all the requirements for effectiveness pursuant to Rule 486(b) under the Securities Act and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 28th day of July, 2023.

A&Q MULTI-STRATEGY FUND

By:	/s/ Nicole Tortarolo
Nicole Tortarolo
Authorized Signatory

Pursuant to the requirements of the Securities Act, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on July 28, 2023.

	Name	Title

	/s/ Nicole Tortarolo	Principal Executive Officer
Nicole Tortarolo

	/s/ Matthew Richards	Principal Accounting Officer
	Matthew Richards	(also performs the functions of a principal financial officer)

/s/ Virginia G. Breen*
	Virginia G. Breen	Chair and Trustee

	/s/ Heather R. Higgins*	Trustee
Heather R. Higgins

	/s/ Stephen H. Penman*	Trustee
Stephen H. Penman

*By:	/s/ Keith A. Weller
Keith A. Weller, Attorney-in-Fact

Exhibit Index

(n)	Consent of Independent Registered Public Accounting Firm